Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

25 July 2025

Commission file number: 001-10306

Form 6-K

NatWest Group plc

250 Bishopsgate

London

EC2M 4AA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

This report on Form 6-K, except for any information contained on any websites linked or documents referred to in this report, shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-284008) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group’s financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and ESG targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest Group’s beliefs and expectations, are forward-looking statements. Words such as ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction (including the reduction of RWAs), CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group’s initial area of focus, climate and sustainability-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, Climate and Sustainable Funding and Financing (CSFF) and financed emissions.

Limitations inherent to forward-looking statements

These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in the NatWest Group plc 2024 Annual Report on Form 20-F, NatWest Group’s Interim Management Statement for Q1 and H1 2025 on Form 6-K, and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely affect NatWest Group’s future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, and geopolitical developments); and changes in interest rates and foreign currency exchange rates); business change and execution risk (including in respect of the implementation of NatWest Group’s strategy; future acquisitions and divestments, and the transfer of its Western European corporate portfolio); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; the competitive environment; counterparty and borrower risk; liquidity and funding risks; prudential regulatory requirements for capital and MREL; reductions in the credit ratings; the requirements of regulatory stress tests; model risk; sensitivity to accounting policies, judgments, estimates and assumptions (and the economic, climate, competitive and other forward looking information affecting those judgments, estimates and assumptions); changes in applicable accounting standards; the value or effectiveness of credit protection; the adequacy of NatWest Group’s future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate change and sustainability-related risks; both the execution and reputational risk relating to NatWest Group’s climate change-related strategy, ambitions, targets and transition plan; climate and sustainability-related data and model risk; increasing levels of climate, environmental, human rights and sustainability-related regulation and oversight; and increasing; climate, environmental and sustainability-related litigation, enforcement proceedings investigations and conduct risk); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems; attracting, retaining and developing diverse senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; the outcome of legal, regulatory and governmental actions, investigations and remedial undertakings; and changes in tax legislation or failure to generate future taxable profits).

NatWest Group – Form 6-K Interim Results 2025	1

Forward-looking statements continued

Climate and sustainability-related disclosures

Climate and sustainability-related disclosures in this document are not measures within the scope of International Financial Reporting Standards (IFRS), use a greater number and level of judgments, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information in accordance with IFRS. These judgments, assumptions and estimates are highly likely to change materially over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis, our ambition to be net zero across our financed emissions, assets under management and operational value chain by 2050 and the implementation of our climate transition plan remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. The process we have adopted to define, gather and report data on our performance on climate and sustainability-related measures is not subject to the formal processes adopted for financial reporting in accordance with IFRS and there are currently limited industry standards or globally recognised established practices for measuring and defining climate and sustainability-related metrics. As a result, we expect that certain climate and sustainability-related disclosures made in this document are likely to be amended, updated, recalculated or restated in the future. Refer to the cautionary statement in the section entitled ‘Climate and sustainability-related and other forward-looking statements and metrics’ of the NatWest Group 2024 Sustainability Report.

Cautionary statement regarding alternative performance measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and IFRS. This document may contain a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations (together, APM). APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. APMs provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any APMs included in this document, are not measures within the scope of IFRS or GAAP, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS or GAAP measures and a reconciliation to the closest IFRS or GAAP measure is presented where appropriate.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

NatWest Group – Form 6-K Interim Results 2025	2

Introduction

Presentation of information

Unless otherwise specified herein, ‘Parent company’ refers to NatWest Group plc and ‘NatWest Group’, ‘Group’ or ‘we’ refers to NatWest Group plc and its subsidiaries. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH Limited’) and its subsidiary and associated undertakings. The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings. The term NWM N.V. Group refers to NatWest Markets N.V. and its subsidiary and associated undertakings. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term RBSI Ltd refers to The Royal Bank of Scotland International Limited. Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management. This does not change the financial results of Private Banking & Wealth Management or the consolidated financial results of NatWest Group.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ or ‘p’ represent pence where the amounts are denominated in pounds sterling (‘GBP’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

To aid readability, this document contains references to EU legislative and regulatory provisions in effect in the UK before 1 January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021.

Any information contained on websites linked or reports referenced in this interim results report for the period ended 30 June 2025 on Form 6-K is for information only and will not be deemed to be incorporated by reference herein.

Non-IFRS financial information

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include a calculation of metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate. For details of the basis of preparation and reconciliation where appropriate refer to appendix ‘Non-IFRS financial measures’ on page 118.

NatWest Group – Form 6-K Interim Results 2025	3

Inside this report

NatWest Group – Form 6-K Interim Results 2025	4

NatWest Group – Form 6-K Interim Results 2025	5

H1 2025 performance summary

Chief Executive, Paul Thwaite, commented:

“NatWest Group’s strong performance in the first half of the year reflects our consistent support for our customers and, in turn, delivery for our shareholders. We have today upgraded our income and returns guidance for 2025, as well as announcing a 9.5p interim dividend and a £750 million share buyback.

The role we play as a trusted partner to over 20 million customers is fundamental to our strategy and we continue to focus on helping them achieve their ambitions, with lending, deposits and assets under management once again increasing in H1 2025. With positive momentum in our business, we are ambitious for the future and see clear opportunities for further disciplined growth. This is complemented by our focus on bank-wide simplification, as we quietly revolutionise how we operate, enhancing our tech and AI capabilities in order to better meet and anticipate the evolving needs of our customers.

Having returned to full private ownership in Q2 2025, NatWest Group is well placed to step up and play its part in supporting economic growth across the UK and, in doing so, to create sustainable value for all our stakeholders.”

H1 2025 performance

We have delivered a strong H1 2025 performance with continued balance sheet growth, an attributable profit of £2.5 billion, with earnings per share of 30.9 pence, up 28% on prior year, return on equity of 12.2%, a Return on Tangible Equity (RoTE) of 18.1%, a cost:income ratio of 50.3% compared with 56.9% in H1 2024 and a cost:income ratio (excl. litigation and conduct) of 48.8%, compared with 55.5% in the prior year.

This drove strong capital generation pre-distributions of 101 basis points which allows us to announce an interim dividend of 9.5 pence per share , 58% higher than the prior year, and we intend to commence a share buyback programme of £750 million in the second half of 2025.

-	We continue to be disciplined in our approach to growth, deploying capital where returns are attractive. We are pleased to have added 1.1 million new customers in the first half of 2025, both organically and through the Sainsbury's Bank transaction which completed on 1 May 2025. In the first half of 2025 we delivered broad - based balance sheet growth, with net loans to customers at H1 2025 of L407.1 billion up by L6.8 billion compared to Q4 2024 and net loans to customers excluding central items up by L11.6 billion, including L2.2 billion of balances acquired from Sainsbury's Bank as we added scale to our unsecured business. Customer deposits excluding central items increased by L4.5 billion, including L2.4 billion of balances acquired from Sainsbury's Bank.
-	We are making good progress on becoming a simpler bank, delivering efficiencies from our investment programmes as seen in the 6.6 percentage point improvement in our cost:income ratio compared to H1 2024 and 6.7 percentage point improvement in our cost:income (excl. litigation and conduct) ratio, compared with the prior year. We are digitising more customer journeys and deploying AI to improve our productivity and customer experience which is reflected in our improved NPS scores across all three businesses. We announced new collaborations with OpenAI, AWS and Accenture to accelerate our data simplification and enable greater personalisation for our customers.
-	We continue to actively manage our balance sheet and risk, delivering L2.9 billion of RWA management actions as we created capacity for growth. Our Common Equity Tier 1 (CET1) ratio of 13.6% was in line with Q4 2024 and c.20 basis points lower than Q1 2025. NAV per share in H1 2025 increased by 20 pence to 444 pence. TNAV per share in H1 2025 increased by 22 pence to 351 pence.

NatWest Group – Form 6-K Interim Results 2025	6

H1 2025 performance summary continued

Outlook(1)

The following statements are based on our current expectations for interest rates and economic conditions. We will monitor and react to market conditions and refine our internal forecasts as the economic position evolves.

We have strengthened our guidance and in 2025 we expect:

-	to achieve a Return on Tangible Equity of greater than 16.5%.
-	income excluding notable items to be greater than L16.0 billion.
-	Group operating costs, excluding litigation and conduct costs, to be around £8.1 billion including £0.1 billion of one-time integration costs.
-	our loan impairment rate to be below 20 basis points.
-	RWAs to be in the range of £190-195 billion at the end of 2025, dependent on final CRD IV model outcomes.

In 2027 we continue to expect:

-	to achieve a Return on Tangible Equity for the Group of greater than 15%.

Capital:

-	we continue to target a CET1 ratio in the range of 13-14%.
-	we expect to pay ordinary dividends of around 50% of attributable profit from 2025 and will consider buybacks as appropriate.
(1)	The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the Risk Factors in the NatWest Group plc 2024 Annual Report on Form 20-F issued on 21 February 2025 and the Summary Risk Factors in this announcement. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

NatWest Group – Form 6-K Interim Results 2025	7

Business performance summary

	Half year ended			Quarter ended
	30 June	30 June		30 June	31 March		30 June
	2025	2024	Variance	2025	2025	Variance	2024	Variance
Summary consolidated income statement	£m	£m	%	£m	£m	%	£m	%
Net interest income	6,120	5,408	13.2%	3,094	3,026	2.2%	2,757	12.2%
Non-interest income	1,865	1,726	8.1%	911	954	(4.5%)	902	1.0%
Total income	7,985	7,134	11.9%	4,005	3,980	0.6%	3,659	9.5%
Litigation and conduct costs	(118)	(101)	16.8%	(74)	(44)	68.2%	(77)	(3.9%)
Other operating expenses	(3,900)	(3,956)	(1.4%)	(1,965)	(1,935)	1.6%	(1,928)	1.9%
Operating expenses	(4,018)	(4,057)	(1.0%)	(2,039)	(1,979)	3.0%	(2,005)	1.7%
Profit before impairment losses/releases	3,967	3,077	28.9%	1,966	2,001	(1.7%)	1,654	18.9%
Impairment (losses)/releases	(382)	(48)	nm	(193)	(189)	2.1%	45	nm
Operating profit before tax	3,585	3,029	18.4%	1,773	1,812	(2.2%)	1,699	4.4%
Tax charge	(910)	(801)	13.6%	(439)	(471)	(6.8%)	(462)	(5.0%)
Profit from continuing operations	2,675	2,228	20.1%	1,334	1,341	(0.5%)	1,237	7.8%
Profit from discontinued operations, net of tax	—	11	nm	—	—	nm	15	nm
Profit for the period	2,675	2,239	19.5%	1,334	1,341	(0.5%)	1,252	6.5%

Performance key metrics and ratios
Notable items within total income (1)	£23m	£130m	nm	(£5m)	£28m	nm	£69m	nm
Total income excluding notable items (1)	£7,962m	£7,004m	13.7%	£4,010m	£3,952m	1.5%	£3,590m	11.7%
Net interest margin (1)	2.28%	2.07%	21bps	2.28%	2.27%	1bp	2.10%	18bps
Average interest earning assets (1)	£542bn	£524bn	3.4%	£543bn	£542bn	0.2%	£528bn	2.8%
Cost:income ratio (excl. litigation and conduct) (1)	48.8%	55.5%	(6.7%)	49.1%	48.6%	0.5%	52.7%	(3.6%)
Loan impairment rate (1)	19bps	3bps	16bps	19bps	19bps	—	(5bps)	24bps
Profit attributable to ordinary shareholders	£2,488m	£2,099m	18.5%	£1,236m	£1,252m	(1.3%)	£1,181m	4.7%
Total earnings per share attributable to ordinary shareholders - basic	30.9p	24.2p	6.7p	15.3p	15.5p	(0.2p)	13.7p	1.6p
Return on Tangible Equity (RoTE) (1)	18.1%	16.4%	1.7%	17.7%	18.5%	(0.8%)	18.5%	(0.8%)
Climate and sustainable funding and financing (2)	£16.9bn	£16.3bn	3.7%	£9.1bn	£7.8bn	16.7%	£9.7bn	(6.2%)

nm = not meaningful.

For the footnotes to this table refer to the following page.

NatWest Group – Form 6-K Interim Results 2025	8

Business performance summary continued

	As at
	30 June	31 March		31 December
	2025	2025	Variance	2024	Variance
Balance sheet	£bn	£bn	%	£bn	%
Total assets	730.8	710.0	2.9%	708.0	3.2%
Loans to customers - amortised cost	407.1	398.8	2.1%	400.3	1.7%
Loans to customers excluding central items (1,3)	380.1	371.9	2.2%	368.5	3.1%
Loans to customers and banks - amortised cost and FVOCI	417.9	409.5	2.1%	410.2	1.9%
Total impairment provisions (4)	3.7	3.5	5.7%	3.4	8.8%
Expected credit loss (ECL) coverage ratio	0.87%	0.86%	1bp	0.83%	4bps
Assets under management and administration (AUMA) (1)	51.8	48.5	6.8%	48.9	5.9%
Customer deposits	436.8	434.6	0.5%	433.5	0.8%
Customer deposits excluding central items (1,3)	435.8	433.4	0.6%	431.3	1.0%
Liquidity and funding
Liquidity Coverage Ratio (LCR)	147%	150%	(3.0%)	150%	(3.0%)
Liquidity portfolio	217	222	(2.3%)	222	(2.3%)
Net Stable Funding Ratio (NSFR)	134%	136%	(2.0%)	137%	(3.0%)
Loan:deposit ratio (excl. repos and reverse repos) (1)	86%	85%	1%	85%	1%
Total wholesale funding	91	87	4.6%	86	5.8%
Short-term wholesale funding	35	33	6.1%	33	6.1%
Capital and leverage
Common Equity Tier 1 (CET1) ratio (5)	13.6%	13.8%	(20bps)	13.6%	—
Total capital ratio (5)	19.7%	20.6%	(90bps)	19.7%	—
Pro forma CET1 ratio (excl. foreseeable items) (6)	14.6%	14.8%	(20bps)	14.3%	30bps
Risk-weighted assets (RWAs)	190.1	187.0	1.7%	183.2	3.8%
UK leverage ratio	5.0%	5.2%	(0.2%)	5.0%	—
Tangible net asset value (TNAV) per ordinary share (1,7)	351p	347p	4p	329p	22p
Number of ordinary shares in issue (millions) (7)	8,088	8,067	0.3%	8,043	0.6%

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)

NatWest Group used its climate and sustainable funding and financing inclusion (CSFFI) criteria to determine the assets, activities and companies that are eligible to be included within its target to provide £100 billion in climate and sustainable funding and financing between 1 July 2021 and the end of 2025. This included both provision of committed (on and off-balance sheet) funding and financing, including provision of services for underwriting issuances and private placements. The climate and sustainable funding and financing framework which underpinned our £100 billion target has been retired and replaced with our climate and transition finance framework, available on the NatWest Group website.

(3)	Central items includes Treasury repo activity.
(4)	Includes £0.1 billion relating to off-balance sheet exposures (31 March 2025 - £0.1 billion; 31 December 2024 – £0.1 billion).
(5)	Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(6)

The pro forma CET1 ratio at 30 June 2025 excludes foreseeable items of £1,994 million: £1,244 million for ordinary dividends and £750 million foreseeable charges (31 March 2025 excludes foreseeable items of £1,875 million for ordinary dividends; 31 December 2024 excludes foreseeable items of £1,249 million for ordinary dividends).

(7)	The number of ordinary shares in issue excludes own shares held.

NatWest Group – Form 6-K Interim Results 2025	9

Chief Financial Officer’s review

We delivered a strong performance in the first half of 2025, with operating profit of £3,585 million, return on equity of 12.2% and a RoTE of 18.1%.

In the first half of 2025 we supported our customers and delivered broad-based balance sheet growth, with net loans to customers at H1 2025 of £407.1 billion up £6.8 billion compared to Q4 2024 and net loans to customers excluding central items up by £11.6 billion. Customer deposits at H1 2025 of £436.8 billion were up £3.3 billion compared to Q4 2024. Customer deposits excluding central items increased by £4.5 billion, contributing to growth in total income, up by 11.9% on H1 2024 and 0.6% on Q1 2025 and total income excluding notable items, up by 13.7% on H1 2024 and 1.5% on Q1 2025. Cost:income ratio was 50.3% in H1 2025 compared with 56.9% in H1 2024. Cost:income ratio (excl. litigation and conduct) was 48.8% in H1 2025 compared with 55.5% in H1 2024 as we continued to simplify the business.

Our CET1 ratio remains within our targeted range at 13.6% and we announce an interim dividend of 9.5 pence per share and intend to commence a share buyback programme of £750 million in the second half of 2025, bringing total distributions announced in H1 2025 to £1.5 billion. We continued to actively manage the balance sheet, delivering RWA management actions of £2.9 billion in H1 2025 which created capacity for growth.

Strong H1 and Q2 2025 performance

-	Total income increased by 0.6% in Q2 2025 compared with Q1 2025 and was 11.9% higher in H1 2025 than H1 2024. Total income excluding notable items was £58 million higher in Q2 2025 than Q1 2025 due to disciplined balance sheet growth, deposit margin expansion and the benefit of one additional day in the quarter. As a result, Q2 2025 NIM of 2.28% was 1 basis point higher than Q1 2025. H1 2025 total income excluding notable items was 13.7% higher than H1 2024 as balance growth, higher structural hedge income and increased trading income were partly offset by the impact of base rate cuts and changes in the mix of our customer deposits.
-	Q2 2025 total operating expenses were £60 million higher than Q1 2025 and H1 2025 was £39 million lower than H1 2024. In Q2 2025, other operating expenses were £30 million higher than Q1 2025 primarily reflecting property exit costs as a result of transformation and digitisation, a £19 million increase in one-time integration costs following the acquisition of balances from Sainsbury’s Bank and pay inflation and increased National Insurance charges. H1 2025 other operating expenses were £56 million lower than the prior year as we continue to make good progress on becoming a simpler bank, including ongoing digitisation of Retail Banking, costs relating to the strategic exit from Poland in H1 2024, contract efficiencies through the use of strategic partners, and our withdrawal from the Republic of Ireland.Headcount reduced by around 1,400 FTE compared with H1 2024 and was broadly stable compared with H2 2024.
-	A net impairment charge of £193 million, or 19 basis points of gross customer loans, in Q2 2025 included an £81 million charge on the acquisition of balances from Sainsbury’s Bank and post model adjustment releases of £64 million. Compared with Q1 2025, our ECL provision increased by £0.1 billion to £3.7 billion and our ECL coverage ratio has increased from 0.86% to 0.87%.
-	We have reviewed and updated our macro-economic assumptions, with limited changes compared with our previous assumptions, and we retain post model adjustments of £0.2 billion related to economic uncertainty, or 6.4% of total impairment provisions. We remain comfortable with the strong credit performance of our diversified prime loan book.
-	As a result, we are pleased to report an attributable profit for H1 2025 of £2,488 million, with earnings per share of 30.9, return on equity of 12.2% pence and a RoTE of 18.1%. Q2 2025 return on equity was 11.9% and Q2 2025 RoTE was 17.7%.

NatWest Group – Form 6-K Interim Results 2025	10

Chief Financial Officer’s review continued

Robust balance sheet with strong capital and liquidity levels

-	Net loans to customers at H1 2025 of £407.1 billion increased by £6.8 billion compared to Q4 2024 and increased by £8.3 billion compared to Q1 2025. We continued to support our customers with net loans to customers excluding central items growth of £11.6 billion in the first half of 2025 and £8.2 billion in Q2 2025, which included £2.2 billion of balances acquired from Sainsbury’s Bank. The remaining £6.0 billion growth in Q2 2025 was disciplined and well balanced across our portfolio, including an increase in Commercial Mid-market, reflecting higher lending to housebuilders and housing associations, and Corporate & Institutions, largely in funds lending. Retail Banking mortgage balances increased by £1.4 billion in Q2 2025.
-	Between 1 July 2021 and the 30 June 2025 we provided £110.3 billion in climate and sustainable funding and financing and during Q1 2025 we exceeded our target to provide £100 billion between 1 July 2021 and the end of 2025. To reflect our progress, we have announced a new target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030. As part of this we will continue to monitor progress against our aim to provide £10 billion in lending for EPC A and B-rated residential properties between 1 January 2023 and the end of 2025, with £9.6 billion lent up to 30 June 2025. The climate and sustainable funding and financing framework which underpinned our previous £100 billion target has been retired and replaced with our climate and transition finance framework, available on the NatWest Group website.
-	Customer deposits at H1 2025 of £436.8 billion increased by £3.3 billion compared to Q4 2024 and increased by £2.2 billion compared to Q1 2025. Customer deposits excluding central items increased £4.5 billion in H1 2025 and £2.4 billion in Q2 2025, which included £2.4 billion of balances acquired from Sainsbury’s Bank and growth within Corporate & Institutions partially offset by lower current account balances in Retail Banking. Term balances remained broadly stable for the second quarter at 17% of the book, up from 16% at Q1 2025.
-	The LCR of 147%, representing £51.7 billion headroom above 100% minimum requirement, decreased by 3 percentage points compared with Q1 2025 primarily due to increased lending (including balances acquired from Sainsbury’s Bank) partially offset by issuances. Our primary liquidity at Q2 2025 was £160.6 billion and £86.6 billion, or 54%, of which was cash and balances at central banks. Total wholesale funding increased by £3.5 billion in the quarter to £90.8 billion.
-	NAV per share increased by 20 pence in Q2 2025 to 444 pence. TNAV per share increased by 4 pence in the quarter to 351 pence primarily reflecting the profit for the period.

Shareholder return supported strong capital generation

-	The CET1 ratio of 13.6% was c.20 basis points lower than Q1 2025 principally reflecting the increase in RWAs, c.20 basis points, the ordinary dividend accrual, c.30 basis points, and share buybacks, c.40 basis points, partially offset by the attributable profit for the quarter, c.70 basis points.
-	RWAs increased by £6.9 billion in the first half of 2025 to £190.1 billion and £3.1 billion in Q2 2025 largely reflecting lending growth, an increase for CRD IV models and £1.6 billion in relation to the balances acquired from Sainsbury’s Bank partially offset by another strong quarter of RWA management actions, £1.7 billion, as we continued to actively manage the balance sheet creating capacity for growth.

NatWest Group – Form 6-K Interim Results 2025	11

Business performance summary

Retail Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Total income	3,134	2,690	1,594	1,540	1,365
Operating expenses	(1,423)	(1,470)	(742)	(681)	(697)
of which: Other operating expenses	(1,411)	(1,457)	(734)	(677)	(690)
Impairment losses	(226)	(122)	(117)	(109)	(59)
Operating profit	1,485	1,098	735	750	609

Return on equity (1)	23.8%	18.4%	23.2%	24.5%	20.3%
Net interest margin (1)	2.58%	2.26%	2.59%	2.58%	2.31%
Cost:income ratio
(excl. litigation and conduct) (1)	45.0%	54.2%	46.0%	44.0%	50.5%
Loan impairment rate (1)	21bps	12bps	22bps	21bps	12bps

	As at
	30 June	31 March	31 December
	2025	2025	2024
	£bn	£bn	£bn
Net loans to customers (amortised cost)	214.3	210.4	208.4
Customer deposits	196.6	195.7	194.8
RWAs	69.4	66.8	65.5

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During H1 2025, Retail Banking delivered a return on equity of 23.8% and an operating profit of £1,485 million, with continued positive income and net interest margin momentum. We have supported sectors that are vital to the health and success of the UK economy, including the housing market, with increased net mortgage lending in H1 2025 of £3.4 billion. We welcomed an additional 1 million customers from balances acquired from Sainsbury’s Bank in the quarter and have continued to improve our customer proposition, including the launch of our family-backed mortgages.

Retail Banking provided £2.1 billion of climate and sustainable funding and financing in H1 2025 from lending on properties with an EPC rating of A or B.

H1 2025 performance

-	Total income was £444 million, or 16.5%, higher than H1 2024 reflecting deposit balance growth and deposit margin expansion, coupled with the benefit of balances acquired from Sainsbury’s Bank adding £21 million of income, partly offset by the impact of base rate cuts and the mix shift from non-interest bearing to interest bearing balances.
-	Net interest margin was 32 basis points higher than H1 2024 largely reflecting the factors noted above.
-	Operating expenses of £1,423 million were £47 million, or 3.2%, lower than H1 2024. Other operating expenses were £46 million, or 3.2%, lower than H1 2024 reflecting lower severance and property exit costs and a 6.3% reduction in headcount. This was partially offset by the impact of costs associated with the acquisition of balances from Sainsbury’s Bank and timing of FCA regulatory fees.
-	An impairment charge of £226 million, compared with a £122 million charge in H1 2024, largely driven by the impact of balances acquired from Sainsbury’s Bank.

NatWest Group – Form 6-K Interim Results 2025	12

Business performance summary continued

Retail Banking continued

H1 2025 performance

-	Net loans to customers increased by £5.9 billion, or 2.8%, in H1 2025 driven by £3.4 billion higher mortgage balances. Personal advances increased by £1.4 billion, or 17.3% and credit card balances increased £1.3 billion, or 18.6% in H1 2025, reflecting the impact of balances acquired from Sainsbury’s Bank and underlying credit card growth.
-	Customer deposits increased by £1.8 billion, or 0.9%, in H1 2025, driven by overall personal market growth, and £2.4 billion of savings balances acquired from Sainsbury’s Bank, partly offset by seasonal tax payments.
-	RWAs increased by £3.9 billion, or 6.0%, in H1 2025 primarily due to the impact of balances acquired from Sainsbury’s Bank, the annual update to operational risk, model updates and book movements.

Q2 2025 performance

-	Total income was £54 million or 3.5% higher than Q1 2025 reflecting the impact of balances acquired from Sainsbury’s Bank, deposit margin expansion, and the impact of one additional day in the quarter.
-	Net interest margin was 1 basis point higher than Q1 2025 largely reflecting the factors noted above, offset by the flow through impact of new mortgage lending in Q1 2025, ahead of the increase in Stamp Duty Land Tax on 1 April 2025.
-	Operating expenses of £742 million were £61 million, or 9.0%, higher than Q1 2025. Other operating expenses were £57 million, or 8.4%, higher than Q1 2025 reflecting the impact of costs associated with the acquisition of balances from Sainsbury’s Bank, FCA regulatory fees, pay award and National Insurance increase, and higher property exit costs, partly offset by the non-repeat of the Q1 2025 Bank of England levy.
-	An impairment charge of £117 million, compared with a £109 million charge in Q1 2025, including £81 million impact of balances acquired from Sainsbury’s Bank offset by modelling related releases.
-	Net loans to customers increased by £3.9 billion, or 1.9%, in Q2 2025. Personal advances increased £1.3 billion, or 15.9%, including £1.2 billion of balances acquired from Sainsbury’s Bank, whilst credit cards increased £1.3 billion or 18.6%, including £1.0 billion of balances acquired from Sainsbury’s Bank. Mortgages increased by £1.4 billion in the quarter.
-	Customer deposits increased by £0.9 billion, or 0.5%, in Q2 2025 reflecting £2.4 billion of savings balances acquired from Sainsbury’s Bank, partly offset by lower current account balances.
-	RWAs increased by £2.6 billion, or 3.9%, in Q2 2025 primarily due to the impact of balances acquired from Sainsbury’s Bank, model updates and book movements.

NatWest Group – Form 6-K Interim Results 2025	13

Business performance summary continued

Private Banking & Wealth Management (1)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Total income	539	444	274	265	236
of which: AUMA income (2)	144	130	72	72	68
Operating expenses	(359)	(356)	(172)	(187)	(175)
of which: Other operating expenses	(358)	(355)	(171)	(187)	(175)
Impairment (losses)/releases	(1)	11	—	(1)	5
Operating profit	179	99	102	77	66

Return on equity (2)	19.8%	10.5%	22.5%	17.1%	14.4%
Net interest margin (2)	2.57%	2.18%	2.56%	2.59%	2.30%
Cost:income ratio
(excl. litigation and conduct) (2)	66.4%	80.0%	62.4%	70.6%	74.2%
Loan impairment rate (2)	1bp	(12bps)	—	2bps	(11bps)
AUMA net flows (£bn) (2)	2.1	1.3	1.3	0.8	1.0

	As at
	30 June	31 March	31 December
	2025	2025	2024
	£bn	£bn	£bn
Net loans to customers (amortised cost)	18.6	18.4	18.2
Customer deposits	41.3	41.2	42.4
Assets under management (AUM) (2)	39.0	36.7	37.0
Assets under administration (AUA) (2)	12.8	11.8	11.9
Total assets under management and administration (AUMA) (2)	51.8	48.5	48.9
Total combined assets and liabilities (CAL) (2,3)	110.4	106.9	108.4
RWAs	11.5	11.3	11.0

(1)	Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management. This does not change the financial results of Private Banking & Wealth Management or the consolidated financial results of NatWest Group.
(2)	Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(3)	CAL refers to customer deposits, net loans to customers and AUMA. To avoid double counting, investment cash is deducted as it is reported within customer deposits and AUMA.

During H1 2025, Private Banking & Wealth Management continued to deliver a strong performance with an operating profit of £179 million, return on equity of 19.8% and cost:income ratio of 66.4%. We have seen growth across AUMAs, lending and deposits in the quarter. In response to client demand, we have introduced digital auto-renewal functionality for fixed-term deposits within the Coutts app, enabling clients optionality and convenience.

Private Banking & Wealth Management provided £0.2 billion of climate and sustainable funding and financing in H1 2025, principally in relation to mortgages on residential properties with an EPC rating of A or B and wholesale transactions.

NatWest Group – Form 6-K Interim Results 2025	14

Business performance summary continued

Private Banking & Wealth Management continued

H1 2025 performance

-	Total income was £95 million, or 21.4%, higher than H1 2024 primarily reflecting balance growth across deposits, lending and AUMA, and deposit margin expansion.
-	Net interest margin was 39 basis points higher than H1 2024 largely reflecting deposit margin expansion and growth across lending and deposits.
-	Operating expenses of £359 million were £3 million, or 0.8%, higher than H1 2024. Other operating expenses were £3 million, or 0.8%, higher than H1 2024 primarily reflecting higher investment costs and one off items.
-	An impairment charge of £1 million in H1 2025, compared with an £11 million release in H1 2024, largely reflecting the non-repeat of good book releases in the prior year, with Stage 3 charges remaining at low levels.
-	CAL was £2 billion, or 1.8%, higher in H1 2025, supported by growth in AUMA and lending balances, partly offset by lower deposit balances.
-	Net loans to customers were £0.4 billion, or 2.2%, higher in H1 2025 driven by higher commercial loan balances, due to strong client engagement and competitive pricing strategies.
-	Customer deposits decreased by £1.1 billion, or 2.6%, in H1 2025 largely reflecting seasonal tax payments and outflows of transitory balances.
-	AUMA balances increased by £2.9 billion in H1 2025 primarily driven by AUM net inflows of £1.5 billion, AUA net inflows of £0.2 billion, and Cushon net inflows of £0.3 billion supported by positive market movements of £0.8 billion. AUM net flows as a percentage of opening balances are 8.1 % on an annualised basis.

Q2 2025 performance

-	Total income was £9 million, or 3.4%, higher than Q1 2025 primarily reflecting an additional day in the quarter and the impact of higher fee income.
-	Net interest margin was 3 basis points lower than Q1 2025 largely reflecting changes in product mix.
-	Operating expenses of £172 million were £15 million, or 8.0%, lower than Q1 2025. Other operating expenses were £16 million, or 8.6%, lower than Q1 2025 primarily reflecting the non-repeat of the Q1 2025 Bank of England levy and lower severance costs.
-	CAL was £3.5 billion, or 3.3%, higher than Q1 2025 due to increases in AUMA, deposits and lending balances.
-	Net loans to customers were £0.2 billion, or 1.1%, higher than Q1 2025 driven by an increase in commercial loans.
-	Customer deposits were £0.1 billion, or 0.2%, higher than Q1 2025 as a strong performance on instant access was partially offset by a decrease in current accounts.
-	AUMA balances increased by £3.3 billion in the quarter primarily driven by AUM net inflows of £0.7 billion, AUA net inflows of £0.4 billion and Cushon net inflows of £0.1 billion, along with positive market movements of £2.0 billion. AUM net flows as a percentage of opening balances are 7.6 % on an annualised basis.

NatWest Group – Form 6-K Interim Results 2025	15

Business performance summary continued

Commercial & Institutional

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Net interest income	2,955	2,543	1,496	1,459	1,297
Non-interest income	1,334	1,257	651	683	644
Total income	4,289	3,800	2,147	2,142	1,941

Operating expenses	(2,151)	(2,150)	(1,107)	(1,044)	(1,099)
of which: Other operating expenses	(2,062)	(2,073)	(1,047)	(1,015)	(1,053)
Impairment (losses)/releases	(154)	57	(76)	(78)	96
Operating profit	1,984	1,707	964	1,020	938

Return on equity (1)	18.6%	16.2%	17.9%	19.3%	17.8%
Net interest margin (1)	2.33%	2.10%	2.35%	2.32%	2.12%
Cost:income ratio
(excl. litigation and conduct) (1)	48.1%	54.6%	48.8%	47.4%	54.3%
Loan impairment rate (1)	21bps	(8bps)	20bps	22bps	(28bps)

	As at
	30 June	31 March	31 December
	2025	2025	2024
	£bn	£bn	£bn
Net loans to customers (amortised cost)	147.2	143.1	141.9
Customer deposits	197.9	196.5	194.1
Funded assets (1)	343.1	336.1	321.6
RWAs	107.8	107.3	104.7

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During H1 2025, Commercial & Institutional continued to deliver a strong performance in income and operating profit, supporting a return on equity of 18.6%, an increase from 16.2% in H1 2024. We saw another quarter of higher demand for FX risk management against a backdrop of volatile markets, supporting income. We have supported sectors that are vital to the health and success of the UK economy, including continued support for Housing Associations, as we made strong progress on our commitment to provide £7.5 billion by the end of 2026 with £2.7 billion in H1 2025 and £6.8 billion delivered to date, and through our digital led Business Banking proposition grew gross new lending by 63% in H1 2025 compared to H1 2024. We have improved customer experience through our Bankline transformation, resulting in a significant take up of connected products.

Commercial & Institutional provided £14.6 billion of climate and sustainable funding and financing in H1 2025 to support customers investing in the transition to net zero.

NatWest Group – Form 6-K Interim Results 2025	16

Business performance summary continued

Commercial & Institutional continued

H1 2025 performance

-	Total income was £489 million, or 12.9%, higher than H1 2024 primarily reflecting strong customer activity across markets supporting higher trading income, customer lending growth and deposit margin expansion.
-	Net interest margin was 23 basis points higher than H1 2024 primarily reflecting deposit margin expansion.
-	Operating expenses of £2,151 million were £1 million higher than H1 2024. Other operating expenses were £11 million, or 0.5%, lower than H1 2024 reflecting lower staff and non-staff costs.
-	An impairment charge of £154 million in H1 2025, compared with a £57 million release in H1 2024 reflecting lower good book releases and higher Stage 3 charges.
-	Net loans to customers increased by £5.3 billion, or 3.7%, in H1 2025 principally due to growth within Corporate & Institutions and Commercial Mid-market, partly offset by UK Government scheme repayments of £0.8 billion.
-	Customer deposits increased by £3.8 billion, or 2.0%, in H1 2025 largely reflecting growth within Corporate & Institutions(1).
-	RWAs increased by £3.1 billion, or 3.0%, in H1 2025 primarily driven by the annual update to operational risk, an increase in credit risk from book growth and an increase for CRD IV models, partly offset by lower market risk and continued RWA management activity.

Q2 2025 performance

-	Total income was £5 million, or 0.2%, higher than Q1 2025 primarily due to currency trading income and lending growth, deposit margin expansion, as well as the impact of an additional day in the quarter, partly offset by lower debt capital markets and fixed income trading income.
-	Net interest margin was 3 basis points higher than Q1 2025 primarily reflecting deposit margin expansion, partly offset by asset mix impacts.
-	Operating expenses of £1,107 million were £63 million, or 6.0%, higher than Q1 2025. Other operating expenses were £32 million, or 3.2%, higher than Q1 2025 primarily reflecting the impact of FCA fees and inflationary increases in staff costs, partly offset by the non-repeat of the Q1 2025 Bank of England levy.
-	An impairment charge of £76 million in Q2 2025 compared with a £78 million charge in Q1 2025 reflecting a reduction in post model adjustments, partly offset by an increase in Stage 3 charges.
-	Net loans to customers increased by £4.1 billion, or 2.9%, in Q2 2025 principally due to growth within Commercial Mid-market and Corporate & Institutions, partly offset by UK Government scheme repayments of £0.4 billion.
-	Customer deposits increased by £1.4 billion, or 0.7%, in Q2 2025 largely reflecting growth within Corporate & Institutions.
-	RWAs increased by £0.5 billion, or 0.5%, in Q2 2025 primarily driven by book growth and an increase for CRD IV models, partly offset by lower market risk and continued RWA management activity.
(1)	In addition, client transfers from Commercial Mid-market to Corporate & Institutions were undertaken with a value of £5.9 billion at the end of Q2 2025 with an equivalent value of £3.3 billion at Q4 2024.

NatWest Group – Form 6-K Interim Results 2025	17

Business performance summary continued

Central items & other

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Continuing operations
Total income	23	200	(10)	33	117
Operating expenses	(85)	(81)	(18)	(67)	(34)
of which: Other operating expenses	(69)	(71)	(13)	(56)	(10)
Impairment (losses)/releases	(1)	6	—	(1)	3
Operating (loss)/profit	(63)	125	(28)	(35)	86

	As at
	30 June	31 March	31 December
	2025	2025	2024
	£bn	£bn	£bn
Net loans to customers (amortised cost)	27.0	26.9	31.8
Customer deposits	1.0	1.2	2.2
RWAs	1.4	1.6	2.0

H1 2025 performance

-	Total income was £177 million lower than H1 2024 primarily reflecting lower gains on interest and FX risk management derivatives not in accounting hedge relationships.
-	Operating expenses of £85 million were £4 million, or 4.9%, higher than H1 2024. Other operating expenses were £2 million, or 2.8%, lower than H1 2024.
-	Net loans to customers decreased by £4.8 billion, or 15%, in H1 2025 driven by reverse repo activity in Treasury.
-	Customer deposits of £1.0 billion decreased by £1.2 billion in H1 2025 primarily reflecting repo activity in Treasury.

Q2 2025 performance

-	Total income was £43 million lower than Q1 2025 primarily driven by lower Business Growth Fund profits and lower gains on interest and FX risk management derivatives not in accounting hedge relationships.
-	Operating expenses of £18 million were £49 million, or 73%, lower than Q1 2025. Other operating expenses were £43 million, or 77%, lower than Q1 2025 primarily due to one-off items including an HMRC tax credit and a VAT release.
-	Net loans to customers increased by £0.1 billion in Q2 2025 driven by reverse repo activity in Treasury.
-	Customer deposits decreased by £0.2 billion in Q2 2025 reflecting repo activity in Treasury.

NatWest Group – Form 6-K Interim Results 2025	18

Segment performance

	Half year ended 30 June 2025
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management (2)	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	2,922	363	2,955	(120)	6,120
Own credit adjustments	—	—	3	—	3
Other non-interest income	212	176	1,331	143	1,862
Total income	3,134	539	4,289	23	7,985
Direct expenses	(396)	(122)	(782)	(2,600)	(3,900)
Indirect expenses	(1,015)	(236)	(1,280)	2,531	—
Other operating expenses	(1,411)	(358)	(2,062)	(69)	(3,900)
Litigation and conduct costs	(12)	(1)	(89)	(16)	(118)
Operating expenses	(1,423)	(359)	(2,151)	(85)	(4,018)
Operating profit/(loss) before impairment losses	1,711	180	2,138	(62)	3,967
Impairment losses	(226)	(1)	(154)	(1)	(382)
Operating profit/(loss)	1,485	179	1,984	(63)	3,585

Income excluding notable items (1)	3,134	539	4,286	3	7,962

Additional information
Return on Tangible Equity (1)	na	na	na	na	18.1%
Return on equity (1)	23.8%	19.8%	18.6%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	45.0%	66.4%	48.1%	nm	48.8%
Total assets (£bn)	238.6	29.1	414.9	48.2	730.8
Funded assets (£bn) (1)	238.6	29.1	343.1	47.0	657.8
Net loans to customers - amortised cost (£bn)	214.3	18.6	147.2	27.0	407.1
Loan impairment rate (1)	21bps	1bp	21bps	nm	19bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.7)	—	(3.7)
Impairment provisions - Stage 3 (£bn)	(1.1)	—	(1.1)	—	(2.2)
Customer deposits (£bn)	196.6	41.3	197.9	1.0	436.8
Risk-weighted assets (RWAs) (£bn)	69.4	11.5	107.8	1.4	190.1
RWA equivalent (RWAe) (£bn)	70.0	11.5	108.8	2.0	192.3
Employee numbers (FTEs - thousands)	11.8	2.1	12.8	32.5	59.2
Third party customer asset rate (1)	4.31%	4.78%	6.12%	nm	nm
Third party customer funding rate (1)	(1.83%)	(2.82%)	(1.65%)	nm	nm
Average interest earning assets (£bn) (1)	228.2	28.4	255.4	na	542.4
Net interest margin (1)	2.58%	2.57%	2.33%	na	2.28%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management. This does not change the financial results of Private Banking & Wealth Management or the consolidated financial results of NatWest Group.

NatWest Group – Form 6-K Interim Results 2025	19

Segment performance continued

	Half year ended 30 June 2024
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management (2)	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	2,475	285	2,543	105	5,408
Own credit adjustments	—	—	(7)	—	(7)
Other non-interest income	215	159	1,264	95	1,733
Total income	2,690	444	3,800	200	7,134
Direct expenses	(381)	(126)	(764)	(2,685)	(3,956)
Indirect expenses	(1,076)	(229)	(1,309)	2,614	—
Other operating expenses	(1,457)	(355)	(2,073)	(71)	(3,956)
Litigation and conduct costs	(13)	(1)	(77)	(10)	(101)
Operating expenses	(1,470)	(356)	(2,150)	(81)	(4,057)
Operating profit before impairment losses/releases	1,220	88	1,650	119	3,077
Impairment (losses)/releases	(122)	11	57	6	(48)
Operating profit	1,098	99	1,707	125	3,029

Income excluding notable items (1)	2,690	444	3,807	63	7,004

Additional information
Return on Tangible Equity (1)	na	na	na	na	16.4%
Return on equity (1)	18.4%	10.5%	16.2%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	54.2%	80.0%	54.6%	nm	55.5%
Total assets (£bn)	226.5	27.2	381.9	54.7	690.3
Funded assets (£bn) (1)	226.5	27.2	315.5	53.6	622.8
Net loans to customers - amortised cost (£bn)	203.3	18.1	133.9	24.0	379.3
Loan impairment rate (1)	12bps	(12bps)	(8bps)	nm	3bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	—	(3.3)
Impairment provisions - Stage 3 (£bn)	(1.0)	—	(0.9)	(0.1)	(2.0)
Customer deposits (£bn)	191.5	39.5	194.2	7.8	433.0
Risk-weighted assets (RWAs) (£bn)	62.3	11.0	104.9	2.6	180.8
RWA equivalent (RWAe) (£bn)	63.1	11.0	106.7	3.1	183.9
Employee numbers (FTEs - thousands)	12.6	2.2	12.8	33.0	60.6
Third party customer asset rate (1)	3.88%	4.99%	6.77%	nm	nm
Third party customer funding rate (1)	(2.08%)	(3.14%)	(1.93%)	nm	nm
Average interest earning assets (£bn) (1)	220.1	26.3	244.0	na	524.4
Net interest margin (1)	2.26%	2.18%	2.10%	na	2.07%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management. This does not change the financial results of Private Banking & Wealth Management or the consolidated financial results of NatWest Group.

NatWest Group – Form 6-K Interim Results 2025	20

Segment performance continued

	Quarter ended 30 June 2025
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management (2)	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,484	182	1,496	(68)	3,094
Own credit adjustments	—	—	(3)	—	(3)
Other non-interest income	110	92	654	58	914
Total income	1,594	274	2,147	(10)	4,005
Direct expenses	(230)	(63)	(403)	(1,269)	(1,965)
Indirect expenses	(504)	(108)	(644)	1,256	—
Other operating expenses	(734)	(171)	(1,047)	(13)	(1,965)
Litigation and conduct costs	(8)	(1)	(60)	(5)	(74)
Operating expenses	(742)	(172)	(1,107)	(18)	(2,039)
Operating profit/(loss) before impairment losses	852	102	1,040	(28)	1,966
Impairment losses	(117)	—	(76)	—	(193)
Operating profit/(loss)	735	102	964	(28)	1,773

Income excluding notable items (1)	1,594	274	2,150	(8)	4,010

Additional information
Return on Tangible Equity (1)	na	na	na	na	17.7%
Return on equity (1)	23.2%	22.5%	17.9%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	46.0%	62.4%	48.8%	nm	49.1%
Total assets (£bn)	238.6	29.1	414.9	48.2	730.8
Funded assets (£bn) (1)	238.6	29.1	343.1	47.0	657.8
Net loans to customers - amortised cost (£bn)	214.3	18.6	147.2	27.0	407.1
Loan impairment rate (1)	22bps	—	20bps	nm	19bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.7)	—	(3.7)
Impairment provisions - Stage 3 (£bn)	(1.1)	—	(1.1)	—	(2.2)
Customer deposits (£bn)	196.6	41.3	197.9	1.0	436.8
Risk-weighted assets (RWAs) (£bn)	69.4	11.5	107.8	1.4	190.1
RWA equivalent (RWAe) (£bn)	70.0	11.5	108.8	2.0	192.3
Employee numbers (FTEs - thousands)	11.8	2.1	12.8	32.5	59.2
Third party customer asset rate (1)	4.32%	4.74%	6.00%	nm	nm
Third party customer funding rate (1)	(1.79%)	(2.74%)	(1.60%)	nm	nm
Average interest earning assets (£bn) (1)	230.0	28.5	255.6	na	543.2
Net interest margin (1)	2.59%	2.56%	2.35%	na	2.28%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management. This does not change the financial results of Private Banking & Wealth Management or the consolidated financial results of NatWest Group.

NatWest Group – Form 6-K Interim Results 2025	21

Segment performance continued

	Quarter ended 31 March 2025
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management (2)	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,438	181	1,459	(52)	3,026
Own credit adjustments	—	—	6	—	6
Other non-interest income	102	84	677	85	948
Total income	1,540	265	2,142	33	3,980
Direct expenses	(166)	(59)	(379)	(1,331)	(1,935)
Indirect expenses	(511)	(128)	(636)	1,275	—
Other operating expenses	(677)	(187)	(1,015)	(56)	(1,935)
Litigation and conduct costs	(4)	—	(29)	(11)	(44)
Operating expenses	(681)	(187)	(1,044)	(67)	(1,979)
Operating profit/ (loss) before impairment losses	859	78	1,098	(34)	2,001
Impairment losses	(109)	(1)	(78)	(1)	(189)
Operating profit/(loss)	750	77	1,020	(35)	1,812

Income excluding notable items (1)	1,540	265	2,136	11	3,952

Additional information
Return on Tangible Equity (1)	na	na	na	na	18.5%
Return on equity (1)	24.5%	17.1%	19.3%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	44.0%	70.6%	47.4%	nm	48.6%
Total assets (£bn)	234.3	28.9	397.9	48.9	710.0
Funded assets (£bn) (1)	234.3	28.9	336.1	47.9	647.2
Net loans to customers - amortised cost (£bn)	210.4	18.4	143.1	26.9	398.8
Loan impairment rate (1)	21bps	2bps	22bps	nm	19bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.5)	—	(3.5)
Impairment provisions - Stage 3 (£bn)	(1.1)	—	(1.0)	—	(2.1)
Customer deposits (£bn)	195.7	41.2	196.5	1.2	434.6
Risk-weighted assets (RWAs) (£bn)	66.8	11.3	107.3	1.6	187.0
RWA equivalent (RWAe) (£bn)	67.6	11.3	108.5	2.1	189.5
Employee numbers (FTEs - thousands)	11.9	2.2	12.8	32.5	59.4
Third party customer asset rate (1)	4.29%	4.83%	6.24%	nm	nm
Third party customer funding rate (1)	(1.87%)	(2.90%)	(1.71%)	nm	nm
Average interest earning assets (£bn) (1)	226.5	28.4	255.2	na	541.6
Net interest margin (1)	2.58%	2.59%	2.32%	na	2.27%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management. This does not change the financial results of Private Banking & Wealth Management or the consolidated financial results of NatWest Group.

NatWest Group – Form 6-K Interim Results 2025	22

Segment performance continued

	Quarter ended 30 June 2024
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management (2)	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,259	151	1,297	50	2,757
Own credit adjustments	—	—	(2)	—	(2)
Other non-interest income	106	85	646	67	904
Total income	1,365	236	1,941	117	3,659
Direct expenses	(192)	(65)	(380)	(1,291)	(1,928)
Indirect expenses	(498)	(110)	(673)	1,281	—
Other operating expenses	(690)	(175)	(1,053)	(10)	(1,928)
Litigation and conduct costs	(7)	—	(46)	(24)	(77)
Operating expenses	(697)	(175)	(1,099)	(34)	(2,005)
Operating profit before impairment losses/releases	668	61	842	83	1,654
Impairment (losses)/releases	(59)	5	96	3	45
Operating profit	609	66	938	86	1,699

Income excluding notable items (1)	1,365	236	1,943	46	3,590

Additional information
Return on Tangible Equity (1)	na	na	na	na	18.5%
Return on equity (1)	20.3%	14.4%	17.8%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	50.5%	74.2%	54.3%	nm	52.7%
Total assets (£bn)	226.5	27.2	381.9	54.7	690.3
Funded assets (£bn) (1)	226.5	27.2	315.5	53.6	622.8
Net loans to customers - amortised cost (£bn)	203.3	18.1	133.9	24.0	379.3
Loan impairment rate (1)	12bps	(11bps)	(28bps)	nm	(5bps)
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	—	(3.3)
Impairment provisions - Stage 3 (£bn)	(1.0)	—	(0.9)	(0.1)	(2.0)
Customer deposits (£bn)	191.5	39.5	194.2	7.8	433.0
Risk-weighted assets (RWAs) (£bn)	62.3	11.0	104.9	2.6	180.8
RWA equivalent (RWAe) (£bn)	63.1	11.0	106.7	3.1	183.9
Employee numbers (FTEs - thousands)	12.6	2.2	12.8	33.0	60.6
Third party customer asset rate (1)	3.97%	5.01%	6.73%	nm	nm
Third party customer funding rate (1)	(2.10%)	(3.15%)	(1.93%)	nm	nm
Average interest earning assets (£bn) (1)	219.6	26.5	246.0	na	527.6
Net interest margin (1)	2.31%	2.30%	2.12%	na	2.10%

nm - not meaningful, na - not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management. This does not change the financial results of Private Banking & Wealth Management or the consolidated financial results of NatWest Group.

NatWest Group – Form 6-K Interim Results 2025	23

Risk and capital management

Credit risk

Credit risk is the risk that customers, counterparties or issuers fail to meet a contractual obligation to settle outstanding amounts.

Economic loss drivers

Introduction

The portfolio segmentation and selection of economic loss drivers for IFRS 9 follows the approach used in stress testing. The stress models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic variables that best explain the movements in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgement.

The most significant economic loss drivers for material portfolios are shown in the table below:

Portfolio	Economic loss drivers
Personal mortgages	Unemployment rate, sterling swap rate, house price index, real wage
Personal unsecured	Unemployment rate, sterling swap rate, real wage
Corporates	Stock price index, gross domestic product (GDP)
Commercial real estate	Stock price index, commercial property price index, GDP

Economic scenarios

At 30 June 2025, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios.

For 30 June 2025, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage to current risks faced by the economy and consider varying outcomes across the labour market, inflation, interest rate, asset price and economic growth, around which there remains pronounced levels of uncertainty.

Since 31 December 2024, the near-term economic growth outlook has weakened. This was mainly due to the weaker economic performance in the second half of 2024 and the drag from international trade policy related uncertainty. Inflation has risen, with underlying price pressure remaining firm, particularly on services inflation. As a result, inflation is assumed to remain a little higher than 3% through most of 2025, taking longer to fall back to the target level of 2%. The labour market has continued to cool. The unemployment rate peak is now assumed to be modestly higher than at 31 December 2024, but it is still expected to remain low. The Bank of England is expected to continue cutting interest rates in a ‘gradual and careful’ manner with an assumed terminal rate in the base case of 3.5%. The housing market continues to show signs of resilience, with prices still expected to grow modestly.

NatWest Group – Form 6-K Interim Results 2025	24

Risk and capital management continued

Credit risk continued

Economic loss drivers

High level narrative – potential developments, vulnerabilities and risks
Growth	Outperformance sustained – the economy continues to grow at a robust pace	Upside
	Steady growth – staying close to trend pace but with some near-term slowdown	Base case
	Stalling – lagged effect of higher inflation and cautious consumer amidst global trade policy and geopolitical uncertainty stalls the rebound	Downside
	Extreme stress – extreme fall in GDP, with policy support to facilitate sharp recovery	Extreme downside
Inflation	Sticky – strong growth and/or wage policies and/or interest rate cuts keep services inflation well above target	Upside
	Battle won – Beyond near-term volatility, downward drift in services inflation continues, ensuring 2% target is met on a sustained basis	Base case
	Structural factors – sustained bouts of energy, food and goods price inflation on geopolitics/deglobalisation	Downside
	Close to deflation – inflationary pressures diminish amidst pronounced weakness in demand	Extreme downside
Labour market	Tighter, still – job growth rebounds strongly, pushing unemployment back down to 3.5%	Upside
	Cooling continues – gradual loosening prompts a gentle rise in unemployment (but remains low), job growth recovers	Base case
	Job shedding – prolonged weakness in economy prompts redundancies, reduced hours, building slack	Downside
	Depression – unemployment hits levels close to previous peaks amid severe stress	Extreme downside
Rates short-term	Limited cuts – higher growth and inflation keeps the Monetary Policy Committee cautious	Upside
	Steady – approximately one cut per quarter	Base case
	Mid-cycle quickening – sharp declines through 2025 to support recovery	Downside
	Sharp drop – drastic easing in policy to support a sharp deterioration in the economy	Extreme downside
Rates long-term	Above consensus – 4%	Upside
	Middle – 3.5%	Base case
	Close to 2010s – 1-2%/2.5%	Downside/ Extreme downside

NatWest Group – Form 6-K Interim Results 2025	25

Risk and capital management continued

Credit risk continued

Economic loss drivers

Main macroeconomic variables

The main macroeconomic variables for each of the four scenarios used for expected credit loss (ECL) modelling are set out in the table below.

	30 June 2025					31 December 2024
				Extreme	Weighted				Extreme	Weighted
	Upside	Base case	Downside	downside	average	Upside	Base case	Downside	downside	average
Five-year summary	%	%	%	%	%	%	%	%	%	%
GDP	2.1	1.3	0.6	(0.1)	1.2	2.0	1.3	0.5	(0.2)	1.1
Unemployment rate	3.8	4.6	5.4	7.1	4.9	3.6	4.3	5.0	6.7	4.6
House price index	5.7	3.4	0.5	(4.3)	2.5	5.8	3.5	0.8	(4.3)	2.7
Commercial real estate price	6.1	2.0	(0.3)	(4.8)	1.8	5.4	1.2	(1.0)	(5.7)	1.1
Consumer price index	2.4	2.2	3.7	1.7	2.5	2.4	2.2	3.5	1.6	2.4
Bank of England base rate	4.1	3.6	2.5	1.2	3.2	4.4	4.0	3.0	1.6	3.6
Stock price index	5.2	3.8	2.6	0.7	3.5	6.3	5.0	3.4	1.1	4.5
World GDP	3.7	3.0	2.3	1.4	2.8	3.8	3.2	2.5	1.6	3.0
Probability weight	21.7	45.0	20.7	12.6	—	23.2	45.0	19.1	12.7	—

(1)	The five-year summary runs from 2025-2029 for 30 June 2025 and from 2024-2028 for 31 December 2024.
(2)	The table shows compound annual growth rate (CAGR) for GDP, average levels for the unemployment rate and Bank of England base rate and Q4 to Q4 CAGR for other parameters.

NatWest Group – Form 6-K Interim Results 2025	26

Risk and capital management continued

Credit risk continued

Economic loss drivers

Climate transition

Since 2023, NatWest Group explicitly includes assumptions about the changes in transition policy, expressed as an additional implicit sectoral carbon price, in the base case macroeconomic scenario. At 30 June 2025, this resulted in climate transition policy contributing £9 million to the total ECL, comparable with a contribution of £8 million at the end of 2024.

In 2025, NatWest Group has individually assessed 50 active and potential transition policies that have a significant impact on the cost of emissions and converted them into equivalent sectoral carbon prices, calculated as the cost per tonne of the emissions abated, as a result of each policy. This approach enables NatWest Group to estimate an aggregate macroeconomic impact of the transition policies, and as a result, ECL contribution.

NatWest Group and its customers have a dependency on timely and appropriate government policies to provide the necessary impetus for technology development and customer behaviour changes, to enable the UK’s successful transition to net zero. Policy delays and the risks outlined in the UK CCC annual Progress Reports, if not adequately addressed in a timely manner, put at risk the UK’s net zero transition and in turn, that of NatWest Group and its customers.

Probability weightings of scenarios

NatWest Group’s quantitative approach to IFRS 9 multiple economic scenarios involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. This quantitative approach is used for 30 June 2025.

The approach involves comparing GDP paths for NatWest Group’s scenarios against a set of 1,000 model runs, following which, a percentile in the distribution is established that most closely corresponded to the scenario. The probability weight for base case is set first based on judgement, while probability weights for the alternate scenarios are assigned based on these percentiles scores.

The weights were broadly comparable to those used at 31 December 2024 but with slightly more downside skew. The assigned probability weights were judged to be aligned with the subjective assessment of balance of the risks in the economy as global trade policy uncertainty increased, and geopolitical risks remained elevated. US trade policy remains a key area of uncertainty for the economy. NatWest Group is comfortable that the adjustments made to the base case view reflect much of the adverse economic impacts from tariffs, while the downside scenarios give good coverage to the potential for more significant economic damage, including higher inflation and downturns in business investment and consumer spending. Given the balance of risks that the economy is exposed to, NatWest Group judges it appropriate that downside-biased scenarios have higher combined probability weights than the upside-biased scenario. It presents good coverage to the range of outcomes assumed in the scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 21.7% weighting was applied to the upside scenario, a 45.0% weighting applied to the base case scenario, a 20.7% weighting applied to the downside scenario and a 12.6% weighting applied to the extreme downside scenario.

NatWest Group – Form 6-K Interim Results 2025	27

Risk and capital management continued

Credit risk continued

Economic loss drivers

Annual figures

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
GDP - annual growth	%	%	%	%	%
2025	1.4	1.1	1.0	(0.8)	0.9
2026	2.9	1.1	(0.2)	(3.6)	0.6
2027	2.9	1.5	(0.4)	1.3	1.4
2028	1.8	1.4	0.9	1.4	1.4
2029	1.6	1.4	1.6	1.4	1.5
2030	1.5	1.4	1.5	1.4	1.4

Unemployment rate - annual average
2025	4.5	4.6	4.7	4.8	4.6
2026	3.7	4.7	5.4	7.0	4.9
2027	3.5	4.6	5.8	8.4	5.1
2028	3.5	4.5	5.6	7.9	4.9
2029	3.6	4.5	5.3	7.3	4.8
2030	3.6	4.4	5.1	6.7	4.7

House price index - four quarter change
2025	4.1	3.5	(0.3)	(2.6)	2.1
2026	7.9	3.4	(2.2)	(11.9)	1.4
2027	5.8	3.4	(2.7)	(15.9)	0.8
2028	5.2	3.4	3.6	4.2	4.0
2029	5.6	3.4	4.3	6.5	4.4
2030	5.5	3.4	4.2	6.2	4.3

Commercial real estate price - four quarter change
2025	10.6	2.3	(2.0)	(10.5)	1.6
2026	6.3	2.3	(6.5)	(24.8)	(1.5)
2027	5.7	2.6	2.2	4.1	3.4
2028	4.7	1.5	2.6	5.8	2.9
2029	3.3	1.6	2.5	5.5	2.6
2030	3.0	1.4	2.5	5.3	2.4

NatWest Group – Form 6-K Interim Results 2025	28

Risk and capital management continued

Credit risk continued

Economic loss drivers

Annual figures

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
Consumer price index - four quarter change	%	%	%	%	%
2025	3.2	2.9	4.2	2.4	3.2
2026	2.7	2.2	5.8	0.7	2.9
2027	2.3	2.0	3.0	1.6	2.2
2028	2.0	2.0	2.8	2.0	2.2
2029	2.0	2.0	2.5	2.0	2.1
2030	2.0	2.0	2.5	2.0	2.1

Bank of England base rate - annual average
2025	4.32	4.21	4.07	3.58	4.12
2026	4.00	3.52	2.25	0.11	2.93
2027	4.00	3.50	2.00	0.30	2.89
2028	4.00	3.50	2.00	0.64	2.94
2029	4.00	3.50	2.00	1.47	3.04
2030	4.00	3.50	2.44	2.03	3.20

Stock price index - four quarter change
2025	9.7	6.1	(3.1)	(19.3)	1.8
2026	5.7	3.3	(0.9)	(9.5)	1.7
2027	4.0	3.3	5.8	14.0	4.9
2028	3.5	3.3	5.8	12.3	4.7
2029	3.1	3.3	5.8	11.0	4.5
2030	3.3	3.3	5.8	10.1	4.5

NatWest Group – Form 6-K Interim Results 2025	29

Risk and capital management continued

Credit risk continued

Economic loss drivers

Worst points

			Extreme		Weighted
	Downside		downside		average
30 June 2025%		Quarter	%	Quarter	%
GDP	—	Q2 2027	(4.8)	Q2 2026	—
Unemployment rate - peak	5.8	Q2 2027	8.5	Q3 2027	5.1
House price index	(5.0)	Q4 2027	(28.0)	Q1 2028	—
Commercial real estate price	(8.4)	Q4 2026	(33.5)	Q1 2027	—
Consumer price index
- highest four quarter change	6.1	Q3 2026	3.2	Q2 2025	3.3
Bank of England base rate
- extreme level	2.0	Q1 2025	0.1	Q1 2025	2.9
Stock price index	(6.6)	Q2 2026	(32.1)	Q2 2026	—

31 December 2024
GDP	—	Q1 2024	(4.1)	Q4 2025	—
Unemployment rate - peak	5.6	Q4 2026	8.5	Q1 2027	4.9
House price index	(1.9)	Q2 2027	(25.6)	Q3 2027	—
Commercial real estate price	(10.5)	Q2 2026	(35.0)	Q3 2026	(1.8)
Consumer price index
- highest four quarter change	6.1	Q1 2026	3.5	Q1 2024	3.5
Bank of England base rate
- extreme level	2.0	Q1 2024	0.1	Q1 2024	2.9
Stock price index	(0.2)	Q4 2025	(27.4)	Q4 2025	—

(1)	The figures show falls relative to the starting period for GDP, house price index, commercial real estate price and stock price index. For unemployment rate, it shows highest value through the scenario horizon. For consumer price index, it shows highest annual percentage change. For Bank of England base rate, it shows highest or lowest value through the horizon. The calculations are performed over five years, with a starting point of Q4 2024 for 30 June 2025 scenarios and Q4 2023 for 31 December 2024 scenarios.

Governance and post model adjustments

The IFRS 9 PD, EAD and LGD models are subject to NatWest Group’s model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments were applied where management judged they were necessary to ensure an adequate level of overall ECL provision. All post model adjustments were subject to review, challenge and approval through model or provisioning committees.

Post model adjustments will remain a key focus area of NatWest Group’s ongoing ECL adequacy assessment process. A holistic framework has been established including reviewing a range of economic data, external benchmark information and portfolio performance trends with a particular focus on segments of the portfolio (both Personal and Non-Personal) that are likely to be more susceptible to high inflation, high interest rates and supply chain disruption.

NatWest Group – Form 6-K Interim Results 2025	30

Risk and capital management continued

Credit risk continued

Governance and post model adjustments

ECL post model adjustments

The table below shows ECL post model adjustments.

	Retail Banking		Private Banking &	Commercial &
	Mortgages	Other	Wealth Management	Institutional	Total
30 June 2025	£m	£m	£m	£m	£m
Deferred model calibrations	—	—	1	16	17
Economic uncertainty	55	30	7	142	234
Other adjustments	—	—	—	18	18
Total	55	30	8	176	269
Of which:
Stage 1	40	12	4	76	132
Stage 2	15	18	4	100	137
Stage 3	—	—	—	—	—

31 December 2024
Deferred model calibrations	—	—	1	18	19
Economic uncertainty	90	22	8	179	299
Other adjustments	—	—	—	18	18
Total	90	22	9	215	336
Of which:
Stage 1	58	9	5	94	166
Stage 2	26	13	4	119	162
Stage 3	6	—	—	2	8

Post model adjustments reduced since 31 December 2024, reflecting updates to post model adjustment parameters.

-Retail Banking – As at 30 June 2025, the post model adjustments for economic uncertainty decreased to £85 million (31 December 2024 – £112 million). This reduction primarily reflected a revision to the cost of living post model adjustment, which reduced to £85 million (31 December 2024 – £105 million). This change was based on an updated review of back-testing default outcomes for higher-risk segments, consistent with the reduction in rate shock risk in the mortgage portfolio. Despite ongoing economic and geopolitical uncertainty, the Retail Banking portfolios demonstrated resilience, supported by a robust risk appetite. The cost of living post model adjustment continued to address the risk in segments of the Retail Banking portfolio that were more susceptible to affordability challenges. It focused on key affordability factors, including lower-income customers in fuel poverty, over-indebted borrowers, and customers vulnerable to higher mortgage rates.
–Commercial & Institutional – As at 30 June 2025, the post model adjustment for economic uncertainty decreased to £142 million (31 December 2024 – £179 million). The inflation, supply chain and liquidity post model adjustment of £122 million (31 December 2024 – £150 million) for lending prior to 1 January 2024, remained the largest component of this adjustment. Downgrades to risk profiles were applied to the sectors that were considered most at risk from the current economic and geopolitical headwinds. The £27 million decrease reflected improved risk metrics along with reduced exposure in the portfolio subject to the adjustment.

NatWest Group – Form 6-K Interim Results 2025	31

Risk and capital management continued

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis

The recognition and measurement of ECL is complex and involves the use of significant judgement and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

The impact arising from the base case, upside, downside and extreme downside scenarios was simulated.

In the simulations, NatWest Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario.

These scenarios were applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Post model adjustments included in the ECL estimates that were modelled were sensitised in line with the modelled ECL movements, but those that were judgemental in nature, primarily those for deferred model calibrations and economic uncertainty, were not (refer to the Governance and post model adjustments section) on the basis these would be re-evaluated by management through ECL governance for any new economic scenario outlook and not be subject to an automated calculation. As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable.

In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact at 30 June 2025.

Scenario impacts on significant increase in credit risk (SICR) should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario.

Stage 3 provisions are not subject to the same level of measurement uncertainty – default is an observed event as at the balance sheet date. Stage 3 provisions therefore were not considered in this analysis.

NatWest Group’s core criterion to identify a SICR is founded on PD deterioration. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact.

NatWest Group – Form 6-K Interim Results 2025	32

Risk and capital management continued

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis

			Moderate	Moderate	Extreme
		Base	upside	downside	downside
30 June 2025	Actual	scenario	scenario	scenario	scenario
Stage 1 modelled loans (£m)
Retail Banking - mortgages	171,904	173,172	175,663	170,228	159,515
Retail Banking - unsecured	10,677	10,796	11,132	10,502	9,508
Non-Personal - property	29,450	29,539	29,587	29,444	27,053
Non-Personal - non-property	138,575	138,975	139,344	138,554	121,078
	350,606	352,482	355,726	348,728	317,154
Stage 1 modelled ECL (£m)
Retail Banking - mortgages	50	50	50	48	41
Retail Banking - unsecured	227	231	224	227	210
Non-Personal - property	76	61	52	78	169
Non-Personal - non-property	192	170	160	195	311
	545	512	486	548	731
Stage 1 coverage
Retail Banking - mortgages	0.03%	0.03%	0.03%	0.03%	0.03%
Retail Banking - unsecured	2.13%	2.14%	2.01%	2.16%	2.21%
Non-Personal - property	0.26%	0.21%	0.18%	0.26%	0.62%
Non-Personal - non-property	0.14%	0.12%	0.11%	0.14%	0.26%
	0.16%	0.15%	0.14%	0.16%	0.23%
Stage 2 modelled loans (£m)
Retail Banking - mortgages	21,320	20,052	17,561	22,996	33,709
Retail Banking - unsecured	3,381	3,262	2,926	3,556	4,550
Non-Personal - property	3,206	3,117	3,069	3,212	5,603
Non-Personal - non-property	12,199	11,799	11,430	12,220	29,696
	40,106	38,230	34,986	41,984	73,558
Stage 2 modelled ECL (£m)
Retail Banking - mortgages	51	46	38	57	99
Retail Banking - unsecured	374	358	310	398	530
Non-Personal - property	59	51	46	60	131
Non-Personal - non-property	246	223	199	251	519
	730	678	593	766	1,279
Stage 2 coverage
Retail Banking - mortgages	0.24%	0.23%	0.22%	0.25%	0.29%
Retail Banking - unsecured	11.06%	10.97%	10.59%	11.19%	11.65%
Non-Personal - property	1.84%	1.64%	1.50%	1.87%	2.34%
Non-Personal - non-property	2.02%	1.89%	1.74%	2.05%	1.75%
	1.82%	1.77%	1.69%	1.82%	1.74%
Stage 1 and Stage 2 modelled loans (£m)
Retail Banking - mortgages	193,224	193,224	193,224	193,224	193,224
Retail Banking - unsecured	14,058	14,058	14,058	14,058	14,058
Non-Personal - property	32,656	32,656	32,656	32,656	32,656
Non-Personal - non-property	150,774	150,774	150,774	150,774	150,774
	390,712	390,712	390,712	390,712	390,712

NatWest Group – Form 6-K Interim Results 2025	33

Risk and capital management continued

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis

			Moderate	Moderate	Extreme
		Base	upside	downside	downside
30 June 2025	Actual	scenario	scenario	scenario	scenario
Stage 1 and Stage 2 modelled ECL (£m)
Retail Banking - mortgages	101	96	88	105	140
Retail Banking - unsecured	601	589	534	625	740
Non-Personal - property	135	112	98	138	300
Non-Personal - non-property	438	393	359	446	830
	1,275	1,190	1,079	1,314	2,010
Stage 1 and Stage 2 coverage
Retail Banking - mortgages	0.05%	0.05%	0.05%	0.05%	0.07%
Retail Banking - unsecured	4.28%	4.19%	3.80%	4.45%	5.26%
Non-Personal - property	0.41%	0.34%	0.30%	0.42%	0.92%
Non-Personal - non-property	0.29%	0.26%	0.24%	0.30%	0.55%
	0.33%	0.30%	0.28%	0.34%	0.51%
Reconciliation to Stage 1 and
Stage 2 ECL (£m)
ECL on modelled exposures	1,275	1,190	1,079	1,314	2,010
ECL on non-modelled exposures	114	115	115	115	115
Total Stage 1 and Stage 2 ECL (£m)	1,389	1,305	1,194	1,429	2,125
Variance to actual total Stage 1 and
Stage 2 ECL (£m)	—	(84)	(195)	40	736

Reconciliation to Stage 1 and
Stage 2 flow exposures (£m)
Modelled loans	390,712	390,712	390,712	390,712	390,712
Non-modelled loans	23,392	23,392	23,392	23,392	23,392
Other asset classes	154,647	154,647	154,647	154,647	154,647

(1)	Variations in future undrawn exposure values across the scenarios are modelled. However, the exposure position reported is that used to calculate modelled ECL as at 30 June 2025 and therefore does not include variation in future undrawn exposure values.
(2)	Reflects ECL for all modelled exposure in scope for IFRS 9. The analysis excludes non-modelled portfolios and exposure relating to bonds and cash.
(3)	All simulations were run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact as at 30 June 2025. The simulations change the composition of Stage 1 and Stage 2 exposure but total exposure was unchanged under each scenario as the loan population was static.
(4)	Refer to the Economic loss drivers section for details of economic scenarios.
(5)	Refer to the NatWest Group plc 2024 Annual Report on Form 20-F for 31 December 2024 comparatives.

NatWest Group – Form 6-K Interim Results 2025	34

Risk and capital management continued

Credit risk continued

Measurement uncertainty and ECL adequacy

-	If the economics were as negative as observed in the extreme downside (i.e. 100% probability weighting), total Stage 1 and Stage 2 ECL was simulated to increase by £0.7 billion (approximately 53%). In this scenario, Stage 2 exposure increased significantly and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was less significant.
-	In the Non-Personal portfolio, there was a significant increase in ECL under the extreme downside scenario. The Non-Personal property ECL increase was mainly due to commercial real estate prices which showed negative growth until 2026 and significant deterioration in the stock index. The non-property increase was mainly due to GDP contraction and significant deterioration in the stock index.
-	Given the continued economic uncertainty, NatWest Group utilised a framework of quantitative and qualitative measures to support the levels of ECL coverage. This included economic data, credit performance insights and problem debt trends. This was particularly important for consideration of post model adjustments.
-	As the effects of these economic risks evolve, there is a risk of further credit deterioration. However, the income statement effect of this should be mitigated by the forward-looking provisions retained on the balance sheet at 30 June 2025.
-	There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. Such factors which could impact the IFRS 9 models, include an adverse deterioration in unemployment, GDP and stock price index.
-	The newly acquired Sainsbury’s Bank portfolio (£2.2 billion in Stage 1 at 30 June 2025) with associated ECL of £0.1 billion was not included in the modelled sensitivity analysis.

Movement in ECL provision

The table below shows the main ECL provision movements during H1 2025.

ECL provision
£m
At 1 January 2025	3,425
Acquisitions	81
Changes in economic forecasts	10
Changes in risk metrics and exposure: Stage 1 and Stage 2	(27)
Changes in risk metrics and exposure: Stage 3	404
Judgemental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3	(67)
Write-offs and other	(176)
At 30 June 2025	3,650

-	During H1 2025, overall ECL increased following Non-Personal Stage 3 charges and an increase in good book ECL in the Personal portfolio, driven by the portfolio acquisition from Sainsbury’s Bank.
-	For the Non-Personal portfolio, ECL increased from Stage 3 charges, driven by a small number of individual charges in the Commercial & Institutional portfolio. This was partially offset by post model adjustment releases in the good book.
-	In the Personal portfolio, default inflows were broadly stable in H1 2025. However, Stage 3 ECL and stock increased on all unsecured portfolios, with reduced debt sale activity. There was a reduction of Stage 3 ECL on mortgages related to an enhancement to the application of the definition of default, resulting in a £0.4 billion migration of loans from Stage 3 back to the good book.
-	Judgemental ECL post model adjustments decreased to £269 million (31 December 2024 – £336 million) and represented 7.4% of total ECL (31 December 2024 – 9.8%). This reflected revisions to the Retail Banking cost of living post model adjustment after regular back testing, and Non-Personal portfolio improvements in underlying risk profile. Refer to the Governance and post model adjustments section for further details.

NatWest Group – Form 6-K Interim Results 2025	35

Risk and capital management continued

Credit risk – Banking activities

Introduction

This section details the credit risk profile of NatWest Group’s banking activities.

Financial instruments within the scope of the IFRS 9 ECL framework

Refer to Note 7 to the consolidated financial statements for balance sheet analysis of financial assets that are classified as amortised cost or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment.

	30 June 2025			31 December 2024
	Gross	ECL	Net	Gross	ECL	Net
	£bn	£bn	£bn	£bn	£bn	£bn
Balance sheet total gross amortised cost and FVOCI	588.2	—	—	567.2	—	—
In scope of IFRS 9 ECL framework	578.2	—	—	564.4	—	—
% in scope	98%	—	—	100%	—	—
Loans to customers - in scope - amortised cost	411.2	3.6	407.6	404.2	3.4	400.8
Loans to customers - in scope - FVOCI	0.1	—	0.1	—	—	—
Loans to banks - in scope - amortised cost	6.6	—	6.6	6.0	—	6.0
Total loans - in scope	417.9	3.6	414.3	410.2	3.4	406.8
Stage 1	371.9	0.6	371.3	363.8	0.6	363.2
Stage 2	40.2	0.7	39.5	40.5	0.8	39.7
Stage 3	5.8	2.3	3.5	5.9	2.0	3.9
Other financial assets - in scope - amortised cost	117.5	—	117.5	116.4	—	116.4
Other financial assets - in scope - FVOCI	42.8	—	42.8	37.8	—	37.8
Total other financial assets - in scope	160.3	—	160.3	154.2	—	154.2
Stage 1	159.5	—	159.5	153.4	—	153.4
Stage 2	0.8	—	0.8	0.8	—	0.8
Out of scope of IFRS 9 ECL framework	10.0	na	10.0	2.8	na	2.8
Loans to customers - out of scope - amortised cost	(0.5)	na	(0.5)	(0.5)	na	(0.5)
Loans to banks - out of scope - amortised cost	0.8	na	0.8	0.1	na	0.1
Other financial assets - out of scope - amortised cost	9.4	na	9.4	3.2	na	3.2
Other financial assets - out of scope - FVOCI	0.3	na	0.3	—	na	—

na = not applicable

The assets outside the scope of the IFRS 9 ECL framework were as follows:

-	Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £10.0 billion (31 December 2024 – £3.3 billion). These were assessed as having no ECL unless there was evidence that they were defaulted.
-	Equity shares of £0.3 billion (31 December 2024 – £0.2 billion) as not within the IFRS 9 ECL framework by definition.
-	Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope of £(0.4) billion (31 December 2024 – £(0.5) billion).

Contingent liabilities and commitments

Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £146.4 billion (31 December 2024 – £140.0 billion) comprised Stage 1 £135.7 billion (31 December 2024 – £129.8 billion); Stage 2 £9.9 billion (31 December 2024 – £9.4 billion); and Stage 3 £0.8 billion (31 December 2024 – £0.8 billion).

The ECL relating to off-balance sheet exposures was £0.1 billion (31 December 2024 – £0.1 billion). The total ECL in the remainder of the Credit risk section of £3.7 billion (31 December 2024 – £3.4 billion) included ECL for both on and off-balance sheet exposures.

NatWest Group – Form 6-K Interim Results 2025	36

Risk and capital management continued

Credit risk – Banking activities continued

Segment analysis – portfolio summary

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

						Of which:
						Personal				Non-Personal
		Private					Private			Private
		Banking &		Central			Banking &		Central	Banking &		Central
	Retail	Wealth	Commercial	items		Retail	Wealth	Commercial	items	Wealth	Commercial	items
	Banking	Management	& Institutional	& other	Total	Banking	Management	& Institutional	& other	Management	& Institutional	& other
30 June 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	188,562	17,514	134,858	30,941	371,875	188,562	13,991	2,225	—	3,523	132,633	30,941
Stage 2	24,437	843	14,857	56	40,193	24,437	362	41	9	481	14,816	47
Stage 3	3,006	318	2,496	3	5,823	3,006	233	43	3	85	2,453	—
Of which: individual	—	243	1,279	—	1,522	—	158	5	—	85	1,274	—
Of which: collective	3,006	75	1,217	3	4,301	3,006	75	38	3	—	1,179	—
Total	216,005	18,675	152,211	31,000	417,891	216,005	14,586	2,309	12	4,089	149,902	30,988
ECL provisions (3)
Stage 1	360	15	258	15	648	360	3	2	—	12	256	15
Stage 2	425	9	306	1	741	425	1	—	—	8	306	1
Stage 3	1,128	42	1,090	1	2,261	1,128	22	16	—	20	1,074	1
Of which: individual	—	42	569	—	611	—	22	5	—	20	564	—
Of which: collective	1,128	—	521	1	1,650	1,128	—	11	—	—	510	1
Total	1,913	66	1,654	17	3,650	1,913	26	18	—	40	1,636	17
ECL provisions coverage (4)
Stage 1 (%)	0.19	0.09	0.19	0.05	0.17	0.19	0.02	0.09	—	0.34	0.19	0.05
Stage 2 (%)	1.74	1.07	2.06	1.79	1.84	1.74	0.28	—	—	1.66	2.07	2.13
Stage 3 (%)	37.52	13.21	43.67	33.33	38.83	37.52	9.44	37.21	—	23.53	43.78	—
Total	0.89	0.35	1.09	0.05	0.87	0.89	0.18	0.78	—	0.98	1.09	0.05
Impairment (releases)/losses
ECL charge/(release) (5)	226	1	154	1	382	226	3	—	—	(2)	154	1
Stage 1	18	(5)	(80)	—	(67)	18	—	(1)	—	(5)	(79)	—
Stage 2	139	3	23	—	165	139	1	—	—	2	23	—
Stage 3	69	3	211	1	284	69	2	1	—	1	210	1
Of which: individual	—	3	191	—	194	—	2	—	—	1	191	—
Of which: collective	69	—	20	1	90	69	—	1	—	—	19	1
Total	226	1	154	1	382	226	3	—	—	(2)	154	1
Amounts written-off	94	1	97	—	192	94	1	—	—	—	97	—
Of which: individual	—	1	60	—	61	—	1	—	—	—	60	—
Of which: collective	94	—	37	—	131	94	—	—	—	—	37	—

For the notes to this table refer to the following page.

NatWest Group – Form 6-K Interim Results 2025	37

Risk and capital management continued

Credit risk – Banking activities continued

Segment analysis – portfolio summary

						Of which:
						Personal				Non-Personal
		Private					Private			Private
		Banking &		Central			Banking &		Central	Banking &		Central
	Retail	Wealth	Commercial	items		Retail	Wealth	Commercial	items	Wealth	Commercial	items
	Banking	Management	& Institutional	& other	Total	Banking	Management	& Institutional	& other	Management	& Institutional	& other
31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	182,366	17,155	128,988	35,312	363,821	182,366	13,726	2,226	—	3,429	126,762	35,312
Stage 2	24,242	844	15,339	49	40,474	24,242	352	42	—	492	15,297	49
Stage 3	3,268	322	2,340	—	5,930	3,268	251	52	—	71	2,288	—
Of which: individual	—	233	1,052	—	1,285	—	162	5	—	71	1,047	—
Of which: collective	3,268	89	1,288	—	4,645	3,268	89	47	—	—	1,241	—
Total	209,876	18,321	146,667	35,361	410,225	209,876	14,329	2,320	—	3,992	144,347	35,361
ECL provisions (3)
Stage 1	279	16	289	14	598	279	2	3	—	14	286	14
Stage 2	428	12	346	1	787	428	1	—	—	11	346	1
Stage 3	1,063	36	941	—	2,040	1,063	21	15	—	15	926	—
Of which: individual	—	36	415	—	451	—	21	7	—	15	408	—
Of which: collective	1,063	—	526	—	1,589	1,063	—	8	—	—	518	—
Total	1,770	64	1,576	15	3,425	1,770	24	18	—	40	1,558	15
ECL provisions coverage (4)
Stage 1 (%)	0.15	0.09	0.22	0.04	0.16	0.15	0.01	0.13	—	0.41	0.23	0.04
Stage 2 (%)	1.77	1.42	2.26	2.04	1.94	1.77	0.28	—	—	2.24	2.26	2.04
Stage 3 (%)	32.53	11.18	40.21	—	34.40	32.53	8.37	28.85	—	21.13	40.47	—
Total	0.84	0.35	1.07	0.04	0.83	0.84	0.17	0.78	—	1.00	1.08	0.04
Half year ended 30 June 2024
Impairment (releases)/losses
ECL (release)/charge (5)	122	(11)	(57)	(6)	48	122	1	—	—	(12)	(57)	(6)
Stage 1	(166)	(9)	(182)	(7)	(364)	(166)	(1)	—	—	(8)	(182)	(7)
Stage 2	178	(3)	14	1	190	178	1	—	—	(4)	14	1
Stage 3	110	1	111	—	222	110	1	—	—	—	111	—
Of which: individual	—	1	79	—	80	—	1	—	—	—	79	—
Of which: collective	110	—	32	—	142	110	—	—	—	—	32	—
Total	122	(11)	(57)	(6)	48	122	1	—	—	(12)	(57)	(6)
Amounts written-off	270	—	99	—	369	270	—	1	—	—	98	—
Of which: individual	—	—	64	—	64	—	—	1	—	—	63	—
Of which: collective	270	—	35	—	305	270	—	—	—	—	35	—
(1)	The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £89.5 billion (31 December 2024 – £91.8 billion) and debt securities of £70.8 billion (31 December 2024 – £62.4 billion).
(2)	Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.
(3)	Includes £4 million (31 December 2024 – £4 million) related to assets classified as FVOCI and £0.1 billion (31 December 2024 – £0.1 billion) related to off-balance sheet exposures.
(4)	ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.
(5)	Includes a £1 million release (30 June 2024 – £6 million release) related to other financial assets, of which £0 million release (30 June 2024 – £5 million release) related to assets classified as FVOCI and includes a £10 million charge (30 June 2024 – £4 million release) related to contingent liabilities.

NatWest Group – Form 6-K Interim Results 2025	38

Risk and capital management continued

Credit risk – Banking activities continued

Segmental loans and impairment metrics

-	Retail Banking – Asset quality and arrears rates remained stable and within expectations for the first half of 2025. The overall increase in good book and total ECL coverage was driven by the acquisition of the Sainsbury’s Bank portfolio which, in conjunction with continued organic growth on cards and personal loan portfolios, increased the unsecured portfolio mix. The ECL coverage levels on the Sainsbury’s Bank portfolio reflected its strong book quality. Good book coverage on the existing Retail Banking book decreased, reflecting stable portfolio arrears and default trends, as well as resilience to affordability risk concerns. This resilience was notably supported by the reduction in the cost of living post model adjustment on mortgages, supported by reduced default outcomes in at-risk segments. The ECL increases from the latest economic update were minimal. The reduction in Stage 3 ratios was influenced by both the acquisition of the Sainsbury’s Bank portfolio on unsecured and an enhancement to the application of the definition of default used on mortgages. The latter resulted in a £0.4 billion migration of loans from Stage 3 back to the good book. Flow rates into Stage 3 remained consistent with 31 December 2024.
-	Commercial & Institutional – ECL coverage increased in the first half of the year reflecting a small number of individual charges in Stage 3. Despite the increase in Stage 3 charges compared to the first half of 2024, loan balances flowing into Stage 3 were marginally lower. Stage 3 charges were partially offset through good book releases from improved portfolio risk metrics and a reduction in post model adjustments. Increased loan balances combined with reducing good ECL drove reduced coverage in both Stage 1 and Stage 2. Write-offs were broadly consistent with the first half of 2024.

NatWest Group – Form 6-K Interim Results 2025	39

Risk and capital management continued

Credit risk – Banking activities continued

Sector analysis – portfolio summary

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

	Personal				Non-Personal
		Credit	Other		Corporate	Financial
	Mortgages (1)	cards	personal	Total	and other	institutions	Sovereign	Total	Total
30 June 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	213,336	8,137	11,439	232,912	112,911	70,884	1,184	184,979	417,891
- UK	213,323	8,137	11,439	232,899	98,210	46,126	491	144,827	377,726
- Other Europe	13	—	—	13	6,584	12,010	364	18,958	18,971
- RoW	—	—	—	—	8,117	12,748	329	21,194	21,194
Loans by stage	213,336	8,137	11,439	232,912	112,911	70,884	1,184	184,979	417,891
- Stage 1	189,743	6,011	9,024	204,778	95,737	70,335	1,025	167,097	371,875
- Stage 2	21,477	1,917	1,455	24,849	14,780	422	142	15,344	40,193
- Stage 3	2,116	209	960	3,285	2,394	127	17	2,538	5,823
- Of which: individual	138	—	25	163	1,222	120	17	1,359	1,522
- Of which: collective	1,978	209	935	3,122	1,172	7	—	1,179	4,301
Loans - past due analysis (2)	213,336	8,137	11,439	232,912	112,911	70,884	1,184	184,979	417,891
- Not past due	210,041	7,872	10,438	228,351	109,838	69,858	1,167	180,863	409,214
- Past due 1-30 days	1,559	61	78	1,698	1,802	1,007	—	2,809	4,507
- Past due 31-90 days	620	65	117	802	390	9	—	399	1,201
- Past due 90-180 days	368	52	108	528	98	—	—	98	626
- Past due >180 days	748	87	698	1,533	783	10	17	810	2,343
Loans - Stage 2	21,477	1,917	1,455	24,849	14,780	422	142	15,344	40,193
- Not past due	20,093	1,836	1,331	23,260	13,906	410	142	14,458	37,718
- Past due 1-30 days	1,082	36	42	1,160	540	3	—	543	1,703
- Past due 31-90 days	302	45	82	429	334	9	—	343	772
Weighted average life
- ECL measurement (years)	8	4	5	5	6	4	nm	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.52	3.35	4.75	0.77	1.19	0.18	6.13	0.82	0.80
- Basel (%)	0.68	3.77	3.33	0.88	1.08	0.16	6.13	0.75	0.82
ECL provisions by geography	386	472	1,099	1,957	1,527	144	22	1,693	3,650
- UK	386	472	1,099	1,957	1,361	90	13	1,464	3,421
- Other Europe	—	—	—	—	106	10	—	116	116
- RoW	—	—	—	—	60	44	9	113	113
ECL provisions by stage	386	472	1,099	1,957	1,527	144	22	1,693	3,650
- Stage 1	59	128	178	365	232	37	14	283	648
- Stage 2	51	197	178	426	305	8	2	315	741
- Stage 3	276	147	743	1,166	990	99	6	1,095	2,261
- Of which: individual	12	—	15	27	482	96	6	584	611
- Of which: collective	264	147	728	1,139	508	3	—	511	1,650

For the notes to this table refer to page 43.

NatWest Group – Form 6-K Interim Results 2025	40

Risk and capital management continued

Credit risk – Banking activities continued

Sector analysis – portfolio summary

	Personal				Non-Personal
		Credit	Other		Corporate	Financial
	Mortgages (1)	cards	personal	Total	and other	institutions	Sovereign	Total	Total
30 June 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions coverage (%)	0.18	5.80	9.61	0.84	1.35	0.20	1.86	0.92	0.87
- Stage 1 (%)	0.03	2.13	1.97	0.18	0.24	0.05	1.37	0.17	0.17
- Stage 2 (%)	0.24	10.28	12.23	1.71	2.06	1.90	1.41	2.05	1.84
- Stage 3 (%)	13.04	70.33	77.40	35.49	41.35	77.95	35.29	43.14	38.83
ECL (release)/charge	(86)	143	172	229	101	52	—	153	382
- UK	(86)	143	172	229	97	51	—	148	377
- Other Europe	—	—	—	—	3	2	—	5	5
- RoW	—	—	—	—	1	(1)	—	—	—
Amounts written-off	13	52	30	95	97	—	—	97	192
Loans by residual maturity	213,336	8,137	11,439	232,912	112,911	70,884	1,184	184,979	417,891
- ≤1 year	2,151	2,594	2,920	7,665	32,591	52,260	344	85,195	92,860
- >1 and ≤5 year	8,453	5,543	6,873	20,869	49,964	13,956	497	64,417	85,286
- >5 and ≤15 year	42,661	—	1,642	44,303	22,203	4,532	309	27,044	71,347
- >15 year	160,071	—	4	160,075	8,153	136	34	8,323	168,398
Other financial assets by asset quality (3)	—	—	—	—	4,584	25,530	130,211	160,325	160,325
- AQ1-AQ4	—	—	—	—	4,582	25,400	130,211	160,193	160,193
- AQ5-AQ8	—	—	—	—	2	130	—	132	132
Off-balance sheet	14,489	25,919	7,739	48,147	76,535	21,510	192	98,237	146,384
- Loan commitments	14,489	25,919	7,701	48,109	73,735	20,157	192	94,084	142,193
- Contingent liabilities	—	—	38	38	2,800	1,353	—	4,153	4,191
Off-balance sheet by asset quality (3)	14,489	25,919	7,739	48,147	76,535	21,510	192	98,237	146,384
- AQ1-AQ4	13,642	516	6,296	20,454	48,124	19,608	121	67,853	88,307
- AQ5-AQ8	836	25,021	1,391	27,248	28,030	1,858	16	29,904	57,152
- AQ9	1	13	23	37	26	—	55	81	118
- AQ10	10	369	29	408	355	44	—	399	807

For the notes to this table refer to page 43.

NatWest Group – Form 6-K Interim Results 2025	41

Risk and capital management continued

Credit risk – Banking activities continued

Sector analysis – portfolio summary

	Personal				Non-Personal
		Credit	Other		Corporate	Financial
	Mortgages (1)	cards	personal	Total	and other	institutions	Sovereign	Total	Total
31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- UK	209,846	6,930	9,749	226,525	97,409	43,412	562	141,383	367,908
- Other Europe	—	—	—	—	6,311	14,747	766	21,824	21,824
- RoW	—	—	—	—	8,014	12,162	317	20,493	20,493
Loans by stage	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- Stage 1	186,250	4,801	7,267	198,318	94,991	69,021	1,491	165,503	363,821
- Stage 2	21,061	1,953	1,622	24,636	14,464	1,241	133	15,838	40,474
- Stage 3	2,535	176	860	3,571	2,279	59	21	2,359	5,930
- Of which: individual	141	—	26	167	1,046	51	21	1,118	1,285
- Of which: collective	2,394	176	834	3,404	1,233	8	—	1,241	4,645
Loans - past due analysis (2)	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- Not past due	206,739	6,721	8,865	222,325	107,855	70,055	1,627	179,537	401,862
- Past due 1-30 days	1,404	50	70	1,524	2,530	211	—	2,741	4,265
- Past due 31-90 days	580	51	99	730	398	2	18	418	1,148
- Past due 90-180 days	408	41	96	545	139	49	—	188	733
- Past due >180 days	715	67	619	1,401	812	4	—	816	2,217
Loans - Stage 2	21,061	1,953	1,622	24,636	14,464	1,241	133	15,838	40,474
- Not past due	19,939	1,889	1,521	23,349	13,485	1,228	133	14,846	38,195
- Past due 1-30 days	853	31	37	921	640	11	—	651	1,572
- Past due 31-90 days	269	33	64	366	339	2	—	341	707
Weighted average life
- ECL measurement (years)	8	4	6	6	6	2	nm	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.51	3.23	4.59	0.76	1.24	0.16	5.51	0.86	0.80
- Basel (%)	0.68	3.65	3.18	0.87	1.11	0.15	4.16	0.76	0.82
ECL provisions by geography	462	381	969	1,812	1,504	90	19	1,613	3,425
- UK	462	381	969	1,812	1,335	37	12	1,384	3,196
- Other Europe	—	—	—	—	109	9	—	118	118
- RoW	—	—	—	—	60	44	7	111	111
ECL provisions by stage	462	381	969	1,812	1,504	90	19	1,613	3,425
- Stage 1	77	77	130	284	264	38	12	314	598
- Stage 2	60	186	183	429	344	12	2	358	787
- Stage 3	325	118	656	1,099	896	40	5	941	2,040
- Of which: individual	11	—	17	28	382	36	5	423	451
- Of which: collective	314	118	639	1,071	514	4	—	518	1,589

For the notes to this table refer to the following page.

NatWest Group – Form 6-K Interim Results 2025	42

Risk and capital management continued

Credit risk – Banking activities continued

Sector analysis – portfolio summary

	Personal				Non-Personal
		Credit	Other		Corporate	Financial
	Mortgages (1)	cards	personal	Total	and other	institutions	Sovereign	Total	Total
31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions coverage (%)	0.22	5.50	9.94	0.80	1.35	0.13	1.16	0.88	0.83
- Stage 1 (%)	0.04	1.60	1.79	0.14	0.28	0.06	0.80	0.19	0.16
- Stage 2 (%)	0.28	9.52	11.28	1.74	2.38	0.97	1.50	2.26	1.94
- Stage 3 (%)	12.82	67.05	76.28	30.78	39.32	67.80	23.81	39.89	34.40

Half year ended 30 June 2024
ECL (release)/charge (4)	(19)	51	91	123	(95)	19	1	(75)	48
- UK	(19)	51	91	123	(82)	(4)	—	(86)	37
- Other Europe	—	—	—	—	(7)	(6)	—	(13)	(13)
- RoW	—	—	—	—	(6)	29	1.0	24	24
Amounts written-off (4)	9	38	224	271	98	—	—	98	369

31 December 2024
Loans by residual maturity	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- ≤1 year	3,367	3,903	3,186	10,456	34,929	54,971	822	90,722	101,178
- >1 and ≤5 year	11,651	3,027	5,551	20,229	48,075	10,967	488	59,530	79,759
- >5 and ≤15 year	45,454	—	1,006	46,460	20,623	4,270	298	25,191	71,651
- >15 year	149,374	—	6	149,380	8,107	113	37	8,257	157,637
Other financial assets by asset quality (3)	—	—	—	—	3,644	31,102	119,502	154,248	154,248
- AQ1-AQ4	—	—	—	—	3,639	30,743	119,502	153,884	153,884
- AQ5-AQ8	—	—	—	—	5	359	—	364	364
Off-balance sheet	13,806	20,135	7,947	41,888	75,964	21,925	239	98,128	140,016
- Loan commitments	13,806	20,135	7,906	41,847	72,940	20,341	239	93,520	135,367
- Contingent liabilities	—	—	41	41	3,024	1,584	—	4,608	4,649
Off-balance sheet by asset quality (3)	13,806	20,135	7,947	41,888	75,964	21,925	239	98,128	140,016
- AQ1-AQ4	12,951	510	6,568	20,029	47,896	20,063	155	68,114	88,143
- AQ5-AQ8	839	19,276	1,336	21,451	27,657	1,813	21	29,491	50,942
- AQ9	1	12	17	30	19	—	63	82	112
- AQ10	15	337	26	378	392	49	—	441	819

(1)	Includes a portion of Private Banking & Wealth Management lending secured against residential real estate, in line with ECL calculation methodology. Private Banking & Wealth Management and RBS International personal products are reported in the UK, reflecting the country of lending origination and includes crown dependencies.
(2)	AQ bandings are based on Basel PDs and mapping as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating	Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA	AQ6	1.076% - 2.153%	BB- to B+
AQ2	0.034% - 0.048%	AA to AA-	AQ7	2.153% - 6.089%	B+ to B
AQ3	0.048% - 0.095%	A+ to A	AQ8	6.089% - 17.222%	B- to CCC+
AQ4	0.095% - 0.381%	BBB+ to BBB-	AQ9	17.222% - 100%	CCC to C
AQ5	0.381% - 1.076%	BB+ to BB	AQ10	100%	D

£0.4 billion (31 December 2024 – £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited.

NatWest Group – Form 6-K Interim Results 2025	43

Risk and capital management continued

Credit risk – Banking activities continued

Sector analysis – portfolio summary

The table below shows ECL by stage, for the Personal portfolio and Non-Personal portfolio, including the three largest borrowing sector clusters included in corporate and other.

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	204,778	24,849	3,285	232,912	48,109	38	365	426	1,166	1,957
Mortgages (1)	189,743	21,477	2,116	213,336	14,489	—	59	51	276	386
Credit cards	6,011	1,917	209	8,137	25,919	—	128	197	147	472
Other personal	9,024	1,455	960	11,439	7,701	38	178	178	743	1,099
Non-Personal	167,097	15,344	2,538	184,979	94,084	4,153	283	315	1,095	1,693
Financial institutions (2)	70,335	422	127	70,884	20,157	1,353	37	8	99	144
Sovereigns	1,025	142	17	1,184	192	—	14	2	6	22
Corporate and other	95,737	14,780	2,394	112,911	73,735	2,800	232	305	990	1,527
Of which:
Commercial real estate	16,855	1,274	368	18,497	6,637	161	64	26	135	225
Mobility and logistics	13,990	2,280	121	16,391	10,036	499	25	35	39	99
Consumer industries	12,882	2,592	445	15,919	10,891	517	32	71	202	305
Total	371,875	40,193	5,823	417,891	142,193	4,191	648	741	2,261	3,650

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	198,318	24,636	3,571	226,525	41,847	41	284	429	1,099	1,812
Mortgages (1)	186,250	21,061	2,535	209,846	13,806	—	77	60	325	462
Credit cards	4,801	1,953	176	6,930	20,135	—	77	186	118	381
Other personal	7,267	1,622	860	9,749	7,906	41	130	183	656	969
Non-Personal	165,503	15,838	2,359	183,700	93,520	4,608	314	358	941	1,613
Financial institutions (2)	69,021	1,241	59	70,321	20,341	1,584	38	12	40	90
Sovereigns	1,491	133	21	1,645	239	—	12	2	5	19
Corporate and other	94,991	14,464	2,279	111,734	72,940	3,024	264	344	896	1,504
Of which:
Commercial real estate	16,191	1,517	433	18,141	6,661	143	70	30	146	246
Mobility and logistics	13,363	2,384	148	15,895	9,367	595	26	35	67	128
Consumer industries	13,312	3,015	444	16,771	10,706	595	45	90	188	323
Total	363,821	40,474	5,930	410,225	135,367	4,649	598	787	2,040	3,425

(1)

As at 30 June 2025, £140.1 billion, 65.7%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2024 – £139.1 billion, 66.3%). Of which, 47.7% were rated as EPC A to C (31 December 2024 – 46.3%).

(2)	Includes transactions, such as securitisations, where the underlying risk may be in other sectors.

NatWest Group – Form 6-K Interim Results 2025	44

Risk and capital management continued

Credit risk – Banking activities continued

Non-Personal forbearance

The table below shows Non-Personal forbearance, Heightened Monitoring and Risk of Credit Loss by sector. This table shows current exposure but reflects risk transfers where there is a guarantee by another customer.

	Corporate and	Financial
	other	institutions	Sovereign	Total
30 June 2025	£m	£m	£m	£m
Forbearance (flow)	2,287	66	14	2,367
Forbearance (stock)	4,267	117	14	4,398
Heightened Monitoring and Risk of Credit Loss	5,812	88	1	5,901

31 December 2024
Forbearance (flow)	3,359	119	18	3,496
Forbearance (stock)	4,556	106	18	4,680
Heightened Monitoring and Risk of Credit Loss	5,931	150	1	6,082

-	Loans by geography and sector – In line with NatWest Group’s strategic focus, exposures continued to be mainly in the UK.
-	Loans by stage – The increase in Stage 1, reflected the growth in Personal lending on both mortgages and unsecured lending, alongside the acquisition of the Sainsbury’s Bank portfolio. Stage 2 balances remained stable compared to 31 December 2024. Similarly, Stage 3 balances remained stable overall, with a modest increase in Non-Personal Stage 3 balance, due to a small number of defaults, spread across different sectors. This was largely offset by the reduction seen in Personal mortgages, due to an enhancement to the application of the definition of default used on mortgages, resulting in a migration of loans back to the good book.
-	Loans – Past due analysis – Within the Personal portfolio, arrears balances increased during H1 2025, however, this was in line with expectations following periods of balance growth. Arrears inflow rates remained stable. In Non-Personal, the total level of past due loans was broadly stable since 31 December 2024, but with some offsetting movements in early arrears by sector. Stage 2 loans past due reduced, in line with overall Stage 2 reductions.
-	Weighted average 12 months PDs – Both IFRS 9 and Basel PDs remained broadly stable during the year. In Non-Personal, some reductions were observed in IFRS 9 PDs in the corporate portfolio due to economic and portfolio improvements. PDs in sovereigns increased due to new lending, which is fully backed by government guarantees.
-	ECL provisions by stage and ECL provisions coverage – Overall provisions coverage increased since 31 December 2024, following a small number of individual Stage 3 charges in Non-Personal and an increase in good book ECL coverage in the Personal portfolio. This was driven by the portfolio acquisition from Sainsbury’s Bank which increased the unsecured mix of the Personal portfolio. Reductions in judgemental post model adjustments mitigated the effect of some of these ECL increases.

NatWest Group – Form 6-K Interim Results 2025	45

Risk and capital management continued

Credit risk – Banking activities continued

Non-Personal forbearance

-	ECL charge – The H1 2025 impairment charge of £382 million, primarily reflected a small number of individual charges in the Commercial & Institutional portfolio alongside the initial ECL cost from the portfolio acquisition from Sainsbury’s Bank within Personal. This was partially offset by post model adjustment releases in the good book and the ECL release on Personal, with the migration of assets back to the good book from Stage 3, following an enhancement to the application of the definition of default used on mortgages.
-	Loans by residual maturity – In mortgages, as expected, the vast majority of exposures were greater than five years. In unsecured lending, cards and other, exposures were concentrated in less than five years. In Non-Personal, most loans mature in less than five years.
-	Other financial assets by asset quality – Consisting almost entirely of balances at central banks and debt securities held in the course of treasury related management activities, these assets were mainly within the AQ1-AQ4 bands.
-	Off-balance sheet exposures by asset quality – In Personal, undrawn exposures were reflective of available credit lines in credit cards and current accounts. Additionally, the mortgage portfolio had undrawn exposures, where a formal offer had been made to a customer but had not yet drawn down; the value increased in line with the pipeline of offers. The off-balance sheet commitments for credit cards increased due to the Sainsbury’s Bank portfolio acquisition. In Non-Personal, off-balance sheet exposure consisted primarily of undrawn loan commitments to customers along with contingent liabilities. The AQ band split of off-balance sheet exposures broadly mirrored the drawn loans portfolio for non-defaulted exposures.
-	Non-Personal problem debt – Exposures in the Problem Debt Management framework reduced during H1 2025 due to some corporate customers moving out of the framework. There was no change in the reasons for customers moving into the Problem Debt Management framework, with trading issues and cash/liquidity being the main drivers.
-	Non-Personal forbearance – Exposures classified as forborne reduced marginally across multiple sectors, leading to lower stock values in corporates. A portion of forbearance flows related to cases in Customer Lending Services subject to repeated forbearance.

NatWest Group – Form 6-K Interim Results 2025	46

Risk and capital management continued

Credit risk – Banking activities continued

Personal portfolio

Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).

	30 June 2025					31 December 2024
		Private					Private
		Banking &					Banking &
	Retail	Wealth	Commercial	Central items		Retail	Wealth	Commercial	Central items
	Banking	Management	& Institutional	& other	Total	Banking	Management	& Institutional	& other	Total
Personal lending	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	198,260	12,871	2,160	13	213,304	194,865	12,826	2,161	—	209,852
Of which:
Owner occupied	179,036	11,475	1,466	12	191,989	176,137	11,348	1,457	—	188,942
Buy-to-let	19,224	1,396	694	1	21,315	18,728	1,478	704	—	20,910
Interest only	21,919	11,371	424	—	33,714	22,186	11,276	437	—	33,899
Mixed (1)	10,333	33	4	—	10,370	10,384	40	8	—	10,432
ECL provisions (2)	363	13	10	—	386	440	12	10	—	462
Other personal lending (3)	17,774	1,479	233	—	19,486	15,045	1,301	242	—	16,588
ECL provisions (2)	1,551	13	3	—	1,567	1,330	12	3	—	1,345
Total personal lending	216,034	14,350	2,393	13	232,790	209,910	14,127	2,403	—	226,440
Mortgage LTV ratios
Owner occupied	56%	59%	57%	49%	56%	56%	59%	56%	—	56%
Stage 1	56%	59%	56%	—	56%	56%	59%	55%	—	56%
Stage 2	55%	58%	57%	34%	55%	55%	61%	56%	—	55%
Stage 3	50%	62%	65%	91%	51%	50%	64%	74%	—	51%
Buy-to-let	53%	60%	55%	35%	54%	53%	60%	52%	—	53%
Stage 1	54%	60%	54%	—	54%	54%	60%	51%	—	54%
Stage 2	52%	57%	54%	35%	52%	52%	57%	55%	—	52%
Stage 3	52%	57%	66%	35%	54%	52%	56%	59%	—	53%
Gross new mortgage lending	15,991	745	125	—	16,861	26,440	1,395	257	—	28,092
Of which:
Owner occupied	14,834	701	90	—	15,625	25,300	1,266	183	—	26,749
- LTV > 90%	818	—	—	—	818	888	—	—	—	888
Weighted average LTV (4)	71%	66%	61%	—	71%	70%	63%	71%	—	70%
Buy-to-let	1,157	44	35	—	1,236	1,140	129	74	—	1,343
Weighted average LTV (4)	62%	62%	61%	—	62%	61%	62%	56%	—	61%
Interest only	1,182	677	19	—	1,878	1,575	1,238	42	—	2,855
Mixed (1)	520	—	1	—	521	1,150	—	1	—	1,151
Mortgage forbearance
Forbearance flow (5)	196	12	1	—	209	473	8	6	—	487
Forbearance stock	1,764	14	12	1	1,791	1,680	20	15	—	1,715
Current	1,270	3	4	—	1,277	1,214	9	10	—	1,233
1-3 months in arrears	159	11	1	—	171	146	9	—	—	155
> 3 months in arrears	335	—	7	1	343	320	2	5	—	327

(1)	Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2)	Retail Banking excludes a non-material amount of lending and provisions held on relatively small legacy portfolios.
(3)	Comprises unsecured lending except for Private Banking & Wealth Management, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.
(4)	New mortgage lending LTV reflects the LTV at the time of lending.
(5)	Forbearance flows only include an account once per year, although some accounts may be subject to multiple forbearance deals. Forbearance deals post default are excluded from these flows.

NatWest Group – Form 6-K Interim Results 2025	47

Risk and capital management continued

Credit risk – Banking activities continued

Personal portfolio

Mortgage LTV distribution by stage

The table below shows gross mortgage lending and related ECL by LTV band for the Retail Banking portfolio.

	Mortgages				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	66,045	8,771	965	75,781	16	13	126	155	—	0.1	13.1	0.2
>50% and ≤70%	63,404	7,796	684	71,884	21	19	86	126	—	0.2	12.6	0.2
>70% and ≤80%	25,372	2,496	145	28,013	10	9	19	38	—	0.4	13.1	0.1
>80% and ≤90%	17,133	1,806	80	19,019	7	9	13	29	—	0.5	16.3	0.2
>90% and ≤100%	2,873	243	19	3,135	1	1	4	6	—	0.4	21.1	0.2
>100%	11	2	9	22	—	—	5	5	—	—	55.6	22.7
Total with LTVs	174,838	21,114	1,902	197,854	55	51	253	359	—	0.2	13.3	0.2
Other	404	1	1	406	3	—	1	4	0.7	—	100.0	1.0
Total	175,242	21,115	1,903	198,260	58	51	254	363	—	0.2	13.3	0.2
31 December 2024
≤50%	64,040	8,344	1,159	73,543	21	16	153	190	—	0.2	13.2	0.3
>50% and ≤70%	61,739	7,741	855	70,335	29	23	104	156	—	0.3	12.2	0.2
>70% and ≤80%	25,022	2,361	173	27,556	13	9	22	44	0.1	0.4	12.7	0.2
>80% and ≤90%	16,718	1,769	85	18,572	9	9	13	31	0.1	0.5	15.3	0.2
>90% and ≤100%	4,076	512	26	4,614	2	3	5	10	—	0.6	19.2	0.2
>100%	14	4	13	31	—	—	6	6	—	—	46.2	19.4
Total with LTVs	171,609	20,731	2,311	194,651	74	60	303	437	—	0.3	13.1	0.2
Other	212	1	1	214	2	—	1	3	0.9	—	100.0	1.4
Total	171,821	20,732	2,312	194,865	76	60	304	440	—	0.3	13.1	0.2
-	Mortgage balances increased during H1 2025 with continued strong new business in excess of redemptions. Unsecured balances increased, primarily driven by the acquisition of personal loans and credit cards from Sainsbury's Bank, as well as underlying credit card growth.
-	In line with wider market trends, new business in the mortgage portfolio was accelerated in Q1 2025, ahead of stamp duty changes introduced on 1 April 2025. LTV for new business did therefore increase with a lower proportion of remortgage new business. Overall portfolio LTV remained stable, with house price growth reflected in the Office for National Statistics house price indices and a reduction in redemptions compared to 2024.
-	Portfolios and new business were closely monitored against agreed operating limits. These included loan - to - value ratios, buy - to - let concentrations, new - build concentrations and credit quality. Lending criteria, affordability calculations and assumptions for new lending were adjusted during the year, to maintain credit quality in line with appetite and to ensure customers are assessed fairly as economic conditions change.

NatWest Group – Form 6-K Interim Results 2025	48

Risk and capital management continued

Credit risk – Banking activities continued

Commercial real estate (CRE)

CRE LTV distribution by stage

The table below shows CRE gross loans and related ECL by LTV band.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	7,393	200	51	7,644	25	4	8	37	0.3	2.0	15.7	0.5
>50% and ≤60%	4,166	165	40	4,371	19	4	4	27	0.5	2.4	10.0	0.6
>60% and ≤70%	689	76	23	788	3	2	7	12	0.4	2.6	30.4	1.5
>70% and ≤100%	298	122	51	471	1	4	17	22	0.3	3.3	33.3	4.7
>100%	122	8	113	243	1	—	57	58	0.8	—	50.4	23.9
Total with LTVs	12,668	571	278	13,517	49	14	93	156	0.4	2.5	33.5	1.2
Total portfolio
average LTV	46%	59%	105%	48%
Other investment (1)	2,169	335	37	2,541	5	5	15	25	0.2	1.5	40.5	1.0
Investment	14,837	906	315	16,058	54	19	108	181	0.4	2.1	34.3	1.1
Development and other (2)	2,018	368	53	2,439	10	7	27	44	0.5	1.9	50.9	1.8
Total	16,855	1,274	368	18,497	64	26	135	225	0.4	2.0	36.7	1.2

31 December 2024
≤50%	7,334	380	48	7,762	28	6	7	41	0.4	1.6	14.6	0.5
>50% and ≤60%	3,829	169	53	4,051	19	5	9	33	0.5	3.0	17.0	0.8
>60% and ≤70%	584	198	34	816	3	5	8	16	0.5	2.5	23.5	2.0
>70% and ≤100%	312	83	79	474	2	4	21	27	0.6	4.8	26.6	5.7
>100%	139	8	119	266	1	—	56	57	0.7	—	47.1	21.4
Total with LTVs	12,198	838	333	13,369	53	20	101	174	0.4	2.4	30.3	1.3
Total portfolio
average LTV	46%	51%	102%	48%
Other investment (1)	2,132	348	41	2,521	6	6	15	27	0.3	1.7	36.6	1.1
Investment	14,330	1,186	374	15,890	59	26	116	201	0.4	2.2	31.0	1.3
Development and other (2)	1,861	331	59	2,251	11	4	30	45	0.6	1.2	50.8	2.0
Total	16,191	1,517	433	18,141	70	30	146	246	0.4	2.0	33.7	1.4

(1)	Relates mainly to business banking and unsecured corporate lending.
(2)	Related to the development of commercial residential properties, along with CRE activities that are not strictly investment or development. LTV is not a meaningful measure for this type of lending activity.

-	Overall – The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy was aligned across NatWest Group.
-	2025 trends – There was strong growth in the residential sector, with other CRE sectors remaining broadly flat. LTV profile remained stable.
-	Credit quality – Credit quality improved, with fewer exposures in the Problem Debt Management framework, and the average portfolio probability of default holding steady.
-	Risk appetite – Lending appetite is subject to regular review.

NatWest Group – Form 6-K Interim Results 2025	49

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements

The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL effect. Other points to note:

-	Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
-	Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
-	Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
-	Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
-	Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.
-	There were some flows from Stage 1 into Stage 3 including transfers due to unexpected default events with a post model adjustment in place for Commercial & Institutional to account for this risk.
-	The effect of any change in post model adjustments during the year is typically reported under changes in risk parameters, as are any effects arising from changes to the underlying models. Refer to the section on Governance and post model adjustments for further details.
-	All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL, with the movement in the value of suspended interest during the year reported under currency translation and other adjustments.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NatWest Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	515,556	598	42,165	787	5,901	2,040	563,622	3,425
Currency translation and other adjustments	(2,318)	—	(28)	—	87	94	(2,259)	94
Transfers from Stage 1 to Stage 2	(18,664)	(104)	18,664	104	—	—	—	—
Transfers from Stage 2 to Stage 1	15,135	215	(15,135)	(215)	—	—	—	—
Transfers to Stage 3	(282)	(3)	(1,342)	(131)	1,624	134	—	—
Transfers from Stage 3	80	9	744	30	(824)	(39)	—	—
Net re-measurement of ECL on stage transfer	—	(148)	—	277	—	274	—	403
Changes in risk parameters	—	(73)	—	(14)	—	148	—	61
Other changes in net exposure	17,488	154	(3,312)	(97)	(857)	(121)	13,319	(64)
Other (P&L only items)	—	—	—	(1)	—	(17)	—	(18)
Income statement (releases)/charges	—	(67)	—	165	—	284	—	382
Transfers to disposal groups and fair value	—	—	—	—	—	—	—	—
Amounts written-off	—	—	—	—	(192)	(192)	(192)	(192)
Unwinding of discount	—	—	—	—	—	(77)	—	(77)
At 30 June 2025	526,995	648	41,756	741	5,739	2,261	574,490	3,650
Net carrying amount	526,347		41,015		3,478		570,840
At 1 January 2024	504,345	709	40,294	976	5,621	1,960	550,260	3,645
2024 movements	(6,334)	(124)	(1,643)	(174)	90	(4)	(7,887)	(302)
At 30 June 2024	498,011	585	38,651	802	5,711	1,956	542,373	3,343
Net carrying amount	497,426		37,849		3,755		539,030

NatWest Group – Form 6-K Interim Results 2025	50

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	171,333	76	20,992	60	2,303	305	194,628	441
Currency translation and other adjustments	—	—	—	—	52	51	52	51
Transfers from Stage 1 to Stage 2	(8,422)	(11)	8,422	11	—	—	—	—
Transfers from Stage 2 to Stage 1	6,890	11	(6,890)	(11)	—	—	—	—
Transfers to Stage 3	(8)	—	(453)	(4)	461	4	—	—
Transfers from Stage 3	16	—	625	10	(641)	(10)	—	—
Net re-measurement of ECL on stage transfer	—	(2)	—	—	—	4	—	2
Changes in risk parameters	—	(13)	—	(12)	—	30	—	5
Other changes in net exposure	4,092	(3)	(1,359)	(3)	(271)	(80)	2,462	(86)
Other (P&L only items)	—	—	—	—	—	(10)	—	(10)
Income statement (releases)/charges	—	(18)	—	(15)	—	(56)	—	(89)
Amounts written-off	—	—	—	—	(13)	(13)	(13)	(13)
Unwinding of discount	—	—	—	—	—	(37)	—	(37)
At 30 June 2025	173,901	58	21,337	51	1,891	254	197,129	363
Net carrying amount	173,843	—	21,286	—	1,637	—	196,766	—
At 1 January 2024	174,038	87	17,827	60	2,068	250	193,933	397
2024 movements	(7,045)	(38)	2,490	8	173	30	(4,382)	—
At 30 June 2024	166,993	49	20,317	68	2,241	280	189,551	397
Net carrying amount	166,944		20,249		1,961		189,154

-	ECL coverage for mortgages decreased during the first half of 2025, primarily driven by the reduction in economic uncertainty post model adjustments (supported by back-testing) and an enhancement to the application of the definition of default. The latter resulted in a £0.4 billion migration of loans from Stage 3 back to the good book.
-	PDs and Stage 3 inflows remained broadly stable, with the portfolio showing continued resilience during times when a number of customers have had affordability pressures.
-	The net flows into Stage 2 from Stage 1 were offset by a similar level of outflows from Stage 2 to Stage 1 and balance paydown in Stage 2, supporting a stable Stage 2 exposure population during 2025 to date.
-	The relatively small ECL cost for net re-measurement on transfer into Stage 3 included the effect of risk targeted ECL adjustments, when previously in the good book. Refer to the Governance and post model adjustments section for further details.
-	Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. This would typically be within five years from default but can be longer.

NatWest Group – Form 6-K Interim Results 2025	51

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	4,523	76	2,034	186	162	117	6,719	379
Currency translation and other adjustments	—	—	—	—	3	3	3	3
Transfers from Stage 1 to Stage 2	(1,110)	(24)	1,110	24	—	—	—	—
Transfers from Stage 2 to Stage 1	675	55	(675)	(55)	—	—	—	—
Transfers to Stage 3	(16)	(1)	(99)	(35)	115	36	—	—
Transfers from Stage 3	2	1	5	2	(7)	(3)	—	—
Net re-measurement of ECL on stage transfer	—	(37)	—	95	—	42	—	100
Changes in risk parameters	—	9	—	17	—	9	—	35
Other changes in net exposure	1,594	47	(381)	(37)	(10)	(1)	1,203	9
Other (P&L only items)	—	—	—	—	—	(1)	—	(1)
Income statement (releases)/charges	—	19	—	75	—	49	—	143
Amounts written-off	—	—	—	—	(52)	(52)	(52)	(52)
Unwinding of discount	—	—	—	—	—	(5)	—	(5)
At 30 June 2025	5,668	126	1,994	197	211	146	7,873	469
Net carrying amount	5,542		1,797		65		7,404
At 1 January 2024	3,475	70	2,046	204	146	89	5,667	363
2024 movements	648	11	(224)	(16)	23	16	447	11
At 30 June 2024	4,123	81	1,822	188	169	105	6,114	374
Net carrying amount	4,042		1,634		64		5,740

-	Overall ECL for cards increased during 2025, driven primarily by the acquisition of Sainsbury’s Bank credit card balances into Stage 1 (around £1 billion at 30 June 2025) alongside continued organic portfolio growth, reflecting strong customer demand, while sustaining robust risk appetite.
-	While portfolio performance remained stable, a net flow into Stage 2 from Stage 1 was observed, with the typical maturation of lending after a period of strong growth in recent years.
-	Flow rates into Stage 3 were slightly higher in 2025 compared to 2024. This was linked to recent growth and portfolio maturation, but in line with expectations.
-	Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

NatWest Group – Form 6-K Interim Results 2025	52

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - other personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	5,605	127	1,465	182	833	641	7,903	950
Currency translation and other adjustments	—	—	—	—	15	17	15	17
Transfers from Stage 1 to Stage 2	(998)	(44)	998	44	—	—	—	—
Transfers from Stage 2 to Stage 1	731	75	(731)	(75)	—	—	—	—
Transfers to Stage 3	(38)	(1)	(152)	(58)	190	59	—	—
Transfers from Stage 3	4	1	11	5	(15)	(6)	—	—
Net re-measurement of ECL on stage transfer	—	(49)	—	104	—	26	—	81
Changes in risk parameters	—	(13)	—	(7)	—	60	—	40
Other changes in net exposure	1,808	80	(179)	(18)	(49)	(24)	1,580	38
Other (P&L only items)	—	—	—	—	—	12	—	12
Income statement (releases)/charges	—	18	—	79	—	74	—	171
Amounts written-off	—	—	—	—	(29)	(29)	(29)	(29)
Unwinding of discount	—	—	—	—	—	(17)	—	(17)
At 30 June 2025	7,112	176	1,412	177	945	727	9,469	1,080
Net carrying amount	6,936	—	1,235	—	218	—	8,389	—
At 1 January 2024	5,240	149	1,657	238	963	758	7,860	1,145
2024 movements	477	(4)	(432)	(38)	(118)	(117)	(73)	(159)
At 30 June 2024	5,717	145	1,225	200	845	641	7,787	986
Net carrying amount	5,572		1,025		204		6,801

-	Total ECL increased, driven primarily by the acquisition of Sainsbury’s Bank loan balances into Stage 1 (around £1.2 billion at 30 June 2025) alongside continued organic loan book growth.
-	Stable arrears performance was observed during 2025 to date, which is reflected in the good book ECL, with coverage levels showing a modest reduction since 31 December 2024.
-	Flow rates into Stage 3 remained stable during the first half of 2025, in line with broader portfolio trends on arrears, with overall Stage 3 balances increasing as a result of reduced debt sale activity.
-	Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than six years after default.

NatWest Group – Form 6-K Interim Results 2025	53

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - corporate	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	62,575	175	11,450	273	1,562	659	75,587	1,107
Currency translation and other adjustments	(574)	—	(22)	—	9	2	(587)	2
Inter-group transfers	84	—	27	1	—	—	111	1
Transfers from Stage 1 to Stage 2	(5,494)	(19)	5,494	19	—	—	—	—
Transfers from Stage 2 to Stage 1	4,080	51	(4,080)	(51)	—	—	—	—
Transfers to Stage 3	(146)	(1)	(457)	(28)	603	29	—	—
Transfers from Stage 3	31	4	58	11	(89)	(15)	—	—
Net re-measurement of ECL on stage transfer	—	(42)	—	54	—	152	—	164
Changes in risk parameters	—	(33)	—	(7)	—	20	—	(20)
Other changes in net exposure	1,840	14	(990)	(33)	(326)	2	524	(17)
Other (P&L only items)	—	—	—	—	—	(17)	—	(17)
Income statement (releases)/charges	—	(61)	—	14	—	157	—	110
Amounts written-off	—	—	—	—	(86)	(86)	(86)	(86)
Unwinding of discount	—	—	—	—	—	(13)	—	(13)
At 30 June 2025	62,396	149	11,480	239	1,673	750	75,549	1,138
Net carrying amount	62,247	—	11,241	—	923	—	74,411	—
At 1 January 2024	61,402	226	12,275	344	1,454	602	75,131	1,172
2024 movements	1,914	(52)	(2,180)	(81)	6	9	(260)	(124)
At 30 June 2024	63,316	174	10,095	263	1,460	611	74,871	1,048
Net carrying amount	63,142		9,832		849		73,823

-	ECL increased in H1 2025 due to the impact of a small number of flows into default. The charge on those cases is seen through net re - measurement of ECL on stage transfer, reflecting the difference between good book ECL and defaulted ECL.
-	Performing ECL coverage decreased in line with ECL reductions in the portfolio book as risk metrics improved, in particular from point - in - time economics inputs, and reduced post model adjustments.
-	Stage 2 exposure levels were stable in the period as flows into Stage 2 were broadly offset through flows back to Stage 1, repayments, and flows into Stage 3.

NatWest Group – Form 6-K Interim Results 2025	54

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - property	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	27,468	77	2,980	61	590	225	31,038	363
Currency translation and other adjustments	5	—	—	—	8	13	13	13
Inter-group transfers	(79)	—	(11)	(1)	—	—	(90)	(1)
Transfers from Stage 1 to Stage 2	(1,429)	(4)	1,429	4	—	—	—	—
Transfers from Stage 2 to Stage 1	928	12	(928)	(12)	—	—	—	—
Transfers to Stage 3	(3)	—	(83)	(4)	86	4	—	—
Transfers from Stage 3	16	2	16	2	(32)	(4)	—	—
Net re-measurement of ECL on stage transfer	—	(10)	—	17	—	9	—	16
Changes in risk parameters	—	(12)	—	(5)	—	7	—	(10)
Other changes in net exposure	1,425	6	(190)	(4)	(136)	(17)	1,099	(15)
Other (P&L only items)	—	—	—	—	—	—	—	—
Income statement (releases)/charges	—	(16)	—	8	—	(1)	—	(9)
Amounts written-off	—	—	—	—	(10)	(10)	(10)	(10)
Unwinding of discount	—	—	—	—	—	(5)	—	(5)
At 30 June 2025	28,331	71	3,213	58	506	222	32,050	351
Net carrying amount	28,260	—	3,155	—	284	—	31,699	—
At 1 January 2024	26,040	94	3,155	89	606	195	29,801	378
2024 movements	486	(26)	(180)	(27)	(43)	32	263	(21)
At 30 June 2024	26,526	68	2,975	62	563	227	30,064	357
Net carrying amount	26,458		2,913		336		29,707

-	ECL reduced marginally across all stages in the first half of 2025. Flows to Stage 3 and associated charges were notably reduced from the first half of 2024 and more than offset by a reduction on other existing Stage 3 exposures.
-Exposures in Stage 2 increased as flows into Stage 2 were higher than flows out and repayments, but remained at broadly 10% of total good book exposure.
-Performing ECL reductions were driven by improved risk metrics and reductions in post model adjustments.

NatWest Group – Form 6-K Interim Results 2025	55

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - other	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	93,724	37	1,739	12	123	57	95,586	106
Currency translation and other adjustments	(1,287)	—	(8)	—	—	8	(1,295)	8
Inter-group transfers	(5)	—	(16)	—	—	—	(21)	—
Transfers from Stage 1 to Stage 2	(541)	(1)	541	1	—	—	—	—
Transfers from Stage 2 to Stage 1	1,266	5	(1,266)	(5)	—	—	—	—
Transfers to Stage 3	(64)	—	(18)	(1)	82	1	—	—
Transfers from Stage 3	3	—	4	1	(7)	(1)	—	—
Net re-measurement of ECL on stage transfer	—	(3)	—	—	2	38	—	37
Changes in risk parameters	—	(6)	—	—	—	17	—	11
Other changes in net exposure	(25)	6	(96)	(1)	(16)	—	(137)	5
Other (P&L only items)	—	—	—	—	—	—	—	—
Income statement (releases)/charges	—	(3)	—	1	—	55	—	53
Amounts written-off	—	—	—	—	(1)	(1)	(1)	(1)
Unwinding of discount	—	—	—	—	—	(1)	—	(1)
At 30 June 2025	93,071	38	880	9	181	118	94,132	165
Net carrying amount	93,033	—	871	—	63	—	93,967	—
At 1 January 2024	88,860	36	1,599	14	101	22	90,560	72
2024 movements	889	(3)	(628)	(5)	34	32	295	24
At 30 June 2024	89,749	33	971	9	135	54	90,855	96
Net carrying amount	89,716		962		81		90,759

-	ECL increased, primarily driven by Stage 3 exposures that defaulted in the first half of 2025.
-	The portion of good book exposure in Stage 2 reduced with flows from Stage 1 into Stage 2 more than offset by flows back to Stage 1.
-	Despite the increase in Stage 3 exposure, combined Stage 2 and Stage 3 exposure reduced and continued to be less than 2% of the total assets.

NatWest Group – Form 6-K Interim Results 2025	56

Risk and capital management continued

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

The tables that follow show decomposition for the Personal and Non-Personal portfolios.

	Mortgages		Credit cards		Other		Total
30 June 2025	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)
PD movement	14,701	68.3	1,412	73.7	771	53.0	16,884	67.9
PD persistence	4,076	19.0	372	19.4	279	19.2	4,727	19.0
Adverse credit bureau recorded with credit reference agency	956	4.5	81	4.2	124	8.5	1,161	4.7
Forbearance support provided	227	1.1	2	0.1	10	0.7	239	1.0
Customers in collections	169	0.8	12	0.6	21	1.4	202	0.8
Collective SICR and other reasons (2)	1,217	5.7	38	2.0	236	16.2	1,491	6.0
Days past due >30	131	0.6	—	—	14	1.0	145	0.6
	21,477	100.0	1,917	100.0	1,455	100.0	24,849	100.0

31 December 2024
Personal trigger (1)
PD movement	14,480	68.8	1,425	72.9	809	49.9	16,714	67.8
PD persistence	3,951	18.8	414	21.2	388	23.9	4,753	19.3
Adverse credit bureau recorded with credit reference agency	936	4.4	71	3.6	119	7.3	1,126	4.6
Forbearance support provided	189	0.9	1	0.1	9	0.6	199	0.8
Customers in collections	169	0.8	3	0.2	2	0.1	174	0.7
Collective SICR and other reasons (2)	1,248	5.9	39	2.0	290	17.9	1,577	6.4
Days past due >30	88	0.4	—	—	5	0.3	93	0.4
	21,061	100.0	1,953	100.0	1,622	100.0	24,636	100.0

For the notes to the table refer to the following page.

-	The level of PD driven deterioration remained consistent with 31 December 2024, reflecting stability in portfolio PDs and underlying portfolio arrears trends.
-	Higher risk mortgage customers who utilised the new Mortgage Charter measures continued to be collectively migrated into Stage 2 and were captured in the collective SICR and other reasons category.
-	Accounts that were less than 30 days past due continued to represent the vast majority of the Stage 2 population.

NatWest Group – Form 6-K Interim Results 2025	57

Risk and capital management continued

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

	Corporate and other (3)		Financial institutions		Sovereign		Total
30 June 2025	£m	%	£m	%	£m	%	£m	%
Non-Personal trigger (1)
PD movement	11,814	80.0	284	67.3	141	99.3	12,239	79.9
PD persistence	226	1.5	3	0.7	—	—	229	1.5
Heightened Monitoring and Risk of Credit Loss	1,761	11.9	11	2.6	—	—	1,772	11.5
Forbearance support provided	345	2.3	—	—	—	—	345	2.2
Customers in collections	33	0.2	—	—	—	—	33	0.2
Collective SICR and other reasons (2)	380	2.6	124	29.4	1	0.7	505	3.3
Days past due >30	221	1.5	—	—	—	—	221	1.4
	14,780	100.0	422	100.0	142	100.0	15,344	100.0

31 December 2024
Non-Personal trigger (1)
PD movement	11,800	81.6	971	78.2	—	—	12,771	80.6
PD persistence	310	2.1	2	0.2	—	—	312	2.0
Heightened Monitoring and Risk of Credit Loss	1,599	11.1	83	6.7	132	99.2	1,814	11.5
Forbearance support provided	229	1.6	—	—	—	—	229	1.4
Customers in collections	34	0.2	—	—	—	—	34	0.2
Collective SICR and other reasons (2)	396	2.7	172	13.9	1	0.8	569	3.6
Days past due >30	96	0.7	13	1.0	—	—	109	0.7
	14,464	100.0	1,241	100.0	133	100.0	15,838	100.0

(1)	The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.
(2)	Includes cases where a PD assessment cannot be made and accounts where the PD has deteriorated beyond a prescribed backstop threshold aligned to risk management practices.
-	Stage 2 loans were broadly stable compared to 31 December 2024. PD movement continued to capture the vast majority of loans in Stage 2, with values marginally reduced, reflective of improved PDs from point-in-time economic metrics.

NatWest Group – Form 6-K Interim Results 2025	58

Risk and capital management continued

Credit risk – Banking activities continued

Asset quality

The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Mortgages
AQ1-AQ4	111,678	8,954	—	120,632	24	15	—	39	0.0	0.2	—	0.0
AQ5-AQ8	77,908	11,465	—	89,373	35	29	—	64	0.0	0.3	—	0.1
AQ9	157	1,058	—	1,215	—	7	—	7	—	0.7	—	0.6
AQ10	—	—	2,116	2,116	—	—	276	276	—	—	13.0	13.0
	189,743	21,477	2,116	213,336	59	51	276	386	0.0	0.2	13.0	0.2
Credit cards
AQ1-AQ4	130	—	—	130	1	—	—	1	0.8	—	—	0.8
AQ5-AQ8	5,858	1,817	—	7,675	126	178	—	304	2.2	9.8	—	4.0
AQ9	23	100	—	123	1	19	—	20	4.4	19.0	—	16.3
AQ10	—	—	209	209	—	—	147	147	—	—	70.3	70.3
	6,011	1,917	209	8,137	128	197	147	472	2.1	10.3	70.3	5.8
Other personal
AQ1-AQ4	751	104	—	855	6	11	—	17	0.8	10.6	—	2.0
AQ5-AQ8	8,214	1,209	—	9,423	167	131	—	298	2.0	10.8	—	3.2
AQ9	59	142	—	201	5	36	—	41	8.5	25.4	—	20.4
AQ10	—	—	960	960	—	—	743	743	—	—	77.4	77.4
	9,024	1,455	960	11,439	178	178	743	1,099	2.0	12.2	77.4	9.6
Total
AQ1-AQ4	112,559	9,058	—	121,617	31	26	—	57	0.0	0.3	—	0.1
AQ5-AQ8	91,980	14,491	—	106,471	328	338	—	666	0.4	2.3	—	0.6
AQ9	239	1,300	—	1,539	6	62	—	68	2.5	4.8	—	4.4
AQ10	—	—	3,285	3,285	—	—	1,166	1,166	—	—	35.5	35.5
	204,778	24,849	3,285	232,912	365	426	1,166	1,957	0.2	1.7	35.5	0.8

NatWest Group – Form 6-K Interim Results 2025	59

Risk and capital management continued

Credit risk – Banking activities continued

Asset quality

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Mortgages
AQ1-AQ4	104,793	8,416	—	113,209	29	16	—	45	—	0.2	—	—
AQ5-AQ8	81,263	11,683	—	92,946	48	38	—	86	0.1	0.3	—	0.1
AQ9	194	962	—	1,156	—	6	—	6	—	0.6	—	0.5
AQ10	—	—	2,535	2,535	—	—	325	325	—	—	12.8	12.8
	186,250	21,061	2,535	209,846	77	60	325	462	—	0.3	12.8	0.2
Credit cards
AQ1-AQ4	128	—	—	128	1	—	—	1	0.8	—	—	0.8
AQ5-AQ8	4,650	1,866	—	6,516	75	169	—	244	1.6	9.1	—	3.7
AQ9	23	87	—	110	1	17	—	18	4.4	19.5	—	16.4
AQ10	—	—	176	176	—	—	118	118	—	—	67.1	67.1
	4,801	1,953	176	6,930	77	186	118	381	1.6	9.5	67.1	5.5
Other personal
AQ1-AQ4	691	127	—	818	6	14	—	20	0.9	11.0	—	2.4
AQ5-AQ8	6,521	1,359	—	7,880	120	134	—	254	1.8	9.9	—	3.2
AQ9	55	136	—	191	4	35	—	39	7.3	25.7	—	20.4
AQ10	—	—	860	860	—	—	656	656	—	—	76.3	76.3
	7,267	1,622	860	9,749	130	183	656	969	1.8	11.3	76.3	9.9
Total
AQ1-AQ4	105,612	8,543	—	114,155	36	30	—	66	—	0.4	—	0.1
AQ5-AQ8	92,434	14,908	—	107,342	243	341	—	584	0.3	2.3	—	0.5
AQ9	272	1,185	—	1,457	5	58	—	63	1.8	4.9	—	4.3
AQ10	—	—	3,571	3,571	—	—	1,099	1,099	—	—	30.8	30.8
	198,318	24,636	3,571	226,525	284	429	1,099	1,812	0.1	1.7	30.8	0.8

-	The portfolios acquired from Sainsbury's Bank, increased exposure to AQ5 - AQ8 within the credit cards and other personal segments.
-	Stage 3 inflows remained broadly stable. The reduction in Stage3/AQ10 ratio was influenced at a total level by both the acquisition of the Sainsbury's Bank portfolio on unsecured and an enhancement to the application of the definition of default used on mortgages. The latter resulted in a L0.4 billion migration of loans from Stage 3/AQ10 back to the good book.

NatWest Group – Form 6-K Interim Results 2025	60

Risk and capital management continued

Credit risk – Banking activities continued

Asset quality

The table below shows asset quality bands of gross loans and ECL, by stage, for the Non-Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Corporate and other
AQ1-AQ4	40,896	2,555	—	43,451	28	18	—	46	0.1	0.7	—	0.1
AQ5-AQ8	54,804	11,982	—	66,786	204	268	—	472	0.4	2.2	—	0.7
AQ9	37	243	—	280	—	19	—	19	—	7.8	—	6.8
AQ10	—	—	2,394	2,394	—	—	990	990	—	—	41.4	41.4
	95,737	14,780	2,394	112,911	232	305	990	1,527	0.2	2.1	41.4	1.4
Financial institutions
AQ1-AQ4	64,735	260	—	64,995	20	3	—	23	—	1.2	—	—
AQ5-AQ8	5,599	161	—	5,760	17	5	—	22	0.3	3.1	—	0.4
AQ9	1	1	—	2	—	—	—	-	—	—	—	—
AQ10	—	—	127	127	—	—	99	99	—	—	78.0	78.0
	70,335	422	127	70,884	37	8	99	144	0.1	1.9	78.0	0.2
Sovereign
AQ1-AQ4	894	1	—	895	14	1	—	15	1.6	100.0	—	1.7
AQ5-AQ8	131	—	—	131	—	—	—	-	—	—	—	—
AQ 9	—	141	—	141	—	1	—	1	—	0.7	—	0.7
AQ10	—	—	17	17	—	—	6	6	—	—	35.3	35.3
	1,025	142	17	1,184	14	2	6	22	1.4	1.4	35.3	1.9
Total
AQ1-AQ4	106,525	2,816	—	109,341	62	22	—	84	0.1	0.8	—	0.1
AQ5-AQ8	60,534	12,143	—	72,677	221	273	—	494	0.4	2.3	—	0.7
AQ9	38	385	—	423	—	20	—	20	—	5.2	—	4.7
AQ10	—	—	2,538	2,538	—	—	1,095	1,095	—	—	43.1	43.1
	167,097	15,344	2,538	184,979	283	315	1,095	1,693	0.2	2.1	43.1	0.9

NatWest Group – Form 6-K Interim Results 2025	61

Risk and capital management continued

Credit risk – Banking activities continued

Asset quality

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Corporate and other
AQ1-AQ4	41,509	2,409	—	43,918	32	19	—	51	0.1	0.8	—	0.1
AQ5-AQ8	53,448	11,783	—	65,231	232	306	—	538	0.4	2.6	—	0.8
AQ9	34	272	—	306	—	19	—	19	—	7.0	—	6.2
AQ10	—	—	2,279	2,279	—	—	896	896	—	—	39.3	39.3
	94,991	14,464	2,279	111,734	264	344	896	1,504	0.3	2.4	39.3	1.4
Financial institutions
AQ1-AQ4	64,845	233	—	65,078	21	2	—	23	—	0.9	—	—
AQ5-AQ8	4,176	996	—	5,172	17	9	—	26	0.4	0.9	—	0.5
AQ9	—	12	—	12	—	1	—	1	—	8.3	—	8.3
AQ10	—	—	59	59	—	—	40	40	—	—	67.8	67.8
	69,021	1,241	59	70,321	38	12	40	90	0.1	1.0	67.8	0.1
Sovereign
AQ1-AQ4	1,364	1	—	1,365	12	1	—	13	0.9	100.0	—	1.0
AQ5-AQ8	127	—	—	127	—	—	—	—	—	—	—	—
AQ9	—	132	—	132	—	1	—	1	—	0.8	—	0.8
AQ10	—	—	21	21	—	—	5	5	—	—	23.8	23.8
	1,491	133	21	1,645	12	2	5	19	0.8	1.5	23.8	1.2
Total
AQ1-AQ4	107,718	2,643	—	110,361	65	22	—	87	0.1	0.8	—	0.1
AQ5-AQ8	57,751	12,779	—	70,530	249	315	—	564	0.4	2.5	—	0.8
AQ9	34	416	—	450	—	21	—	21	—	5.1	—	4.7
AQ10	—	—	2,359	2,359	—	—	941	941	—	—	39.9	39.9
	165,503	15,838	2,359	183,700	314	358	941	1,613	0.2	2.3	39.9	0.9

-	Asset quality was broadly stable since 31 December 2024. The majority of exposure for corporates and other continued to be in the AQ5 to AQ8 band, which also accounted for the largest increase in the period.
-	As expected, exposures in higher AQ bands attracted higher coverage ratios.

NatWest Group – Form 6-K Interim Results 2025	62

Risk and capital management continued

Credit risk – Trading activities

This section details the credit risk profile of NatWest Group’s trading activities.

Securities financing transactions and collateral

The table below shows securities financing transactions in Commercial & Institutional and Central items & other. Balance sheet captions include balances held at all classifications under IFRS.

	Reverse repos			Repos
		Of which:	Outside netting		Of which:	Outside netting
	Total	can be offset	arrangements	Total	can be offset	arrangements
30 June 2025	£m	£m	£m	£m	£m	£m
Gross	95,498	94,568	930	86,696	83,992	2,704
IFRS offset	(33,802)	(33,802)	—	(33,802)	(33,802)	—
Carrying value	61,696	60,766	930	52,894	50,190	2,704
Master netting arrangements	(517)	(517)	—	(517)	(517)	—
Securities collateral	(59,424)	(59,424)	—	(49,673)	(49,673)	—
Potential for offset not recognised under IFRS	(59,941)	(59,941)	—	(50,190)	(50,190)	—
Net	1,755	825	930	2,704	—	2,704

31 December 2024
Gross	87,901	87,861	40	68,024	67,321	703
IFRS offset	(23,883)	(23,883)	—	(23,883)	(23,883)	—
Carrying value	64,018	63,978	40	44,141	43,438	703
Master netting arrangements	(1,549)	(1,549)	—	(1,549)	(1,549)	—
Securities collateral	(62,217)	(62,217)	—	(41,889)	(41,889)	—
Potential for offset not recognised under IFRS	(63,766)	(63,766)	—	(43,438)	(43,438)	—
Net	252	212	40	703	—	703

NatWest Group – Form 6-K Interim Results 2025	63

Risk and capital management continued

Credit risk – Trading activities continued

Derivatives

The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS. A significant proportion of the derivatives relate to trading activities in Commercial & Institutional. The table also includes hedging derivatives in Central items & other.

	30 June 2025							31 December 2024
	Notional
	GBP	USD	EUR	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						90,087	84,878		97,152	93,109
IFRS offset						(17,077)	(18,895)		(18,746)	(21,027)
Carrying value	4,137	3,397	5,907	1,165	14,606	73,010	65,983	13,628	78,406	72,082
Of which:
Interest rate (1)	3,793	1,824	5,183	208	11,008	35,028	28,317	10,333	37,499	31,532
Exchange rate	341	1,569	717	957	3,584	37,897	37,496	3,279	40,797	40,306
Credit	1	4	7	—	12	85	170	14	110	244
Equity and commodity	2	—	—	—	2	—	—	2	—	—
Carrying value	4,137	3,397	5,907	1,165	14,606	73,010	65,983	13,628	78,406	72,082
Counterparty mark-to-market netting						(57,011)	(57,011)		(61,883)	(61,883)
Cash collateral						(9,041)	(4,723)		(10,005)	(5,801)
Securities collateral						(3,814)	(1,274)		(4,072)	(896)
Net exposure						3,144	2,975		2,446	3,502
Banks (2)						175	348		214	345
Other financial institutions (3)						1,839	1,286		1,429	1,456
Corporate (4)						1,071	1,318		769	1,669
Government (5)						59	23		34	32
Net exposure						3,144	2,975		2,446	3,502
UK						1,494	1,710		1,061	1,774
Europe						994	873		875	978
US						555	330		443	604
RoW						101	62		67	146
Net exposure						3,144	2,975		2,446	3,502
Asset quality of uncollateralised derivative assets
AQ1-AQ4						2,500			2,049
AQ5-AQ8						641			394
AQ9-AQ10						3			3
Net exposure						3,144			2,446

(1)	The notional amount of interest rate derivatives included £7,725 billion (31 December 2024 – £7,321 billion) in respect of contracts cleared through central clearing counterparties.
(2)	Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions where the collateral agreements are not deemed to be legally enforceable.
(3)	Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group’s external rating.
(4)	Mainly large corporates with whom NatWest Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5)	Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

NatWest Group – Form 6-K Interim Results 2025	64

Risk and capital management continued

Credit risk – Trading activities continued

Debt securities

The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch. Refer to Note 9 Trading assets and liabilities for details on short positions.

	Central and local government
	UK	US	Other	Financial institutions	Corporate	Total
30 June 2025	£m	£m	£m	£m	£m	£m
AAA	—	—	2,610	1,572	—	4,182
AA to AA+	—	6,832	562	393	2	7,789
A to AA-	3,961	—	2,618	955	95	7,629
BBB- to A-	—	—	916	411	549	1,876
Non-investment grade	—	—	—	65	132	197
Total	3,961	6,832	6,706	3,396	778	21,673

31 December 2024
AAA	—	—	1,335	1,368	—	2,703
AA to AA+	—	3,734	74	569	2	4,379
A to AA-	2,077	—	1,266	381	519	4,243
BBB- to A-	—	—	831	562	885	2,278
Non-investment grade	—	—	—	108	167	275
Total	2,077	3,734	3,506	2,988	1,573	13,878

NatWest Group – Form 6-K Interim Results 2025	65

Risk and capital management continued

Capital, liquidity and funding risk

Introduction

NatWest Group takes a comprehensive approach to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Key developments since 31 December 2024

CET1 ratio 13.6% (2024 - 13.6%)	RWAs £190.1bn (2024 - £183.2bn)	UK leverage ratio 5.0% (2024 - 5.0%)

The CET1 ratio remained static due to a £0.9 billion increase in CET1 capital offset by a £6.9 billion increase in RWAs.

The CET1 capital increase was mainly driven by an attributable profit to ordinary shareholders in the period of £2.5 billion and other movements on reserves and regulatory adjustments of £0.4 billion partially offset by a share buyback of £0.8 billion and a foreseeable ordinary dividend accrual of £1.2 billion.

Total RWAs increased by £6.9 billion to £190.1 billion during H1 2025 reflecting:

-
an increase in credit risk RWA's of £4.6 billion, primarily driven by lending growth, balances acquired from Sainsbury's Bank and CRD IV model updates. These increases were partially offset by reductions due to active RWA management, movements in risk metrics and the impact of foreign exchange.
-
an increase in operational risk RWAs of £2.2 billion following the annual recalculation.
-
an increase in counterparty credit risk RWAs of £0.5 billion driven by an increase in over-the-counter transaction under the IMM approach.
-
a decrease in market risk RWAs of £0.4 billion, driven by the IRC, reflecting changes in government bond positions.

The leverage ratio remained static due to a £1.6 billion increase in Tier 1 capital offset by a £27.8 billion increase in leverage exposure. The key drivers in the leverage exposure were an increase in trading assets, other financial assets and other off balance sheet items.

MREL ratio 32.4% (2024 - 33.0%)	Liquidity portfolio £216.6bn (2024 - £222.3bn)	LCR spot 147% (2024 - 150%)	LCR average 150% (2024 - 151%)	NSFR spot 134% (2024 - 137%)	NSFR average 136% (2024 - 137%)

The Minimum Requirements of own funds and Eligible Liabilities (MREL) ratio decreased by 60 basis points driven by a £6.9 billion increase in RWAs partially offset by a £1.2 billion increase in MREL.

MREL increased to £61.7 billion driven by a £0.9 billion increase in CET1 capital, issuance of a £0.7 billion Additional Tier 1 instrument and a €1.0 billion subordinated debt Tier 2 instrument, and redemption of a £1.0 billion subordinated debt Tier 2 instrument. There was a £0.2 billion decrease in senior unsecured debt driven by new issuances totalling £3.3 billion, offset by the redemption of a €1.5 billion debt instrument, a $1.5 billion debt instrument no longer being MREL eligible, and foreign exchange movements.

The liquidity portfolio decreased by £5.7 billion to £216.6 billion compared with Q4 2024. Primary liquidity decreased by £0.5 billion to £160.6 billion, driven by increased lending (including balances acquired from Sainsbury’s Bank) partially offset by issuances. Secondary liquidity decreased by £5.2 billion due to reduced pre-positioned collateral at the Bank of England.

		The spot Liquidity Coverage Ratio (LCR) decreased by 3% to 147%, during H1 2025, driven by increased lending (including balances acquired from Sainsbury’s Bank) partially offset by issuances.		The spot Net Stable Funding Ratio (NSFR) decreased 3% to 134% driven by increased lending (including balances acquired from Sainsbury’s Bank), partially offset by increased issuances.

NatWest Group – Form 6-K Interim Results 2025	66

Risk and capital management continued

Capital, liquidity and funding risk continued

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both NatWest Group’s minimum requirements and its MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.8%	2.4%	3.2%
Minimum Capital Requirements	6.3%	8.4%	11.2%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	1.7%	1.7%	1.7%
MDA threshold (2)	10.5%	n/a	n/a
Overall capital requirement	10.5%	12.6%	15.4%
Capital ratios at 30 June 2025	13.6%	16.7%	19.7%
Headroom (3,4)	3.1%	4.1%	4.3%

(1)	The UK countercyclical buffer (CCyB) rate is currently being maintained at 2%. This may vary in either direction in the future subject to how risks develop. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions.
(2)	Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(3)	The headroom does not reflect excess distributable capital and may vary over time.
(4)	Headroom as at 31 December 2024 was CET1 3.1%, Total Tier 1 3.9% and Total Capital 4.3%.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.6%	0.6%
Total	3.04%	3.85%

(1)	The countercyclical leverage ratio buffer is set at 35% of NatWest Group’s CCyB.

Liquidity and funding ratios

The table below summarises the minimum requirements for key liquidity and funding metrics under the PRA framework.

Type
Liquidity Coverage Ratio (LCR)	100%
Net Stable Funding Ratio (NSFR)	100%

NatWest Group – Form 6-K Interim Results 2025	67

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital and leverage ratios

The table below sets out the key capital and leverage metrics in accordance with current PRA rules.

	30 June	31 December
	2025	2024
Capital adequacy ratios (1)%		%
CET1	13.6	13.6
Tier 1	16.7	16.5
Total	19.7	19.7

RWAs	£m	£m
Credit risk	152,785	148,078
Counterparty credit risk	7,626	7,103
Market risk	5,777	6,219
Operational risk	23,959	21,821
Total RWAs	190,147	183,221

Capital	£m	£m
CET1	25,799	24,928
Tier1	31,804	30,187
Total	37,531	36,105

Leverage ratios (2)	£m	£m
Tier 1 capital	31,804	30,187
UK leverage exposure	635,551	607,799
UK leverage ratio (%)	5.0%	5.0%
UK average Tier 1 capital	31,795	29,923
UK average leverage exposure	629,158	600,354
UK average leverage ratio (%)	5.1%	5.0%

(1)	The IFRS 9 transitional capital rules in respect of ECL provisions no longer apply as of 1 January 2025. (The impact of the IFRS 9 transitional adjustments at 31 December 2024 was £33 million for CET1 capital, £33 million for total capital and £3 million RWAs. Excluding this adjustment at 31 December 2024, the CET1 ratio was 13.6%, Tier 1 capital ratio was 16.5% and the Total capital ratio was 19.7%).
(2)	The UK leverage exposure and Tier 1 capital are calculated in accordance with current PRA rules. The IFRS 9 transitional capital rules in respect of ECL no longer apply as of 1 January 2025. (Excluding the IFRS 9 transitional adjustment, the UK leverage ratio at 31 December 2024 was 5.0%).

NatWest Group – Form 6-K Interim Results 2025	68

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital and leverage ratios continued

	30 June	31 December
	2025	2024
Leverage	£m	£m
Cash and balances at central banks	90,706	92,994
Trading assets	56,706	48,917
Derivatives	73,010	78,406
Financial assets	486,305	469,599
Other assets	24,051	18,069
Total assets	730,778	707,985
Derivatives
- netting and variation margin	(69,191)	(76,101)
- potential future exposures	16,831	16,692
Securities financing transactions gross up	1,510	2,460
Other off balance sheet items	62,497	59,498
Regulatory deductions and other adjustments	(17,869)	(11,014)
Claims on central banks	(87,228)	(89,299)
Exclusion of bounce back loans	(1,777)	(2,422)
UK leverage exposure	635,551	607,799
UK leverage ratio (%)	5.0	5.0

NatWest Group – Form 6-K Interim Results 2025	69

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the half year ended 30 June 2025.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2024	24,928	5,259	5,918	36,105
Attributable profit for the period	2,488	—	—	2,488
Share buyback	(750)	—	—	(750)
Foreseeable ordinary dividends	(1,244)	—	—	(1,244)
Foreign exchange reserve	(82)	—	—	(82)
FVOCI reserve	95	—	—	95
Own credit	(4)	—	—	(4)
Share based remuneration and shares vested under employee share schemes	142	—	—	142
Goodwill and intangibles deduction	80	—	—	80
Deferred tax assets	149	—	—	149
Prudential valuation adjustments	20	—	—	20
New issues of capital instruments	—	746	823	1,569
Redemption of capital instruments	—	—	(1,000)	(1,000)
Foreign exchange movements	—	—	(54)	(54)
Adjustment under IFRS 9 transitional arrangements	(33)	—	—	(33)
Expected loss less impairment	27	—	—	27
Other movements	(17)	—	40	23
At 30 June 2025	25,799	6,005	5,727	37,531

-	For CET1 movements refer to the key points on page 66.
-	The AT1 movement reflects the £0.7 billion 7.500% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes issued in March 2025.
-	Tier 2 movements of £0.2 billion include a decrease of £1.0 billion due to the redemption of 3.622% Fixed to Fixed Rate Reset Tier 2 Notes due 2030 in May 2025 and foreign exchange movements partially offset by an increase of £0.8 billion for a €1.0 billion 3.723% Fixed to Fixed Rate Reset Tier 2 Notes 2035 issued in February 2025.
-	Within other movements for Tier 2 capital, there was an increase as a result of excess IRB provisions over expected losses in the period.

Capital generation pre-distributions

	30 June	31 December
	2025	2024
	£	£
CET1	25,799	24,928
CET1 capital pre-distributions (1)	27,793	28,920
RWAs	190,147	183,221

	%	%
CET1 ratio - opening	13.61	13.36
CET1 pre-distributions - closing	14.62	15.78
Capital generation pre-distributions (1)	1.01	2.43

(1)The calculation of capital generation pre-distributions uses CET1 capital pre-distributions. Distributions includes ordinary dividends paid, foreseeable ordinary dividends and share buybacks.

NatWest Group – Form 6-K Interim Results 2025	70

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital resources

NatWest Group’s regulatory capital is assessed against minimum requirements that are set out under the UK CRR to determine the strength of its capital base. This note shows a reconciliation of shareholders’ equity to regulatory capital.

	30 June	31 December
	2025	2024
	£m	£m
Shareholders' equity (excluding non-controlling interests)
Shareholders' equity	41,958	39,350
Other equity instruments	(6,029)	(5,280)
	35,929	34,070
Regulatory adjustments and deductions
Own credit	24	28
Defined benefit pension fund adjustment	(157)	(147)
Cash flow hedging reserve	971	1,443
Deferred tax assets	(935)	(1,084)
Prudential valuation adjustments	(210)	(230)
Goodwill and other intangible assets	(7,464)	(7,544)
Expected loss less impairment	—	(27)
Foreseeable ordinary dividends	(1,244)	(1,249)
Adjustment for trust assets (1)	(365)	(365)
Foreseeable charges (2)	(750)	—
Adjustment under IFRS 9 transitional arrangements	—	33
	(10,130)	(9,142)
CET1 capital	25,799	24,928
Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium	6,005	5,259
AT1 capital	6,005	5,259
Tier 1 capital	31,804	30,187
Qualifying Tier 2 capital
Qualifying instruments and related share premium	5,687	5,918
Other regulatory adjustments	40	—
Tier 2 capital	5,727	5,918
Total regulatory capital	37,531	36,105

(1)	Prudent deduction in respect of agreement with the pension fund to establish legal structure to remove dividend linked contribution.
(2)	For June 2025, the foreseeable charge of £750 million relates to a share buyback.

NatWest Group – Form 6-K Interim Results 2025	71

Risk and capital management continued

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL)

The following table illustrates the components of MREL in NatWest Group and operating subsidiaries.

	30 June 2025				31 December 2024
		Balance	Regulatory	MREL		Balance	Regulatory	MREL
	Par value (1)	sheet value	value	Value (2)	Par value (1)	sheet value	value	Value (2)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (3)	25.8	25.8	25.8	25.8	24.9	24.9	24.9	24.9
Tier 1 capital: end-point CRR compliant AT1
of which: NatWest Group plc (holdco)	6.0	6.0	6.0	6.0	5.3	5.3	5.3	5.3
of which: NatWest Group plc operating subsidiaries (opcos)	—	—	—	—	—	—	—	—
	6.0	6.0	6.0	6.0	5.3	5.3	5.3	5.3
Tier 1 capital: end-point CRR non-compliant
of which: holdco	—	—	—	—	—	—	—	—
of which: opcos	0.1	0.1	—	—	0.1	0.1	—	—
	0.1	0.1	—	—	0.1	0.1	—	—
Tier 2 capital: end-point CRR compliant
of which: holdco	5.7	5.6	5.7	5.7	5.9	5.7	5.9	5.9
of which: opcos	—	—	—	—	—	—	—	—
	5.7	5.6	5.7	5.7	5.9	5.7	5.9	5.9
Tier 2 capital: end-point CRR non-compliant
of which: holdco	—	—	—	—	—	—	—	—
of which: opcos	0.2	0.3	—	—	0.2	0.3	—	—
	0.2	0.3	—	—	0.2	0.3	—	—
Senior unsecured debt securities
of which: holdco	25.3	25.2	—	24.2	24.4	24.0	—	24.4
of which: opcos	36.9	36.9	—	—	33.7	33.6	—	—
	62.2	62.1	—	24.2	58.1	57.6	—	24.4
Tier 2 capital
Other regulatory adjustments	—	—	—	—	—	—	—	—

Total	100.0	99.9	37.5	61.7	94.5	93.9	36.1	60.5
RWAs				190.1				183.2
UK leverage exposure				635.6				607.8
MREL as a ratio of RWAs				32.4%				33.0%
MREL as a ratio of UK leverage exposure				9.7%				9.9%

(1)	Par value reflects the nominal value of securities issued.
(2)	MREL value reflects NatWest Group’s interpretation of the Bank of England’s approach to setting a MREL, published in December 2021 (Updating June 2018). Liabilities excluded from MREL include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The MREL calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.
(3)	Shareholders’ equity was £42 billion (2024 - £39.4 billion).

NatWest Group – Form 6-K Interim Results 2025	72

Risk and capital management continued

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL) continued

The following table illustrates the components of the stock of outstanding issuance in NatWest Group plc and its operating subsidiaries including external and internal issuances.

			NatWest				NatWest	NWM	RBS
		NatWest	Holdings	NWB	RBS	NWM	Markets	Securities	International
		Group plc	Limited	Plc	plc	Plc	N.V.	Inc. (6)	Limited (7)
		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Additional Tier 1	Externally issued	6.0	—	0.1	—	—	—	—	—
Additional Tier 1	Internally issued	—	4.4	3.8	0.5	2.1	0.2	—	0.3
		6.0	4.4	3.9	0.5	2.1	0.2	—	0.3
Tier 2	Externally issued	5.6	—	—	—	—	0.2	—	—
Tier 2	Internally issued	—	4.9	4.1	0.5	1.0	0.1	0.3	—
		5.6	4.9	4.1	0.5	1.0	0.3	0.3	—
Senior unsecured	Externally issued	25.2	—	—	—	—	—	—	—
Senior unsecured	Internally issued	—	13.0	7.3	1.0	4.6	—	—	0.3
		25.2	13.0	7.3	1.0	4.6	—	—	0.3
Total outstanding issuance		36.8	22.3	15.3	2.0	7.7	0.5	0.3	0.6

(1)	For AT1 and Tier 2, the balances are the IFRS balance sheet carrying amounts, which may differ from the amount which the instrument contributes to regulatory capital. Regulatory balances exclude, for example, issuance costs and fair value movements, while dated capital is required to be amortised on a straight-line basis over the final five years of maturity.
(2)	Balance sheet amounts reported for AT1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.
(3)	Internal issuance for NWB Plc and RBS plc represents AT1, Tier 2 or Senior unsecured issuance to NWH Ltd and for NWM N.V. and NWM SI to NWM Plc.
(4)	The balances are the IFRS balance sheet carrying amounts for Senior unsecured debt category and it does not include CP, CD and short term/medium notes issued from NatWest Group operating subsidiaries.
(5)	The above table does not include CET1 balance.
(6)	NWM Securities Inc is regulated under US broker dealer rules.
(7)	RBSI Ltd - the Resolution Regime is under development in Jersey.

NatWest Group – Form 6-K Interim Results 2025	73

Risk and capital management continued

Capital, liquidity and funding risk continued

Risk-weighted assets

The table below analyses the movement in RWAs during the period, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2024	148.1	7.1	6.2	21.8	183.2
Foreign exchange movement	(0.7)	—	—	—	(0.7)
Business movement	2.2	0.3	(0.4)	2.2	4.3
Risk parameter changes	(0.5)	—	—	—	(0.5)
Model updates	2.0	0.2	—	—	2.2
Acquisitions and disposals	1.6	—	—	—	1.6
At 30 June 2025	152.7	7.6	5.8	24.0	190.1

The table below analyses segmental RWAs.

		Private Banking			Total
	Retail	& Wealth	Commercial	Central items	NatWest
	Banking	Management	& Institutional	& other	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn
At 31 December 2024	65.5	11.0	104.7	2.0	183.2
Foreign exchange movement	—	—	(0.7)	—	(0.7)
Business movement	1.5	0.5	2.9	(0.6)	4.3
Risk parameter changes	0.1	—	(0.6)	—	(0.5)
Model updates	0.7	—	1.5	—	2.2
Acquisitions and disposals	1.6	—	—	—	1.6
At 30 June 2025	69.4	11.5	107.8	1.4	190.1
Credit risk	60.2	9.9	81.4	1.2	152.7
Counterparty credit risk	0.3	—	7.3	—	7.6
Market risk	0.2	—	5.6	—	5.8
Operational risk	8.7	1.6	13.5	0.2	24.0
Total RWAs	69.4	11.5	107.8	1.4	190.1

Total RWAs increased by £6.9 billion to £190.1 billion during the period mainly reflecting:

-	A reduction in risk-weighted assets from foreign exchange movement of £0.7 billion due to sterling appreciation versus the US dollar and depreciation versus the Euro.
-	An increase in business movements totalling £4.3 billion, driven by the annual recalculation of operational risk, an increase in credit risk due to lending growth partially offset by reductions due to active RWA management. A decrease in market risk was partially offset by an increase in counterparty credit risk.
-	A reduction in risk parameters of £0.5 billion primarily driven by movements in risk metrics within Commercial & Institutional and Retail Banking.
-	An increase in model updates of £2.2 billion, driven by CRD IV model updates within Commercial & Institutional and Retail Banking.
-	An increase in acquisitions and disposals of £1.6 billion driven by balances acquired from Sainsbury's Bank.

NatWest Group – Form 6-K Interim Results 2025	74

Risk and capital management continued

Capital, liquidity and funding risk continued

Funding sources

The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.

	30 June 2025			31 December 2024
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Bank deposits
Repos	17,996	—	17,996	11,967	—	11,967
Other bank deposits (1)	10,495	9,657	20,152	9,708	9,777	19,485
	28,491	9,657	38,148	21,675	9,777	31,452
Customer deposits
Repos	988	—	988	1,363	—	1,363
Non-bank financial institutions	53,457	10	53,467	48,761	241	49,002
Personal	231,226	2,991	234,217	231,483	2,451	233,934
Corporate	148,038	46	148,084	149,086	105	149,191
	433,709	3,047	436,756	430,693	2,797	433,490
Trading liabilities (2)
Repos (3)	33,014	897	33,911	29,752	810	30,562
Derivative collateral	11,597	—	11,597	12,509	—	12,509
Other bank customer deposits	591	280	871	627	268	895
Debt securities in issue - Medium term notes	9	242	251	20	237	257
	45,211	1,419	46,630	42,908	1,315	44,223
Other financial liabilities
Customer deposits	854	1,129	1,983	471	1,341	1,812
Debt securities in issue:
Commercial paper and certificates of deposit	11,093	298	11,391	10,889	377	11,266
Medium term notes	13,401	37,153	50,554	11,118	34,967	46,085
Covered bonds	—	749	749	—	749	749
Securitisation	—	1,263	1,263	295	880	1,175
	25,348	40,592	65,940	22,773	38,314	61,087
Subordinated liabilities	48	5,958	6,006	1,051	5,085	6,136
Total funding	532,807	60,673	593,480	519,100	57,288	576,388
Of which: available in resolution (4)			29,778			29,742

(1)	Includes £12.0 billion (31 December 2024 – £12.0 billion) relating to Term Funding Scheme with additional incentives for small and medium-sized enterprises (SME) participation.
(2)	Excludes short positions of £12.2 billion (31 December 2024 - £10.5 billion).
(3)	Comprises central & other bank repos of £9.6 billion (31 December 2024 - £7.2 billion), other financial institution repos of £20.8 billion (31 December 2024 - £20.4 billion) and other corporate repos of £3.5 billion (31 December 2024 - £3.0 billion).
(4)	Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in December 2021 (updating June 2018). The balance consists of £24.2 billion (31 December 2024 - £24.0 billion) under debt securities in issue (senior MREL) and £5.6 billion (31 December 2024 - £5.7 billion) under subordinated liabilities.

NatWest Group – Form 6-K Interim Results 2025	75

Risk and capital management continued

Capital, liquidity and funding risk continued

Liquidity portfolio

The table below shows the composition of the liquidity portfolio with primary liquidity aligned to high-quality liquid assets on a regulatory LCR basis. Secondary liquidity comprises of assets which are eligible as collateral for local central bank liquidity facilities and do not form part of the LCR eligible high-quality liquid assets. High-quality liquid assets cover both Pillar 1 and Pillar 2 risks.

	Liquidity value
	30 June 2025			31 December 2024
	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL
	Group (1)	Group (2)	Sub	Group (1)	Group (2)	Sub
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	86,589	55,027	54,353	88,617	58,313	57,523
High-quality government/MDB/PSE and GSE bonds (3)	61,527	44,580	44,580	58,818	43,275	43,275
Extremely high quality covered bonds	4,494	4,494	4,494	4,341	4,340	4,340
LCR level 1 assets	152,610	104,101	103,427	151,776	105,928	105,138
LCR level 2 Eligible Assets (4)	7,985	6,880	6,880	9,271	7,957	7,957
Primary liquidity (HQLA) (5)	160,595	110,981	110,307	161,047	113,885	113,095
Secondary liquidity	55,997	55,969	55,969	61,230	61,200	61,200
Total liquidity value	216,592	166,950	166,276	222,277	175,085	174,295

(1)	NatWest Group includes the UK Domestic Liquidity Sub-Group (UK DoLSub), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The RBSI Ltd and NWM N.V. who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(2)	NWH Group comprises UK DoLSub and NatWest Bank Europe GmbH who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3)	Multilateral development bank abbreviated to MDB, public sector entities abbreviated to PSE and government sponsored entities abbreviated to GSE.
(4)	Includes Level 2A and Level 2B.
(5)	High-quality liquid assets abbreviated to HQLA.

NatWest Group – Form 6-K Interim Results 2025	76

Risk and capital management continued

Non-traded market risk

Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Key developments

-	In the UK, the base rate reduced from 4.75% at 31 December 2024 to 4.25% at 30 June 2025.
-	At 30 June 2025, longer-term interest rates continued to reflect expectations of future cuts to the UK base rate. The five-year sterling swap rate decreased to 3.65% at the end of June 2025 from 4.05% at the end of December 2024. The ten-year sterling swap rate also decreased, to 3.98% from 4.07% over the same period.
-	The structural hedge notional decreased by £1 billion to £193 billion from £194 billion, reflecting relatively stable deposits in the first half of the year.
-	The one-year positive sensitivity of net interest earnings to an upward 25-basis-point parallel shift in all yield curves reduced slightly, to £158 million at 30 June 2025 from £162 million at 31 December 2024. The adverse sensitivity to a downward 25-basis-point parallel shift was also broadly stable at £176 million at 30 June 2025 compared to £183 million at 31 December 2024.
-	Sterling strengthened against the US dollar and weakened against the euro over the period. Against the dollar, sterling was 1.37 at 30 June 2025 compared to 1.25 at 31 December 2024. Against the euro, it was 1.17 at 30 June 2025 compared to 1.20 at 31 December 2024. Structural foreign currency exposures (excluding Additional Tier 1 economic hedges) of £2.3 billion at 30 June 2025, in sterling-equivalent nominal terms, were stable compared to 31 December 2024.

Non-traded internal VaR (1-day 99%)

The following table shows one-day internal banking book Value-at-Risk (VaR) at a 99% confidence level, split by risk type.

	Half year ended
	30 June 2025				30 June 2024				31 December 2024
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	4.7	6.3	2.7	2.8	24.1	28.2	17.6	17.6	10.3	17.4	4.0	4.0
Credit spread	49.1	53.8	41.4	48.8	55.6	60.2	50.7	50.7	48.0	50.0	45.3	48.4
Structural foreign exchange rate	6.4	7.1	6.0	7.1	9.2	12.3	7.1	12.3	6.7	8.0	5.1	6.3
Equity	7.1	7.8	6.1	7.8	9.3	10.3	8.2	8.2	7.8	8.1	7.6	7.7
Pipeline risk (1)	3.8	5.9	0.6	3.1	5.9	12.7	3.4	12.7	11.2	17.3	5.3	6.1
Diversification (2)	(21.8)	—	—	(19.2)	(41.1)	—	—	(39.7)	(29.7)	—	—	(23.4)
Total	49.3	51.8	42.6	50.4	63.0	73.8	52.9	61.8	54.3	57.8	49.1	49.1

(1)	Pipeline risk is the risk of loss arising from Personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.
(2)	NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.
-	Total non-traded VaR increased slightly after April 2025 due to global tariff-related volatility. However, on an average basis, it was overall lower in H1 2025 than in 2024.
-	Average interest rate VaR decreased in H1 2025, reflecting action taken to manage down interest rate repricing mismatches across customer products.
-	Average pipeline VaR also decreased. This reflected changes in the assumptions applied to customer behaviour through the fixed-rate mortgage application process, which more closely aligned NatWest Group’s estimates of future customer completions to pipeline hedging activity.

NatWest Group – Form 6-K Interim Results 2025	77

Risk and capital management continued

Non-traded market risk continued

Structural hedging

NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising current accounts and instant access savings, as well as its equity and reserves. A proportion of these balances are hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages) or by using interest rate swaps, which are generally booked as cash flow hedges of floating-rate assets, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure, NatWest Group allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution for management purposes, to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in NatWest Group’s equity capital.

The table below shows hedge income, total yield, incremental income and the period-end and average notional balances allocated to equity and products in respect of the structural hedges managed by NatWest Group. Hedge income represents the fixed leg of the hedge. Incremental income represents the difference between hedge income and short-term cash rates. For example, the sterling overnight index average (SONIA) is used to estimate incremental income from sterling structural hedges.

	Half year ended
	30 June 2025					30 June 2024					31 December 2024
			Period					Period					Period
	Incremental	Hedge	-end	Average	Total	Incremental	Hedge	-end	Average	Total	Incremental	Hedge	-end	Average	Total
	income	income	notional	notional	yield	income	income	notional	notional	yield	income	income	notional	notional	yield
	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%
Equity	(262)	216	22	22	2.01	(364)	218	22	22	1.95	(330)	222	22	22	1.99
Product	(1,831)	1,900	172	171	2.24	(3,184)	1,392	175	176	1.58	(2,622)	1,647	172	172	1.90
Total	(2,093)	2,116	194	193	2.21	(3,548)	1,610	197	198	1.62	(2,952)	1,869	194	194	1.91

Equity structural hedges refer to income allocated primarily to equity and reserves. At 30 June 2025, the equity structural hedge notional was allocated between NWH Group and NWM Group in a ratio of approximately 79%/21% respectively.

Product structural hedges refer to income allocated to customer products, mainly current accounts and customer deposits in Commercial & Institutional, Retail Banking and Private Banking & Wealth Management.

At 30 June 2025, approximately 95% by notional of total structural hedges were sterling-denominated.

NatWest Group – Form 6-K Interim Results 2025	78

Risk and capital management continued

Non-traded market risk continued

Sensitivity of net interest earnings

Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed margin products do not always match changes in market rates of interest or central bank policy rates.

Earnings sensitivity is derived from a market-implied forward rate curve, which will incorporate expected changes in central bank policy rates such as the Bank of England base rate. A simple scenario is shown that projects forward earnings based on the 30 June 2025 balance sheet, which is assumed to remain constant. An earnings projection is derived from the market-implied curve, which is then subject to interest rate shocks. The difference between the market-implied projection and the shock gives an indication of underlying sensitivity to interest rate movements.

Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income.

The table below shows the sensitivity of net interest earnings - for both structural hedges and managed margin products - on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points.

	+25 basis points upward shift			-25 basis points downward shift
	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3
30 June 2025	£m	£m	£m	£m	£m	£m
Structural hedges	40	125	213	(40)	(125)	(213)
Managed margin	118	101	116	(136)	(97)	(98)
Total	158	226	329	(176)	(222)	(311)

31 December 2024
Structural hedges	41	125	212	(41)	(125)	(212)
Managed margin	121	116	124	(142)	(120)	(125)
Total	162	241	336	(183)	(245)	(337)

(1)	Earnings sensitivity considers only the main drivers, namely structural hedging and managed margin products.

The following table presents the one-year sensitivity to upward and downward 25-basis-point and 100-basis-point shifts in the yield curve, analysed by currency.

	Shifts in yield curve
	30 June 2025				31 December 2024
	+25 basis	-25 basis	+100 basis	-100 basis	+25 basis	-25 basis	+100 basis	-100 basis
	points	points	points	points	points	points	points	points
	£m	£m	£m	£m	£m	£m	£m	£m
Euro	14	(12)	56	(53)	11	(7)	38	(43)
Sterling	130	(149)	501	(615)	131	(155)	531	(646)
US dollar	12	(12)	46	(51)	15	(16)	63	(71)
Other	2	(3)	11	(9)	5	(5)	19	(17)
Total	158	(176)	614	(728)	162	(183)	651	(777)

NatWest Group – Form 6-K Interim Results 2025	79

Risk and capital management continued

Non-traded market risk continued

Foreign exchange risk

The table below shows structural foreign currency exposures.

			Structural foreign		Residual
	Net investments in	Net investment	currency exposures	Economic	structural foreign
	foreign operations	hedges	pre-economic hedges	hedges (1)	currency exposures
30 June 2025	£m	£m	£m	£m	£m
US dollar	1,716	(401)	1,315	(1,315)	—
Euro	4,321	(2,515)	1,806	—	1,806
Other non-sterling	867	(375)	492	—	492
Total	6,904	(3,291)	3,613	(1,315)	2,298

31 December 2024
US dollar	1,826	(598)	1,228	(1,228)	—
Euro	4,162	(2,351)	1,811	—	1,811
Other non-sterling	874	(372)	502	—	502
Total	6,862	(3,321)	3,541	(1,228)	2,313

(1)	Economic hedges of US dollar net investments in foreign operations represent US dollar equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available.
-	Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.2 billion in equity, respectively.

NatWest Group – Form 6-K Interim Results 2025	80

Risk and capital management continued

Traded market risk

Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices.

Traded VaR (1-day 99%)

The table below shows one-day internal value-at-risk (VaR) for NatWest Group’s trading portfolios, split by exposure type.

	Half year ended
	30 June 2025				30 June 2024				31 December 2024
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	3.6	5.4	2.2	4.1	6.7	12.0	3.6	6.6	6.5	12.1	3.0	3.8
Credit spread	5.3	7.2	4.0	4.6	8.1	10.1	6.7	7.6	7.3	9.6	5.6	5.6
Currency	1.5	4.0	—	0.8	2.1	6.7	0.8	1.9	1.9	5.8	0.5	1.3
Equity	—	0.1	—	0.1	0.1	0.1	0.1	0.1	0.1	0.3	—	—
Diversification (1)	(3.9)	—	—	(4.0)	(6.8)	—	—	(5.5)	(5.8)	—	—	(5.4)
Total	6.5	9.7	4.3	5.6	10.2	16.2	7.0	10.7	10.0	16.1	5.3	5.3

(1)	NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.
-	Both interest rate VaR and credit spread VaR decreased on an average basis.
-	This reflects the period of higher market volatility in H2 2022 rolling out of the VaR calculation window.

Pension risk

On 12 June 2025, the Trustee of the Main section of the NatWest Group Pension Fund entered into a buy-in transaction with a third-party insurer for some of its liabilities. This is an insurance policy that gives the Fund protection against demographic and investment risks, so improves the security of member benefits. The transaction did not affect the 2025 statement of comprehensive income because the net pension asset was limited to zero due to the impact of the asset ceiling.

NatWest Group – Form 6-K Interim Results 2025	81

Condensed consolidated income statement

for the period ended 30 June 2025 (unaudited)

	Half year ended
	30 June	30 June
	2025	2024
	£m	£m
Interest receivable	12,673	12,290
Interest payable	(6,553)	(6,882)
Net interest income	6,120	5,408
Fees and commissions receivable	1,608	1,567
Fees and commissions payable	(368)	(348)
Trading income	575	350
Other operating income	50	157
Non-interest income	1,865	1,726
Total income	7,985	7,134
Staff costs	(2,129)	(2,147)
Premises and equipment	(587)	(579)
Other administrative expenses	(745)	(823)
Depreciation and amortisation	(557)	(508)
Operating expenses	(4,018)	(4,057)
Profit before impairment losses	3,967	3,077
Impairment losses	(382)	(48)
Operating profit before tax	3,585	3,029
Tax charge	(910)	(801)
Profit from continuing operations	2,675	2,228
Profit from discontinued operations, net of tax	—	11
Profit for the period	2,675	2,239

Attributable to:
Ordinary shareholders	2,488	2,099
Paid-in equity holders	186	129
Non-controlling interests	1	11
	2,675	2,239

Earnings per ordinary share - continuing operations	30.9p	24.1p
Earnings per ordinary share - discontinued operations	—	0.1p
Total earnings per share attributable to ordinary shareholders - basic	30.9p	24.2p
Earnings per ordinary share - fully diluted continuing operations	30.5p	23.9p
Earnings per ordinary share - fully diluted discontinued operations	—	0.1p
Total earnings per share attributable to ordinary shareholders - fully diluted	30.5p	24.0p

NatWest Group – Form 6-K Interim Results 2025	82

Condensed consolidated statement of comprehensive income

for the period ended 30 June 2025 (unaudited)

	Half year ended
	30 June	30 June
	2025	2024
	£m	£m
Profit for the period	2,675	2,239
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of retirement benefit schemes	9	(60)
Changes in fair value of financial liabilities designated at fair value through profit or loss (FVTPL) due to changes in credit risk	(1)	(26)
Fair value through other comprehensive income (FVOCI) financial assets	49	(33)
Tax	(2)	44
	55	(75)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
FVOCI financial assets	63	41
Cash flow hedges (1)	658	121
Currency translation	(95)	(42)
Tax	(192)	(57)
	434	63
Other comprehensive income/(losses) after tax	489	(12)
Total comprehensive income for the period	3,164	2,227

Attributable to:
Ordinary shareholders	2,977	2,087
Paid-in equity holders	186	129
Non-controlling interests	1	11
	3,164	2,227

(1)	Refer to footnote 2 of the condensed consolidated statement of changes in equity.

NatWest Group – Form 6-K Interim Results 2025	83

Condensed consolidated balance sheet

as at 30 June 2025 (unaudited)

	30 June	31 December
	2025	2024
	£m	£m
Assets
Cash and balances at central banks	90,706	92,994
Trading assets	56,706	48,917
Derivatives	73,010	78,406
Settlement balances	8,214	2,085
Loans to banks - amortised cost	7,378	6,030
Loans to customers - amortised cost	407,135	400,326
Other financial assets	71,792	63,243
Intangible assets	7,513	7,588
Other assets	8,324	8,396
Total assets	730,778	707,985

Liabilities
Bank deposits	38,148	31,452
Customer deposits	436,756	433,490
Settlement balances	9,546	1,729
Trading liabilities	58,845	54,714
Derivatives	65,983	72,082
Other financial liabilities	65,940	61,087
Subordinated liabilities	6,006	6,136
Notes in circulation	3,287	3,316
Other liabilities	4,291	4,601
Total liabilities	688,802	668,607

Equity
Ordinary shareholders' interests	35,929	34,070
Other owners' interests	6,029	5,280
Owners’ equity	41,958	39,350
Non-controlling interests	18	28
Total equity	41,976	39,378

Total liabilities and equity	730,778	707,985

NatWest Group – Form 6-K Interim Results 2025	84

Condensed consolidated statement of changes in equity

for the period ended 30 June 2025 (unaudited)

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained	Fair	Cash flow	Foreign		owners’	controlling	Total
	share premium	equity	reserves (1)	earnings	value	hedging (2,3)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	10,133	5,280	2,350	11,426	(103)	(1,443)	826	10,881	39,350	28	39,378
Profit attributable to ordinary shareholders and other equity owners
- continuing operations	—	—	—	2,674	—	—	—	—	2,674	1	2,675
- discontinued operations	—	—	—	—	—	—	—	—	—	—	—

Other comprehensive income
Realised losses in period on FVOCI equity shares	—	—	—	(2)	2	—	—	—	—	—	—
Remeasurement of retirement benefit schemes	—	—	—	9	—	—	—	—	9	—	9
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk	—	—	—	(1)	—	—	—	—	(1)	—	(1)
Unrealised gains	—	—	—	—	116	—	—	—	116	—	116
Amounts recognised in equity	—	—	—	—	—	102	—	—	102	—	102
Retranslation of net assets	—	—	—	—	—	—	(55)	—	(55)	—	(55)
Losses on hedges of net assets	—	—	—	—	—	—	(40)	—	(40)	—	(40)
Amount transferred from equity to earnings (3)	—	—	—	—	(4)	556	—	—	552	—	552
Tax	—	—	—	(2)	(19)	(186)	13	—	(194)	—	(194)
Total comprehensive income/(losses)	—	—	—	2,678	95	472	(82)	—	3,163	1	3,164

Transactions with owners
Ordinary share dividends paid	—	—	—	(1,250)	—	—	—	—	(1,250)	—	(1,250)
Paid in equity dividends	—	—	—	(186)	—	—	—	—	(186)	—	(186)
Securities issued (4)	—	749	—	—	—	—	—	—	749	—	749
Purchase of non-controlling interest	—	—	—	(10)	—	—	—	—	(10)	(11)	(21)
Shares repurchased during the period	—	—	—	—	—	—	—	—	—	—	—
Employee share schemes	—	—	—	32	—	—	—	—	32	—	32
Shares vested under employee share schemes	—	—	121	—	—	—	—	—	121	—	121
Share-based remuneration	—	—	—	(11)	—	—	—	—	(11)	—	(11)
At 30 June 2025	10,133	6,029	2,471	12,679	(8)	(971)	744	10,881	41,958	18	41,976

For the notes to this table, refer to the following page.

NatWest Group – Form 6-K Interim Results 2025	85

Condensed consolidated statement of changes in equity

for the period ended 30 June 2025 (unaudited) continued

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained	Fair	Cash flow	Foreign		owners’	controlling	Total
	share premium	equity	reserves (1)	earnings	value	hedging (2,3)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	10,844	3,890	2,004	10,645	(49)	(1,899)	841	10,881	37,157	31	37,188
Profit attributable to ordinary shareholders and other equity owners
- continuing operations	—	—	—	2,217	—	—	—	—	2,217	11	2,228
- discontinued operations	—	—	—	11	—	—	—	—	11	—	11

Other comprehensive income
Realised gains in period on FVOCI equity shares	—	—	—	2	(2)	—	—	—	—	—	—
Remeasurement of retirement benefit schemes	—	—	—	(60)	—	—	—	—	(60)	—	(60)
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk	—	—	—	(26)		—	—	—	(26)	—	(26)
Unrealised gains	—	—	—	—	1	—	—	—	1	—	1
Amounts recognised in equity	—	—	—	—	—	(559)	—	—	(559)	—	(559)
Retranslation of net assets	—	—	—	—	—	—	(118)	—	(118)	—	(118)
Gains on hedges of net assets	—	—	—	—	—	—	79	—	79	—	79
Amount transferred from equity to earnings (3)	—	—	—	—	7	680	(3)	—	684	—	684
Tax	—	—	—	32	—	(34)	(11)	—	(13)	—	(13)
Total comprehensive income/(losses)	—	—	—	2,176	6	87	(53)	—	2,216	11	2,227

Transactions with owners
Ordinary share dividends paid	—	—	—	(1,008)	—	—	—	—	(1,008)	—	(1,008)
Paid in equity dividends	—	—	—	(129)	—	—	—	—	(129)	—	(129)
Securities issued (4)	—	800	—	—	—	—	—	—	800	—	800
Purchase of non-controlling interest	—	—	—	—	—	—	—	—	—	—	—
Shares repurchased during the period (5,6)	(411)	—	411	(1,118)	—	—	—	—	(1,118)	—	(1,118)
Employee share schemes	—	—	—	(8)	—	—	—	—	(8)	—	(8)
Shares vested under employee share schemes	—	—	128	—	—	—	—	—	128	—	128
Share-based remuneration	—	—	—	23	—	—	—	—	23	—	23
Own shares acquired	—	—	(540)	—	—	—	—	—	(540)	—	(540)
At 30 June 2024	10,433	4,690	2,003	10,581	(43)	(1,812)	788	10,881	37,521	42	37,563

(1)	Other statutory reserves consist of Capital redemption reserves of £3,218 million (2024 - £2,918 million) and Own shares held reserves of £747 million (2024 - £915 million).
(2)	The change in the cash flow hedging reserve is driven by realised accrued interest transferred to the income statement and a decrease in swap rates in the longer tenors in the year, where the portfolio of swaps are net receive fixed from an interest rate risk perspective.
(3)	The amount transferred from equity to the income statement is mostly recorded within net interest income mainly within loans to banks and customers – amortised cost, balances at central banks, bank deposits and customer deposits.
(4)	The issuance above is after netting of issuance fees of £1.6 million, and the associated tax credit of £0.4 million.
(5)	As part of the Share Buyback Programmes NatWest Group plc repurchased and cancelled 161.9 million shares in 2024. The total consideration of these shares excluding fees was £410.8 million. Included in the retained earnings reserve movement is 2.3 million shares which were repurchased and cancelled in December 2023, settled in January 2024 for a total consideration of £4.9 million. The nominal value of the share cancellations was transferred to the capital redemption reserve. There were no Buyback programmes in 2025.
(6)	In June 2024, there was an agreement to buy 392.4 million ordinary shares of the Company from His Majesty’s Treasury (HM Treasury) at 316.2 pence per share for total consideration of £1.2 billion. NatWest Group cancelled 222.4 million of the purchased ordinary shares, amounting to £706.9 million excluding fees and held the remaining 170.0 million shares as Own Shares Held, amounting to £540.2 million excluding fees. The nominal value of the share cancellation was transferred to the capital redemption reserve. There were no repurchases in 2025.

NatWest Group – Form 6-K Interim Results 2025	86

Condensed consolidated cash flow statement

for the period ended 30 June 2025 (unaudited)

	Half year ended
	30 June	30 June
	2025	2024
	£m	£m
Cash flows from operating activities
Operating profit before tax from continuing operations	3,585	3,029
Operating profit before tax from discontinued operations	—	11
Adjustments for non-cash and other items	350	2,284
Net cash flows from trading activities	3,935	5,324
Changes in operating assets and liabilities	2,088	9,625
Net cash flows from operating activities before tax	6,023	14,949
Income taxes paid	(906)	(877)
Net cash flows from operating activities	5,117	14,072
Net cash flows from investing activities	(7,896)	(1,524)
Net cash flows from financing activities	418	(2,350)
Effects of exchange rate changes on cash and cash equivalents	391	(778)
Net (decrease)/increase in cash and cash equivalents	(1,970)	9,420
Cash and cash equivalents at beginning of period	104,845	118,824
Cash and cash equivalents at end of period	102,875	128,244

NatWest Group – Form 6-K Interim Results 2025	87

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements should be read in conjunction with the NatWest Group plc 2024 Annual Report on Form 20-F. The accounting policies are the same as those applied in the consolidated financial statements.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved and in accordance with IAS 34 Interim Financial Reporting, as adopted by the UK and as issued by the International Accounting Standards Board (IASB), and the Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority.

2. Net interest income

	Half year ended
	30 June	30 June
	2025	2024
Continuing operations	£m	£m
Balances at central banks and loans to banks - amortised cost	1,769	2,070
Loans to customers - amortised cost	9,412	8,924
Other financial assets	1,492	1,296
Interest receivable	12,673	12,290

Bank deposits	854	695
Customer deposits	3,918	4,151
Other financial liabilities	1,579	1,799
Subordinated liabilities	202	237
Interest payable	6,553	6,882

Net interest income	6,120	5,408

NatWest Group – Form 6-K Interim Results 2025	88

Notes continued

3. Non-interest income

	Half year ended
	30 June	30 June
	2025	2024
Continuing operations	£m	£m
Net fees and commissions (1)	1,240	1,219

Foreign exchange	232	140
Interest rate (2)	281	298
Credit	57	(82)
Changes in fair value of own debt and derivative liabilities attributable to own credit risk - debt securities in issue	3	(7)
Equities, commodities and other	2	1
Income from trading activities	575	350

Rental income on operating lease assets and investment property	108	116
Changes in fair value of financial assets and liabilities designated at FVTPL (3)	(85)	(43)
Changes in fair value of other financial assets and liabilities designated at FVTPL	22	58
Hedge ineffectiveness	(13)	12
Share of profit of associated entities	14	9
Other income	4	5
Other operating income	50	157

Non-interest income	1,865	1,726

(1)	Refer to Note 5 for further analysis.
(2)	Includes fair value changes on derivatives not designated in a hedge accounting relationship, and gains and losses from structural hedges.
(3)	Includes related derivatives.

NatWest Group – Form 6-K Interim Results 2025	89

Notes continued

4. Operating expenses

	Half year ended
	30 June	30 June
	2025	2024
Continuing operations	£m	£m
Salaries	1,237	1,254
Bonus awards	271	223
Temporary and contract costs	79	80
Social security costs	207	187
Pension costs	173	169
- defined benefit schemes	52	59
- defined contribution schemes	121	110
Other	162	234
Staff costs	2,129	2,147

Premises and equipment	587	579
Depreciation and amortisation (1)	557	508
Other administrative expenses	745	823
Administrative expenses	1,889	1,910
Operating expenses	4,018	4,057

(1)	Includes depreciation on right of use assets of £47 million (30 June 2024- £53 million).

NatWest Group – Form 6-K Interim Results 2025	90

Notes continued

5. Segmental analysis

The business is organised into the following reportable segments: Retail Banking, Private Banking & Wealth Management, Commercial & Institutional and Central items & other.

Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management.

Analysis of operating profit/(loss) before tax

The following tables provide a segmental analysis of operating profit/(loss) before tax by the main income statement captions.

		Private Banking &
	Retail	Wealth	Commercial &	Central items &
	Banking	Management	Institutional	other	Total
Half year ended 30 June 2025	£m	£m	£m	£m	£m
Continuing operations
Net interest income	2,922	363	2,955	(120)	6,120
Net fees and commissions	213	159	865	3	1,240
Other non-interest income	(1)	17	469	140	625
Total income	3,134	539	4,289	23	7,985
Depreciation and amortisation	—	—	(71)	(486)	(557)
Other operating expenses	(1,423)	(359)	(2,080)	401	(3,461)
Impairment losses	(226)	(1)	(154)	(1)	(382)
Operating profit/(loss)	1,485	179	1,984	(63)	3,585

Half year ended 30 June 2024
Continuing operations
Net interest income	2,475	285	2,543	105	5,408
Net fees and commissions	211	142	866	—	1,219
Other non-interest income	4	17	391	95	507
Total income	2,690	444	3,800	200	7,134
Depreciation and amortisation	(1)	—	(76)	(431)	(508)
Other operating expenses	(1,469)	(356)	(2,074)	350	(3,549)
Impairment (losses)/releases	(122)	11	57	6	(48)
Operating profit	1,098	99	1,707	125	3,029

NatWest Group – Form 6-K Interim Results 2025	91

Notes continued

5. Segmental analysis continued

Total revenue (1)

		Private Banking &
	Retail	Wealth	Commercial &	Central items &
	Banking	Management	Institutional	other	Total
Half year ended 30 June 2025	£m	£m	£m	£m	£m
Continuing operations
External	4,916	617	6,729	2,644	14,906
Inter-segmental	6	774	(794)	14	—
Total	4,922	1,391	5,935	2,658	14,906

Half year ended 30 June 2024
Continuing operations
External	4,331	614	7,072	2,347	14,364
Inter-segmental	7	715	(936)	214	—
Total	4,338	1,329	6,136	2,561	14,364

(1)	Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.

Total assets and liabilities

		Private Banking &
	Retail	Wealth	Commercial &	Central items &
	Banking	Management	Institutional	other	Total
30 June 2025	£m	£m	£m	£m	£m
Assets	238,616	29,077	414,911	48,174	730,778
Liabilities	200,513	41,604	381,220	65,465	688,802

31 December 2024
Assets	232,835	28,593	398,750	47,807	707,985
Liabilities	198,795	42,603	367,342	59,867	668,607

NatWest Group – Form 6-K Interim Results 2025	92

Notes continued

5. Segmental analysis continued

Analysis of net fees and commissions

		Private Banking
	Retail	& Wealth	Commercial	Central items
	Banking	Management	& Institutional	& other	Total
Half year ended 30 June 2025	£m	£m	£m	£m	£m
Continuing operations
Fees and commissions receivable
- Payment services	176	20	355	—	551
- Credit and debit card fees	203	10	133	—	346
- Lending and financing	8	4	370	—	382
- Brokerage	19	5	28	—	52
- Investment management, trustee and fiduciary services	1	126	25	10	162
- Underwriting fees	—	—	88	—	88
- Other	5	2	28	(8)	27
Total	412	167	1,027	2	1,608
Fees and commissions payable	(199)	(8)	(162)	1	(368)
Net fees and commissions	213	159	865	3	1,240

Half year ended 30 June 2024
Continuing operations
Fees and commissions receivable
- Payment services	165	20	335	—	520
- Credit and debit card fees	196	6	130	2	334
- Lending and financing	9	3	372	—	384
- Brokerage	17	4	21	—	42
- Investment management, trustee and fiduciary services	1	113	24	9	147
- Underwriting fees	—	—	93	—	93
- Other	4	6	52	(15)	47
Total	392	152	1,027	(4)	1,567
Fees and commissions payable	(181)	(10)	(161)	4	(348)
Net fees and commissions	211	142	866	—	1,219

NatWest Group – Form 6-K Interim Results 2025	93

Notes continued

6. Tax

The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 25% (2024 – 25)%, as analysed below:

	Half year ended
	30 June	30 June
	2025	2024
Continuing operations	£m	£m
Profit before tax	3,585	3,029

Expected tax charge	(896)	(757)
Losses and temporary differences in period where no deferred tax assets recognised	(4)	(10)
Foreign profits taxed at other rates	21	17
Items not allowed for tax:
- losses on disposals and write-downs	5	(9)
- UK bank levy	(17)	(16)
- regulatory and legal actions	(16)	(3)
- other disallowable items	(14)	(17)
Non-taxable items:
- RPI-related uplift on index-linked gilts	9	18
- other non-taxable items	15	4
Taxable foreign exchange movements	(3)	2
Unrecognised losses bought forward and utilised	18	12
Net increase in the carrying value of deferred tax assets in respect of UK losses	26	—
Banking surcharge	(95)	(81)
Pillar 2 top-up tax	—	(11)
Tax on paid-in equity dividends	40	33
Adjustments in respect of prior years	1	17
Actual tax charge	(910)	(801)

At 30 June 2025, NatWest Group has recognised a deferred tax asset of £1,521 million (31 December 2024 - £1,876 million) and a deferred tax liability of £92 million (31 December 2024 - £99 million). These amounts include deferred tax assets recognised in respect of trading losses of £953 million (31 December 2024 - £1,106 million). NatWest Group has considered the carrying value of these assets as at 30 June 2025 and concluded that they are recoverable.

NatWest Group – Form 6-K Interim Results 2025	94

Notes continued

7. Financial instruments - classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

				Amortised	Other
	MFVTPL	DFV	FVOCI	cost	assets	Total
Assets	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	—	—	—	90,706	—	90,706
Trading assets	56,706	—	—	—	—	56,706
Derivatives (1)	73,010	—	—	—	—	73,010
Settlement balances	—	—	—	8,214	—	8,214
Loans to banks - amortised cost (2)	—	—	—	7,378	—	7,378
Loans to customers - amortised cost (3)	—	—	—	407,135	—	407,135
Other financial assets	651	5	43,132	28,004	—	71,792
Intangible assets	—	—	—	—	7,513	7,513
Other assets	—	—	—	—	8,324	8,324
30 June 2025	130,367	5	43,132	541,437	15,837	730,778

Cash and balances at central banks	—	—	—	92,994	—	92,994
Trading assets	48,917	—	—	—	—	48,917
Derivatives (1)	78,406	—	—	—	—	78,406
Settlement balances	—	—	—	2,085	—	2,085
Loans to banks - amortised cost (2)	—	—	—	6,030	—	6,030
Loans to customers - amortised cost (3)	—	—	—	400,326	—	400,326
Other financial assets	798	5	37,843	24,597	—	63,243
Intangible assets	—	—	—	—	7,588	7,588
Other assets	—	—	—	—	8,396	8,396
31 December 2024	128,121	5	37,843	526,032	15,984	707,985

For the notes to this table refer to the following page.

NatWest Group – Form 6-K Interim Results 2025	95

Notes continued

7. Financial instruments - classification continued

			Amortised	Other
	Held-for-trading	DFV	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m
Bank deposits (4)	—	—	38,148	—	38,148
Customer deposits	—	—	436,756	—	436,756
Settlement balances	—	—	9,546	—	9,546
Trading liabilities	58,845	—	—	—	58,845
Derivatives (1)	65,983	—	—	—	65,983
Other financial liabilities (5)	—	3,927	62,013	—	65,940
Subordinated liabilities	—	234	5,772	—	6,006
Notes in circulation	—	—	3,287	—	3,287
Other liabilities (6)	—	—	626	3,665	4,291
30 June 2025	124,828	4,161	556,148	3,665	688,802

Bank deposits (4)	—	—	31,452	—	31,452
Customer deposits	—	—	433,490	—	433,490
Settlement balances	—	—	1,729	—	1,729
Trading liabilities	54,714	—	—	—	54,714
Derivatives (1)	72,082	—	—	—	72,082
Other financial liabilities (5)	—	3,548	57,539	—	61,087
Subordinated liabilities	—	234	5,902	—	6,136
Notes in circulation	—	—	3,316	—	3,316
Other liabilities (6)	—	—	684	3,917	4,601
31 December 2024	126,796	3,782	534,112	3,917	668,607

(1)	Includes net hedging derivative assets of £317 million (31 December 2024 - £118 million) and net hedging derivative liabilities of £460 million (31 December 2024 - £464 million).
(2)	Includes items in the course of collection from other banks of £787 million (31 December 2024 - £59 million).
(3)	Includes finance lease receivables of £9,056 million (31 December 2024 - £8,998 million).
(4)	Includes items in the course of transmission to other banks of £404 million (31 December 2024 - £136 million).
(5)	The carrying amount of other customer accounts designated at fair value through profit or loss is the same as the principal amount for both periods. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively.
(6)	Includes lease liabilities of £563 million (31 December 2024 - £630 million), held at amortised cost.

NatWest Group – Form 6-K Interim Results 2025	96

Notes continued

8. Financial instruments - valuation

Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the NatWest Group plc 2024 Annual Report on Form 20-F. Valuation, sensitivity methodologies and inputs at 30 June 2025 are consistent with those described in Note 10 to the financial statements in the NatWest Group plc 2024 Annual Report on Form 20-F.

Fair value hierarchy

The table below shows the assets and liabilities held by NatWest Group split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgment and hence carry the most significant price uncertainty.

	30 June 2025				31 December 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	—	34,936	243	35,179	—	34,761	278	35,039
Securities	16,289	5,238	—	21,527	8,772	5,106	—	13,878
Derivatives
Interest rate	—	34,582	446	35,028	—	37,026	473	37,499
Foreign exchange	—	37,749	149	37,898	—	40,687	110	40,797
Other	—	42	42	84	—	63	47	110
Other financial assets
Loans	—	38	527	565	—	288	565	853
Securities	25,936	17,111	176	43,223	23,943	13,641	209	37,793
Total financial assets held at fair value	42,225	129,696	1,583	173,504	32,715	131,572	1,682	165,969
As a % of total fair value assets	24%	75%	1%	—	20%	79%	1%	—

Liabilities
Trading liabilities
Deposits	—	46,379	—	46,379	—	43,966	—	43,966
Debt securities in issue	—	251	—	251	—	257	—	257
Short positions	9,749	2,465	1	12,215	8,766	1,724	1	10,491
Derivatives
Interest rate	—	28,114	203	28,317	—	31,253	279	31,532
Foreign exchange	—	37,420	76	37,496	—	40,240	66	40,306
Other	—	107	63	170	—	124	120	244
Other financial liabilities
Debt securities in issue	—	1,942	3	1,945	—	1,733	3	1,736
Other deposits	—	1,930	52	1,982	—	1,787	25	1,812
Subordinated liabilities	—	234	—	234	—	234	—	234
Total financial liabilities held at fair value	9,749	118,842	398	128,989	8,766	121,318	494	130,578
As a % of total fair value liabilities	8%	92%	0%	—	7%	93%	0%	—

(1)	Level 1 - Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.

Level 2 - Instruments valued using valuation techniques that have observable inputs. Observable inputs are those that are readily available with limited adjustments required. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products - including CLOs, most bank loans, repos and reverse repos, state and municipal obligations, most notes issued, certain money market securities, loan commitments and most OTC derivatives.

Level 3 - Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Examples include non-derivative instruments which trade infrequently, certain syndicated and commercial mortgage loans, private equity, and derivatives with unobservable model inputs.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred.
(3)	For an analysis of debt securities held at mandatory fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Risk and capital management – Credit risk.

NatWest Group – Form 6-K Interim Results 2025	97

Notes continued

8. Financial instruments – valuation continued

Valuation adjustments

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below. For further information refer to the descriptions of valuation adjustments within ‘Financial instruments – valuation’ on page 220 of the NatWest Group plc 2024 Annual Report on Form 20-F.

	30 June	31 December
	2025	2024
	£m	£m
Funding - FVA	125	123
Credit - CVA	188	190
Bid - Offer	77	76
Product and deal specific	139	157
Total	529	546

-	Valuation reserves comprising credit valuation adjustments (CVA), funding valuation adjustment (FVA), bid-offer and product and deal specific reserves, decreased to £529 million at 30 June 2025 (31 December 2024 – £546 million).
-	The decrease in product and deal specific was driven by the amortisation of deferred trade inception profits partially offset by new trading activity.

NatWest Group – Form 6-K Interim Results 2025	98

Notes continued

8. Financial instruments – valuation continued

Level 3 sensitivities

The table below shows the favourable and unfavourable range of fair value of the level 3 assets and liabilities.

	30 June 2025			31 December 2024
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	243	—	—	278	—	—
Securities	—	—	—	—	—	—
Derivatives
Interest rate	446	20	(20)	473	20	(20)
Foreign exchange	149	10	(10)	110	—	—
Other	42	—	—	47	—	—
Other financial assets
Loans	527	10	(10)	565	—	(10)
Securities	176	20	(20)	209	20	(30)
Total financial assets held at fair value	1,583	60	(60)	1,682	40	(60)

Liabilities
Trading liabilities
Deposits	—	—	—	—	—	—
Short positions	1	—	—	1	—	—
Derivatives
Interest rate	203	10	(10)	279	10	(10)
Foreign exchange	76	—	—	66	—	—
Other	63	—	—	120	10	(10)
Other financial liabilities
Debt securities in issue	3	—	—	3	—	—
Other deposits	52	10	(20)	25	10	(20)
Total financial liabilities held at fair value	398	20	(30)	494	30	(40)

Alternative assumptions

Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information considering consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

NatWest Group – Form 6-K Interim Results 2025	99

Notes continued

8. Financial instruments – valuation continued

Movement in level 3 assets and liabilities

The following table shows the movement in level 3 assets and liabilities.

		Other	Other			Other	Other
	Derivatives	trading	financial	Total	Derivatives	trading	financial	Total
	assets	assets (2)	assets (3)	assets	liabilities	liabilities (2)	liabilities	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	630	278	774	1,682	465	1	28	494
Amounts recorded in the income statement (1)	(65)	2	(1)	(64)	(94)	—	1	(93)
Amount recorded in the statement of comprehensive income	—	—	11	11	—	—	—	—
Level 3 transfers in	40	—	—	40	7	—	25	32
Level 3 transfers out	(6)	—	(16)	(22)	(11)	—	—	(11)
Purchases/originations	70	89	59	218	47	—	—	47
Settlements/other decreases	(2)	(31)	—	(33)	(34)	—	—	(34)
Sales	(31)	(97)	(125)	(253)	(40)	—	—	(40)
Foreign exchange and other adjustments	1	2	1	4	2	—	1	3
At 30 June 2025	637	243	703	1,583	342	1	55	398

Amounts recorded in the income statement in respect of balances held at period end - unrealised	57	1	(3)	55	(10)	—	—	(10)

At 1 January 2024	823	223	915	1,961	685	3	3	691
Amounts recorded in the income statement (1)	(70)	2	5	(63)	(28)	—	—	(28)
Amount recorded in the statement of comprehensive income	—	—	(13)	(13)	—	—	—	—
Level 3 transfers in	7	—	—	7	1	—	23	24
Level 3 transfers out	(2)	(14)	(258)	(274)	(2)	(1)	—	(3)
Purchases/originations	82	25	23	130	67	1	—	68
Settlements/other decreases	(38)	(7)	—	(45)	(29)	—	—	(29)
Sales	(40)	—	(2)	(42)	(34)	(1)	—	(35)
Foreign exchange and other adjustments	—	1	(6)	(5)	(2)	—	—	(2)
At 30 June 2024	762	230	664	1,656	658	2	26	686

Amounts recorded in the income statement in respect of balances held at period end - unrealised	116	—	4	120	123	—	—	123

(1)	There were £31 million net gains on trading assets and liabilities (30 June 2024 – £40 million net losses) recorded in income from trading activities. Net losses on other instruments of £2 million (30 June 2024 – £5 million net losses) were recorded in other operating income and interest income as appropriate.
(2)	Other trading assets and other trading liabilities comprise assets and liabilities held at fair value in trading portfolios.
(3)	Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.

NatWest Group – Form 6-K Interim Results 2025	100

Notes continued

8. Financial instruments – valuation continued

Fair value of financial instruments measured at amortised cost on the balance sheet

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

						Items where fair value
	Carrying		Fair value hierarchy level			approximates
	value	Fair value	Level 1	Level 2	Level 3	carrying value
30 June 2025	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	90.7	90.7	—	—	—	90.7
Settlement balances	8.2	8.2	—	—	—	8.2
Loans to banks	7.4	7.3	—	2.8	0.5	4.0
Loans to customers	407.1	402.0	—	30.6	371.4	—
Other financial assets - securities	28.0	28.0	9.7	11.7	6.6	—

31 December 2024
Financial assets
Cash and balances at central banks	93.0	93.0	—	—	—	93.0
Settlement balances	2.1	2.1	—	—	—	2.1
Loans to banks	6.0	5.9	—	1.8	0.5	3.6
Loans to customers	400.3	396.6	—	34.9	361.7	—
Other financial assets - securities	24.6	24.6	4.3	12.4	7.9	—

30 June 2025
Financial liabilities
Bank deposits	38.1	38.0	—	29.7	3.7	4.6
Customer deposits	436.8	436.7	—	24.2	46.4	366.1
Settlement balances	9.5	9.5	—	—	—	9.5
Other financial liabilities
- debt securities in issue	62.0	62.7	—	54.0	8.7	—
Subordinated liabilities	5.8	5.9	—	5.9	—	—
Notes in circulation	3.3	3.3	—	—	—	3.3

31 December 2024
Financial liabilities
Bank deposits	31.5	31.2	—	23.9	3.0	4.3
Customer deposits	433.5	433.3	—	24.3	46.0	363.0
Settlement balances	1.7	1.7	—	—	—	1.7
Other financial liabilities
- debt securities in issue	57.5	57.6	—	48.9	8.7	—
Subordinated liabilities	5.9	6.0	—	6.0	—	—
Notes in circulation	3.3	3.3	—	—	—	3.3

NatWest Group – Form 6-K Interim Results 2025	101

Notes continued

8. Financial instruments – valuation continued

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

Short-term financial instruments

For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, customer demand deposits and notes in circulation, carrying value is deemed a reasonable approximation of fair value.

Loans to banks and customers

In estimating the fair value of net loans to customers and banks measured at amortised cost, NatWest Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value: contractual cash flows and expected cash flows.

Debt securities and subordinated liabilities

Most debt securities are valued using quoted prices in active markets or from quoted prices of similar financial instruments in active markets. For the remaining population, fair values are determined using market standard valuation techniques, such as discounted cash flows.

Bank and customer deposits

Fair value of deposits is estimated using discounted cash flow valuation techniques.

NatWest Group – Form 6-K Interim Results 2025	102

Notes continued

9. Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	30 June	31 December
	2025	2024
Assets	£m	£m
Loans
Reverse repos	28,165	27,127
Collateral given	6,335	7,367
Other loans	679	545
Total loans	35,179	35,039
Securities
Central and local government
- UK	3,961	2,077
- US	6,832	3,734
- Other	6,706	3,506
Financial institutions and Corporate	4,028	4,561
Total securities	21,527	13,878
Total	56,706	48,917

Liabilities
Deposits
Repos	33,911	30,562
Collateral received	11,597	12,509
Other deposits	871	895
Total deposits	46,379	43,966
Debt securities in issue	251	257
Short positions
Central and local government
- UK	2,346	2,680
- US	1,946	1,677
- Other	6,825	4,755
Financial institutions and Corporate	1,098	1,379
Total short positions	12,215	10,491
Total	58,845	54,714

NatWest Group – Form 6-K Interim Results 2025	103

Notes continued

10. Loan impairment provisions

Loan exposure and impairment metrics

The table below summarises loans and related credit impairment measures on an IFRS 9 basis.

	30 June	31 December
	2025	2024
	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	371,875	363,821
Stage 2	40,193	40,474
Stage 3	5,823	5,930
Of which: individual	1,522	1,285
Of which: collective	4,301	4,645
	417,891	410,225
ECL provisions (3)
Stage 1	648	598
Stage 2	741	787
Stage 3	2,261	2,040
Of which: individual	611	451
Of which: collective	1,650	1,589
	3,650	3,425
ECL provisions coverage (4)
Stage 1 (%)	0.17	0.16
Stage 2 (%)	1.84	1.94
Stage 3 (%)	38.83	34.40
	0.87	0.83

	Half year ended
	30 June	30 June
	2025	2024
	£m	£m
Impairment losses
ECL charge/(release) (5)	382	48
Stage 1	(67)	(364)
Stage 2	165	190
Stage 3	284	222
Of which: individual	194	80
Of which: collective	90	142

Amounts written off	192	369
Of which: individual	61	64
Of which: collective	131	305

(1)	The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £89.5 billion (31 December 2024 - £91.8 billion) and debt securities of £70.8 billion (31 December 2024 - £62.4 billion).
(2)	Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.
(3)	Includes £4 million (31 December 2024 - £4 million) related to assets classified as FVOCI and £0.1 billion (31 December 2024 – £0.1 billion) related to off-balance sheet exposures.
(4)	ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.
(5)	Includes a £1 million release (June 2024 – £6 million release) related to other financial assets, with no release (June 2024 – £5 million release) related to assets classified as FVOCI and includes a £10 million charge (June 2024 – £4 million release) related to contingent liabilities.

NatWest Group – Form 6-K Interim Results 2025	104

Notes continued

11. Provisions for liabilities and charges

				Financial
	Customer	Litigation and		commitments
	redress	other regulatory	Property	and guarantees	Other (1)	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2025	420	128	90	55	171	864
Expected credit losses impairment charge	—	—	—	9	—	9
Currency translation and other movements	1	(9)	—	—	—	(8)
Charge to income statement	12	38	13	—	116	179
Release to income statement	(12)	—	(11)	—	(13)	(36)
Provisions utilised	(78)	(37)	(10)	—	(58)	(183)
At 30 June 2025	343	120	82	64	216	825

(1)	Other materially comprises of provisions relating to restructuring costs and Bank of England levy. The charge for the year includes restructuring costs of £62 million and Bank of England levy of £53 million.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

12. Dividends

The 2024 final dividend was approved by shareholders at the Annual General Meeting on 23 April 2025 and the payment made on 29 April 2025 to shareholders on the register at the close of business on 15 March 2025.

NatWest Group plc announces an interim dividend for 2025 of £768 million or 9.5 pence per ordinary share. The interim dividend will be paid on 12 September 2025 to shareholders on the register at close of business on 8 August 2025. The ex-dividend date will be 7 August 2025.

13. Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 30 June 2025. Although NatWest Group is exposed to credit risk in the event of a customer’s failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group’s expectation of future losses.

	30 June	31 December
	2025	2024
	£m	£m
Contingent liabilities and commitments
Guarantees	2,801	3,060
Other contingent liabilities	1,362	1,496
Standby facilities, credit lines and other commitments	142,157	135,405
Total	146,320	139,961

Commitments and contingent obligations are subject to NatWest Group’s normal credit approval processes.

NatWest Group – Form 6-K Interim Results 2025	105

Notes continued

14. Litigation and regulatory matters

NatWest Group plc and certain members of NatWest Group are party to various legal proceedings and are involved in, or subject to, various regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of the Matters, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NatWest Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the probability of a liability, if any, arising can reasonably be estimated in respect of any Matter. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for Matters that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending or contesting Matters, even for those for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all Matters affect the amount and timing of any potential economic outflows both for Matters with respect to which provisions have been established and other contingent liabilities in respect of any such Matter.

It is not practicable to provide an aggregate estimate of potential liability for our Matters as a class of contingent liabilities.

The future economic outflow in respect of any Matter may ultimately prove to be substantially greater than, or less than, the aggregate provision, if any, that NatWest Group has recognised in respect of such Matter. Where a reliable estimate of the economic outflow cannot be reasonably made, no provision has been recognised. NatWest Group expects that in future periods, additional provisions and economic outflows relating to Matters that may or may not be currently known by NatWest Group will be necessary, in amounts that are expected to be substantial in some instances. Refer to Note 13 for information on material provisions.

Matters which are, or could be, material, either individually or in aggregate, having regard to NatWest Group, considered as a whole, in which NatWest Group is currently involved are set out below. We have provided information on the procedural history of certain Matters, where we believe appropriate, to aid the understanding of the Matter.

For a discussion of certain risks associated with NatWest Group’s litigation and regulatory matters (including the Matters), refer to the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 300 of the NatWest Group plc 2024 Annual Report on Form 20-F.

Litigation

London Interbank Offered Rate (LIBOR) and other rates litigation

NatWest Group plc and certain other members of NatWest Group, including NWM Plc, are defendants in a number of claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of USD LIBOR. The complainants allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

The co-ordinated proceeding in the SDNY relating to USD LIBOR now includes one remaining class action, which is on behalf of persons who purchased LIBOR-linked instruments from defendants and bonds issued by defendants, as well as several non-class actions. The defendants in the co-ordinated proceeding have filed a summary judgment motion on the issue of liability, and briefing on that motion concluded in January 2025. The court is currently considering the motion.

NatWest Group – Form 6-K Interim Results 2025	106

Notes continued

14. Litigation and regulatory matters continued

Litigation

The non-class claims filed in the SDNY include claims that the Federal Deposit Insurance Corporation (FDIC) is asserting on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 of those failed US banks, commenced substantially similar claims against NatWest Group companies and others in the High Court of Justice of England and Wales. The action alleges collusion with regard to the setting of USD LIBOR and that the defendants breached UK and European competition law, as well as asserting common law claims of fraud under US law. The defendant banks consented to a request by the FDIC for discontinuance of the claim in respect of 20 failed US banks, leaving 19 failed US banks as claimants.

In June 2025, NatWest Group companies reached an agreement to settle the FDIC’s claims, both those pending in the SDNY and those pending in the High Court of Justice in England and Wales. The settlement amount has been paid and was covered in full by an existing provision.

In addition to the USD LIBOR cases described above, there is a class action relating to derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, which was dismissed by the SDNY in relation to NWM Plc and other NatWest Group companies in September 2021. That dismissal is now the subject of an appeal to the United States Court of Appeals for the Second Circuit (US Court of Appeals).

Two other IBOR-related class actions involving NWM Plc, concerning alleged manipulation of Euribor and Pound Sterling LIBOR, were previously dismissed by the SDNY for various reasons. The plaintiffs’ appeals in those two cases remain pending.

In August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States retail borrowers against the USD ICE LIBOR panel banks and their affiliates (including NatWest Group plc, NWM Plc, NWMSI and NWB Plc), alleging (i) that the very process of setting USD ICE LIBOR amounts to illegal price-fixing; and (ii) that banks in the United States have illegally agreed to use LIBOR as a component of price in variable retail loans. In September 2022, the district court dismissed the complaint. In December 2024, the United States Court of Appeals for the Ninth Circuit affirmed the district court’s decision. In June 2025, the United States Supreme Court denied the claimants’ petition for review.

NWM Plc is also named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc filed a motion for cancellation of service outside the jurisdiction, which was granted in July 2020. The claimants appealed that decision and in November 2020 the appeal was refused and the claim dismissed by the Appellate Court. In January 2025, Israel’s Supreme Court dismissed the appeals in respect of the dismissal of the substantive case against banks that had a presence in Israel.

Subject to any limitation argument, the Supreme Court noted that further legal clarification of the matter could be sought, so there is potential for future LIBOR claims in Israel.

Foreign exchange litigation

NatWest Group plc, NWM Plc and/or NWMSI are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business.

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD 0.5 million. The claimant has alleged that the banks, including NWM Plc, contravened Australian competition law by sharing information, coordinating conduct, widening spreads and manipulating FX rates for certain currency pairs during this period. NatWest Group plc and NWMSI have been named in the action as ‘other cartel participants’, but are not respondents.

In May 2025, NWM Plc executed an agreement to settle the claim in the Federal Court of Australia, subject to court approval of that settlement. The settlement amount is covered in full by an existing provision.

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal (CAT) against NatWest Group plc, NWM Plc and other banks. Both applications were brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the European Economic Area with a relevant financial institution or on an electronic communications network. In March 2022, the CAT declined to certify as collective proceedings either of the applications, which was appealed by the applicants and was the subject of an application for judicial review.

NatWest Group – Form 6-K Interim Results 2025	107

Notes continued

14. Litigation and regulatory matters continued

Litigation

In its amended judgment in November 2023, the Court of Appeal allowed the appeal and decided that the claims should proceed on an opt-out basis. Separately, the court determined which of the two competing applicants can proceed as class representative, and dismissed the application for judicial review of the CAT’s decision. The other applicant has discontinued its claim and withdrawn from the proceedings. The banks sought permission to appeal the Court of Appeal decision directly to the UK Supreme Court, which was granted in April 2024.

The appeal was heard in April 2025 and judgment is awaited.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion to certify, which names The Royal Bank of Scotland plc (now NWM Plc) and several other banks as defendants, was served on NWM Plc in May 2020.

The applicants sought the court’s permission to amend their motions to certify the class actions. NWM Plc filed a motion challenging the permission granted by the court for the applicants to serve the consolidated motion outside the Israeli jurisdiction. That NWM Plc motion remains pending. In February 2024, NWM Plc executed an agreement to settle the claim, subject to court approval. The settlement amount is covered in full by an existing provision.

In December 2021, a summons was served in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims on behalf of a number of parties, seeking declarations from the court concerning liability for anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019, along with unspecified damages. The claimant amended its claim to also refer to a 2 December 2021 decision by the EC, which described anti-competitive FX market conduct. NatWest Group plc, NWM Plc and other defendants contested the jurisdiction of the Dutch court. In March 2023, the district court in Amsterdam accepted that it has jurisdiction to hear claims against NWM N.V. but refused jurisdiction to hear any claims against the other defendant banks (including NatWest Group plc and NWM Plc) brought on behalf of the parties represented by the claimant that are domiciled outside of the Netherlands. The claimant is appealing that decision. The defendant banks have brought cross-appeals which seek a ruling that the Dutch court has no jurisdiction to hear any claims against the defendant banks domiciled outside of the Netherlands, irrespective of whether the claim has been brought on behalf of a party represented by the claimant that is domiciled within or outside of the Netherlands. The Amsterdam Court of Appeal has stayed these appeal proceedings until the Court of Justice of the European Union has answered preliminary questions that have been referred to it in another matter.

In September 2023, a second summons was served by Stichting FX Claims on NatWest Group plc, NWM Plc and NWM N.V., on behalf of a new group of parties. The claimant seeks declarations from the district court in Amsterdam concerning liability for anti-competitive FX market conduct described in the above referenced decisions of the EC of 16 May 2019 and 2 December 2021, along with unspecified damages. NatWest Group plc, NWM Plc and other defendants are contesting the Dutch court's jurisdiction. The district court has stayed the proceedings pending judgment in the above-mentioned appeals.

In January 2025, a third summons was served by Stichting FX Claims on NatWest Group plc, NWM Plc and NWM N.V., on behalf of another new group of parties. The claimant seeks similar declarations from the district court in Amsterdam to those being sought in the above-mentioned claims, along with unspecified damages.

NatWest Group plc, NWM Plc and other defendants are contesting the Dutch court's jurisdiction. The district court has stayed the proceedings pending judgment in the above-mentioned appeals.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether all or any of these claims will be pursued.

NatWest Group – Form 6-K Interim Results 2025	108

Notes continued

14. Litigation and regulatory matters continued

Litigation

Swaps antitrust litigation

NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. Three swap execution facilities (TeraExchange, Javelin, and trueEx) allege that they would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery is complete though expert discovery is ongoing. In March 2024, NatWest Group companies reached an agreement to settle a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, which was predicated on similar allegations. The settlement amount was previously paid into escrow pending final court approval of the settlement and was covered in full by an existing provision. On 17 July 2025, the SDNY granted final approval of the class action settlement.

In June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act. The defendants filed a motion to dismiss the complaint and, in June 2023, such motion was denied as regards to NWMSI and other financial institutions, but granted as regards to NWM Plc on the ground that the court lacks jurisdiction over that entity.

In January 2024, the SDNY issued an order barring the plaintiffs in the New Mexico case from pursuing claims based on conduct occurring before 30 June 2014 on the ground that such claims were extinguished by a 2015 settlement agreement that resolved a prior class action relating to credit default swaps.

In May 2025, the SDNY’s decision was affirmed by the US Court of Appeals.

The case in the New Mexico federal court (which was stayed pending the appeal of the SDNY's decision) will now re - commence but as limited by the decision of the US Court of Appeals.

Odd lot corporate bond trading antitrust litigation

In July 2024, the US Court of Appeals vacated the SDNY's October 2021 dismissal of the class action antitrust complaint alleging that, from August 2006 onwards, various securities dealers, including NWMSI, conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. The appellate court held that the district judge who made the decision should not have been presiding over the case because a member of the judge’s family had owned stock in one of the defendants while the motion was pending. The defendants are now seeking dismissal by a different district court judge.

Spoofing litigation

In December 2021, three substantially similar class actions complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints refer to NWM Plc’s December 2021 spoofing-related guilty plea (described below under “US investigations relating to fixed-income securities”) and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018. In July 2022, the defendants filed a motion to dismiss these claims, which have been consolidated into one matter in the United States District Court for the Northern District of Illinois.

Madoff

NWM N.V. was named as a defendant in two actions filed by the trustee for the bankrupt estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$300 million (plus pre - judgment interest) that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties.

The claims were previously dismissed, but as a result of an August 2021 decision by the US Court of Appeals, they are now proceeding in the discovery phase in the bankruptcy court, where they have been consolidated into one action.

NatWest Group – Form 6-K Interim Results 2025	109

Notes continued

14. Litigation and regulatory matters continued

Litigation

Offshoring VAT assessments

HMRC, as part of an industry - wide review, issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India for the period from 1 January 2014 until 31 December 2017 inclusive. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020.

In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay amounts totalling £153 million (including statutory interest) to HMRC in December 2020 and May 2022. The appeal and the application for judicial review were previously stayed behind a separate case involving another bank.

NatWest Group plc was informed in late 2024 that the other bank had settled its case with HMRC by agreement. NatWest Group plc is currently considering the appropriate next steps for the appeal and the application for judicial review, in the expectation of progressing the appeal before the Tax Tribunal.

The amount of £153 million continues to be recognised as an asset that NatWest Group plc expects to recover. Since 1 January 2018, NatWest Group plc has paid VAT on intra-group supplies from the India-registered NatWest Group companies.

US Anti-Terrorism Act litigation

NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are, or were, US military personnel who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with and/or aided and abetted Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells that committed the attacks, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions, alleging conspiracy claims but not aiding and abetting claims, was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. In January 2023, the US Court of Appeals affirmed the district court’s dismissal of this case. The plaintiffs have now filed a motion in the district court to re-open the case to assert aiding and abetting claims that they previously did not assert, which the defendants are opposing. Another action, filed in the SDNY in 2017, which asserted both conspiracy and aiding and abetting claims, was dismissed by the SDNY in March 2019 on similar grounds as the first case, but remains subject to appeal to the US Court of Appeals.

Other follow-on actions that are substantially similar to those described above are pending in the same courts.

1MDB litigation

A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a sovereign wealth fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB. It is claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. 1MDB seeks the return of that amount plus interest. Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court’s jurisdiction to hear the claim, and a hearing took place in February 2024. In March 2024, the court granted that application. 1MDB has appealed that decision and a prior decision by the court not to allow them to discontinue their claim. Both appeals are scheduled to be heard in November 2025.

Coutts & Co Ltd (a subsidiary of RBS Netherlands Holdings B.V., which in turn is a subsidiary of NWM Plc) is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

NatWest Group – Form 6-K Interim Results 2025	110

Notes continued

14. Litigation and regulatory matters continued

Regulatory matters (including investigations and customer redress programmes)

NatWest Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes. NatWest Group expects government and regulatory intervention in financial services to be high for the foreseeable future, including increased scrutiny from competition and other regulators in the retail and SME business sectors.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.

NatWest Group is co-operating fully with the matters described below.

US investigations relating to fixed-income securities

In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney’s Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice (DOJ) and the USAO CT resolved both the spoofing conduct and the breach of the NPA.

The DOJ and USAO CT paused the monitorship in May 2025 and, following a review, have determined that a monitorship was no longer necessary as a result of NWM’s notable progress in strengthening its compliance programme, certain of NWM’s remedial improvements, internal controls, and the status of implementation of Monitor recommendations, and that reporting by NWM to the DOJ and USAO CT on its continued compliance programme progress provided an appropriate degree of oversight. This agreement is subject to documentation and court approval. If approved, NWM’s obligations under the plea agreement and probation would be extended until December 2026. Should DOJ, USAO CT, and NWM be unable to agree on the documentation or the court declines to approve the amendment, the parties would need to agree on, and/or revert to the court with an alternative plan, as applicable.

In the event that NWM Plc does not meet its obligations to the DOJ, this may lead to adverse consequences such as increased costs, findings that NWM Plc violated its probation term, and possible re-sentencing, amongst other consequences. Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 300 of the NatWest Group plc 2024 Annual Report on Form 20-F.

RBSI Ltd reliance regime and referral to enforcement

In January 2023, the Jersey Financial Services Commission (JFSC) notified RBSI Ltd that it had been referred to its Enforcement Division in relation to RBSI Ltd’s operation of the reliance regime. The reliance regime is specific to certain Crown Dependencies and enables RBSI Ltd to rely on regulated third parties for specific due diligence information. In July 2025, the JFSC confirmed the investigation had concluded, having determined it reasonable to take no further action.

Investment advice review

In October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group’s past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. The Skilled Person’s review has concluded and, after discussion with the FCA, NatWest Group is undertaking additional review / remediation work.

NatWest Group – Form 6-K Interim Results 2025	111

Notes continued

14. Litigation and regulatory matters continued

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC

In December 2015, correspondence was received from the Central Bank of Ireland setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015.

The redress and compensation process has now largely concluded, although a small number of cases remain outstanding relating to uncontactable customers.

UBIDAC customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC challenged three FSPO adjudications in the Irish High Court. In June 2023, the High Court found in favour of the FSPO in all matters. UBIDAC appealed that decision to the Court of Appeal. In September 2024, the Court of Appeal allowed UBIDAC’s appeal and set aside certain findings of the FSPO. The Court of Appeal directed one aspect of the FSPO decisions to be remitted to the FSPO for its consideration following an oral hearing.

Notification is awaited from FSPO whether it intends to hold oral hearings in the two outstanding cases and/or whether a decision is expected in these cases.

Other customer remediation in Ulster Bank Ireland DAC

UBIDAC identified other legacy issues leading to the establishment of remediation requirements, and progress is ongoing to conclude activities.

15. Related party transactions

UK Government

In May 2025, the UK Government through His Majesty’s Treasury (HMT) sold its remaining shareholding in NatWest Group plc. Under UK listing rules the UK Government and UK Government-controlled bodies remained related parties until 12 July 2025, 12 months after the UK Government shareholding in NatWest Group plc fell below 20%.

NatWest Group enters into transactions with many of these bodies. Transactions include the payment of: taxes – principally UK corporation tax and value added tax; national insurance contributions; local authority rates; regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities

NatWest Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

NatWest Group – Form 6-K Interim Results 2025	112

Notes continued

15. Related party transactions continued

Other related parties

(a)  In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business.

(b)  To further strategic partnerships, NatWest Group may seek to invest in third parties or allow third parties to hold a minority interest in a subsidiary of NatWest Group. We disclose as related parties for associates and joint ventures and where equity interests are over 10%. Ongoing business transactions with these entities are on normal commercial terms.

(c)  NatWest Group recharges the NatWest Group Pension Fund with the cost of pension management services incurred by it.

(d)  In accordance with IAS 24, transactions or balances between NatWest Group entities that have been eliminated on consolidation are not reported.

Full details of NatWest Group’s related party transactions for the year ended 31 December 2024 are included in the NatWest Group plc 2024 Annual Report on Form 20 - F.

16. Post balance sheet events

On 2 July 2025 NatWest Group plc gave notice to holders of the $1,150,000,000 8.000% Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes of the upcoming redemption of the Notes on 10 August 2025. The announcement and redemption of the Notes reduces CET1 by c.5bps based on 30 June 2025 RWAs. This arises due to changes in FX rates since the date of issuance of the Notes.

There have been no other significant events between 30 June 2025 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

17. Date of approval

This announcement was approved by the Board of Directors on 24 July 2025.

NatWest Group – Form 6-K Interim Results 2025	113

NatWest Group plc Summary Risk Factors

Summary of Principal Risks and Uncertainties

Set out below is a summary of the principal risks and uncertainties for the remaining six months of the financial year which could adversely affect NatWest Group.

This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 408 to 426 of the NatWest Group plc 2024 Annual Report and Accounts and pages 283 to 304 of the NatWest Group plc 2024 Annual Report on Form 20-F. Any of the risks identified may have a material adverse effect on NatWest Group’s business, operations, financial condition or prospects.

Economic and political risk

-	NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, and geopolitical developments.
-	Changes in interest rates will continue to affect NatWest Group’s business and results.
-	Fluctuations in currency exchange rates may adversely affect NatWest Group’s results and financial condition.

Business change and execution risk

-	The implementation and execution of NatWest Group’s strategy carries execution and operational risks and it may not achieve its stated aims and targeted outcomes.
-	Acquisitions, divestments, or other transactions by NatWest Group may not be successful.
-	The transfer of NatWest Group’s Western European corporate portfolio involves certain risks.

Financial resilience risk

-	NatWest Group may not achieve its ambitions or targets, meet its guidance, or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).
-	NatWest Group operates in markets that are highly competitive, with competitive pressures and technology disruption.
-	NatWest Group has significant exposure to counterparty and borrower risk including credit losses, which may have an adverse effect on NatWest Group.
-	NatWest Group may not meet the prudential regulatory requirements for liquidity and funding or may not be able to adequately access sources of liquidity and funding, which could trigger the execution of certain management actions or recovery options.
-	NatWest Group may not meet the prudential regulatory requirements for regulatory capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.
-	Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity and funding position and increase the cost of funding.
-	NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.
-	NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
-	NatWest Group’s financial statements are sensitive to underlying accounting policies, judgements, estimates and assumptions.
-	Changes in accounting standards may materially impact NatWest Group’s financial results.
-	The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
-	NatWest Group is subject to regulatory oversight in respect of resolution, and NatWest Group could be adversely affected should the BoE in the future deem NatWest Group’s preparations to be inadequate.
-	NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.

NatWest Group – Form 6-K Interim Results 2025	114

NatWest Group plc summary risk factors continued

Summary of Principal Risks and Uncertainties continued

Operational and IT resilience risk

-	Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses.
-	NatWest Group is subject to sophisticated and frequent cyberattacks, and compliance with cybersecurity and data protection regulations is becoming increasingly complex.
-	NatWest Group’s operations and strategy are highly dependent on the accuracy and effective use of data.
-	NatWest Group’s operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.
-	NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.
-	A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.
-	NatWest Group’s operations are subject to inherent reputational risk.

Legal and regulatory risk

-	NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.
-	NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.
-	Changes in tax legislation (or application thereof) or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

Climate and sustainability-related risks

-	NatWest Group and its Value Chain face climate and sustainability-related risks that may adversely affect NatWest Group.
-	NatWest Group’s strategy relating to climate change, ambitions, targets and transition plan entail significant execution and/or reputational risks and are unlikely to be achieved without significant and timely government policy, technology and customer behavioural changes.
-	There are significant limitations related to accessing accurate, reliable, verifiable, auditable, consistent and comparable climate and other sustainability-related data that contribute to substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions.
-	NatWest Group is becoming subject to more extensive, and sophisticated climate and other sustainability-related laws, regulation and oversight and there is an increasing risk of regulatory enforcement, investigation and litigation.

NatWest Group – Form 6-K Interim Results 2025	115

Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

-	the condensed financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the UK and as issued by the International Accounting Standards Board (IASB);
-	the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and
-	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).

By order of the Board

Richard Haythornthwaite	John-Paul Thwaite	Katie Murray
Chair	Group Chief Executive Officer	Group Chief Financial Officer

24 July 2025

Board of directors

Chair	Executive directors	Non-executive directors
Richard Haythornthwaite	John-Paul Thwaite Katie Murray	Roisin Donnelly Patrick Flynn Geeta Gopalan Yasmin Jetha Stuart Lewis Gillian Whitehead Lena Wilson

NatWest Group – Form 6-K Interim Results 2025	116

Additional information

Other financial data

The following table shows NatWest Group’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2025.

As at
30 June
2025
£m
Share capital - allotted, called up and fully paid
Ordinary shares of £1.0769	8,972
Retained earnings and other reserves	32,986
Owners’ equity	41,958

NatWest Group indebtedness
Trading liabilities - debt securities in issue	251
Other financial liabilities – debt securities in issue	63,957
Subordinated liabilities	6,006
Total indebtedness	70,214
Total capitalisation and indebtedness	112,172

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

The information contained in the table above has not changed materially since 30 June 2025.

Share information

	30 June	31 March	31 December
	2025	2025	2024
Ordinary share price (pence)	511	451	402
Number of ordinary shares in issue (millions)	8,331	8,331	8,331

NatWest Group – Form 6-K Interim Results 2025	117

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include a calculation of metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

Measure	Description
Cost:income ratio (excl. litigation and conduct) Refer to table 2. Cost:income ratio (excl. litigation and conduct) on page 120.

The cost:income ratio (excl. litigation and conduct) is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.

Customer deposits excluding central items Refer to Segment performance on pages 19-23 for components of calculation.

Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits. Central items & other includes Treasury repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the reduction of deposits as part of our withdrawal from the Republic of Ireland.

These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

Funded assets Refer to Condensed consolidated balance sheet on page 84 for components of calculation.	Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.
Loan:deposit ratio (excl. repos and reverse repos) Refer to table 5. Loan:deposit ratio (excl. repos and reverse repos) on page 122.

Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. This metric is used to assess liquidity.

The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. The nearest ratio using IFRS measures is: loan:deposit ratio - this is calculated as net loans to customers held at amortised cost divided by customer deposits.

NatWest Group Return on Tangible Equity Refer to table 7. NatWest Group Return on Tangible Equity on page 122.

NatWest Group Return on Tangible Equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners’ equity and average intangible assets. This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. The nearest ratio using IFRS measures is: return on equity - this comprises profit attributable to ordinary shareholders divided by average total equity.

NatWest Group – Form 6-K Interim Results 2025	118

Non-IFRS financial measures continued

Measure	Description
Net interest margin and average interest earning assets Refer to Segment performance on pages 19-23 for components of calculation.

Net interest margin is net interest income, as a percentage of average interest earning assets (IEA).

Average IEA are daily average IEA of the banking business of NatWest Group and primarily consists of cash and balances at central banks, loans to banks, loans to customers and other financial assets. It excludes trading balances and assets in treasury repurchase agreements that have not been derecognised. Average IEA shows the average asset base generating interest over the period.

Net loans to customers excluding central items Refer to Segment performance on pages 19-23 for components of calculation.

Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers. Central items & other includes Treasury reverse repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers as part of our withdrawal from the Republic of Ireland.

This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

Operating expenses excluding litigation and conduct Refer to table 4. Operating expenses excluding litigation and conduct on page 121.

The management analysis of operating expenses shows litigation and conduct costs separately. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.

Segmental return on equity Refer to table 8. Segmental return on equity on page 123.

Segment return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity. This measure shows the return generated by operating segments on equity deployed.

Tangible net asset value (TNAV) per ordinary share Refer to table 3. Tangible net asset value (TNAV) per ordinary share on page 121.

TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue. This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price. The nearest ratio using IFRS measures is: net asset value (NAV) per ordinary share - this comprises ordinary shareholders’ interests divided by the number of ordinary shares in issue.

Total combined assets and liabilities (CAL) – Private Banking & Wealth Management Refer to table 6. Total combined assets and liabilities (CAL) – Private Banking & Wealth Management on page 122.

CAL refers to customer deposits, net loans to customers (amortised cost) and AUMA. To avoid double counting, investment cash is deducted as it is reported within customer deposits and AUMA.

The components of CAL are key drivers of income and provide a measure of growth and strength of the business on a comparable basis.

Total income excluding notable items Refer to table 1. Total income excluding notable items on page 120.

Total income excluding notable items is calculated as total income less notable items. The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

NatWest Group – Form 6-K Interim Results 2025	119

Non-IFRS financial measures continued

1. Total income excluding notable items

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Continuing operations
Total income	7,985	7,134	4,005	3,980	3,659
Less notable items:
Commercial & Institutional
Own credit adjustments (OCA)	3	(7)	(3)	6	(2)
Central items & other
Share of associate profits/(losses) for Business Growth Fund	14	11	(1)	15	4
Interest and FX management derivatives not in hedge accounting relationships	6	126	(1)	7	67
	23	130	(5)	28	69
Total income excluding notable items	7,962	7,004	4,010	3,952	3,590

2. Cost:income ratio (excl. litigation and conduct)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	4,018	4,057	2,039	1,979	2,005
Less litigation and conduct costs	(118)	(101)	(74)	(44)	(77)
Other operating expenses	3,900	3,956	1,965	1,935	1,928

Total income	7,985	7,134	4,005	3,980	3,659

Cost:income ratio	50.3%	56.9%	50.9%	49.7%	54.8%
Cost:income ratio (excl. litigation and conduct)	48.8%	55.5%	49.1%	48.6%	52.7%

NatWest Group – Form 6-K Interim Results 2025	120

Non-IFRS financial measures continued

3. Tangible net asset value (TNAV) per ordinary share

	As at
	30 June	31 March	31 December
	2025	2025	2024
Ordinary shareholders' interests (£m)	35,929	35,562	34,070
Less intangible assets (£m)	(7,513)	(7,537)	(7,588)
Tangible equity (£m)	28,416	28,025	26,482

Ordinary shares in issue (millions) (1)	8,088	8,067	8,043

NAV per ordinary share (pence)	444p	441p	424p
TNAV per ordinary share (pence)	351p	347p	329p

(1)The number of ordinary shares in issue excludes own shares held.

4. Operating expenses excluding litigation and conduct

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Other operating expenses
Staff expenses	2,099	2,112	1,044	1,055	1,064
Premises and equipment	587	579	293	294	286
Other administrative expenses	657	757	337	320	343
Depreciation and amortisation	557	508	291	266	235
Total other operating expenses	3,900	3,956	1,965	1,935	1,928

Litigation and conduct costs
Staff expenses	30	35	16	14	21
Other administrative expenses	88	66	58	30	56
Total litigation and conduct costs	118	101	74	44	77

Total operating expenses	4,018	4,057	2,039	1,979	2,005
Total operating expenses excluding litigation and conduct	3,900	3,956	1,965	1,935	1,928

NatWest Group – Form 6-K Interim Results 2025	121

Non-IFRS financial measures continued

5. Loan:deposit ratio (excl. repos and reverse repos)

	As at
	30 June	31 March	31 December
	2025	2025	2024
	£m	£m	£m
Loans to customers - amortised cost	407,135	398,806	400,326
Less reverse repos	(30,400)	(30,258)	(34,846)
Loans to customers - amortised cost (excl. reverse repos)	376,735	368,548	365,480
Customer deposits	436,756	434,617	433,490
Less repos	(988)	(1,070)	(1,363)
Customer deposits (excl. repos)	435,768	433,547	432,127
Loan:deposit ratio (%)	93%	92%	92%
Loan:deposit ratio (excl. repos and reverse repos) (%)	86%	85%	85%

6. Total combined assets and liabilities (CAL) – Private Banking & Wealth Management

	As at
	30 June	31 March	31 December
	2025	2025	2024
	£bn	£bn	£bn
Net loans to customers (amortised cost)	18.6	18.4	18.2
Customer deposits	41.3	41.2	42.4
Assets under management and administration (AUMA)	51.8	48.5	48.9
Less investment cash included in both customer deposits and AUMA	(1.3)	(1.2)	(1.1)
Total combined assets and liabilities (CAL)	110.4	106.9	108.4

7. NatWest Group Return on Tangible Equity

	Half year ended and as at		Quarter ended and as at
	30 June	30 June	30 June	31 March	30 June
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Profit attributable to ordinary shareholders	2,488	2,099	1,236	1,252	1,181
Annualised profit attributable to ordinary shareholders	4,976	4,198	4,944	5,008	4,724

Average total equity	40,817	37,535	41,474	40,354	37,659
Adjustment for average other owners' equity and intangible assets	(13,336)	(11,909)	(13,529)	(13,228)	(12,080)
Adjusted total tangible equity	27,481	25,626	27,945	27,126	25,579
Return on equity	12.2%	11.2%	11.9%	12.4%	12.5%
Return on Tangible Equity	18.1%	16.4%	17.7%	18.5%	18.5%

NatWest Group – Form 6-K Interim Results 2025	122

Non-IFRS financial measures continued

8. Segmental return on equity

	Half year ended 30 June 2025			Half year ended 30 June 2024
		Private Banking			Private Banking
	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Banking	Management	& Institutional
Operating profit (£m)	1,485	179	1,984	1,098	99	1,707
Paid-in equity cost allocation (£m)	(49)	(8)	(129)	(34)	(8)	(83)
Adjustment for tax (£m)	(402)	(48)	(464)	(298)	(25)	(406)
Adjusted attributable profit (£m)	1,034	123	1,391	766	66	1,218
Annualised adjusted attributable profit (£m)	2,068	246	2,783	1,532	131	2,436
Average RWAe (£bn)	67.9	11.2	107.5	62.2	11.1	109.0
Equity factor	12.8%	11.1%	13.9%	13.4%	11.2%	13.8%
Average notional equity (£bn)	8.7	1.2	14.9	8.3	1.2	15.0
Return on equity (%)	23.8%	19.8%	18.6%	18.4%	10.5%	16.2%

	Quarter ended 30 June 2025			Quarter ended 31 March 2025			Quarter ended 30 June 2024
		Private Banking			Private Banking			Private Banking
	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Banking	Management	& Institutional	Banking	Management	& Institutional
Operating profit (£m)	735	102	964	750	77	1,020	609	66	938
Paid-in equity cost allocation (£m)	(26)	(4)	(66)	(23)	(4)	(63)	(18)	(4)	(43)
Adjustment for tax (£m)	(199)	(27)	(225)	(204)	(20)	(239)	(165)	(17)	(224)
Adjusted attributable profit (£m)	510	71	673	523	53	718	426	45	671
Annualised adjusted attributable profit (£m)	2,042	282	2,694	2,092	212	2,872	1,702	179	2,685
Average RWAe (£bn)	68.9	11.3	108.3	66.9	11.1	106.8	62.7	11.1	109.0
Equity factor	12.8%	11.1%	13.9%	12.8%	11.1%	13.9%	13.4%	11.2%	13.8%
Average notional equity (£bn)	8.8	1.3	15.1	8.6	1.2	14.8	8.4	1.2	15.0
Return on equity (%)	23.2%	22.5%	17.9%	24.5%	17.1%	19.3%	20.3%	14.4%	17.8%

NatWest Group – Form 6-K Interim Results 2025	123

Performance measures not defined under IFRS

The table below summarises other performance measures used by NatWest Group, not defined under IFRS, and therefore a reconciliation to the nearest IFRS measure is not applicable.

Measure	Description
AUMA

AUMA comprises both assets under management (AUM) and assets under administration (AUA) serviced through the Private Banking & Wealth Management segment. AUM comprise assets where the investment management is undertaken by Private Banking & Wealth Management on behalf of Private Banking & Wealth Management, Retail Banking and Commercial & Institutional customers. AUA comprise i) third party assets held on an execution-only basis in custody by Private Banking & Wealth Management, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking & Wealth Management ii) AUA of Cushon, acquired on 1 June 2023, which are supported by Private Banking & Wealth Management and held and managed by third parties. This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.

AUMA income

AUMA income includes investment income which reflects an ongoing fee as percentage of assets and transactional income related to investment services comprised of one-off fees for advice services, trading and exchange services, protection and alternative investing services. AUMA is a core driver of non-interest income, especially with respect to ongoing investment income and this measure provides a means of reporting the income earned on AUMA.

AUMA net flows

AUMA net flows represents assets under management (AUM net flows) and assets under administration (AUA net flows). AUMA net flows is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Private Banking & Wealth Management, Retail Banking and Commercial & Institutional.

Capital generation pre-distributions

Capital generation pre-distributions refers to the change in the CET1 ratio in the period, before distributions to ordinary shareholders. It reflects the capital generated through business activities and all other movements, including attributable profit for the period, impacts from acquisitions and disposals, and risk-weighted asset (RWA) changes, prior to the deduction of ordinary shareholder distributions such as ordinary dividends and share buybacks. It is used to show the capital generated in the period that is available for deployment in the business and distribution to shareholders.

Climate and sustainable funding and financing

The climate and sustainable funding and financing metric is used by NatWest Group to measure the level of support it provides customers, through lending products and underwriting activities, to help in their transition towards a net zero, climate resilient and sustainable economy. During Q1 2025 we exceeded our target to provide £100 billion between 1 July 2021 and the end of 2025. To reflect our progress we have announced a new target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030. As part of this we will continue to monitor progress against our aim to provide £10 billion in lending for EPC A and B residential properties between 1 January 2023 and the end of 2025. The climate and sustainable funding and financing framework which underpinned our previous £100 billion target has been retired and replaced with our climate and transition finance framework, available on natwestgroup.com.

Loan impairment rate	Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.
Third party rates

Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non- interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

Wholesale funding

Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

NatWest Group – Form 6-K Interim Results 2025	124

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NatWest Group plc

Registrant

/s/ Katie Murray
Group Chief Financial Officer
25 July 2025